ANNUAL
REPORT
2024



 Robert Half®

About Robert Half

Robert Half is the world's first and largest specialized talent solutions and business consulting firm, connecting highly skilled job seekers with rewarding opportunities at great companies. We offer contract talent, permanent placement and executive search services, and we are the parent company of Protiviti®, a global consulting firm. Protiviti helps companies solve increasingly complex business challenges, often through managed solutions where our talent solutions operations and Protiviti work together.

Our company's enterprise values—integrity, inclusion, innovation and commitment to success—serve as the cornerstone for everything we do. These principles shape our organizational culture, define our character and guide how we grow as individuals, as teams and as an enterprise.

We have long been known as an innovator in our industry. Today, our AI-powered matching technology enhances our recruiters' ability to connect exceptional talent with roles that drive our clients' business forward. Our success also stems from the expertise of our specialized recruiting professionals. This unique and powerful combination sets us apart in the marketplace.

We foster a supportive and inclusive work environment where our employees can thrive and sustain long-term careers at Robert Half. In keeping with our enterprise values, we remain dedicated to social responsibility, engaging in community service and supporting deserving causes.

INTEGRITY	**INCLUSION**	**INNOVATION**	**COMMITMENT TO SUCCESS**
Put ethics first and do the right thing in all situations	Foster a culture of belonging where everyone can connect, thrive and grow	Adapt, evolve and invest to deliver new ideas and solutions	Empower our people to drive the success of our clients, candidates and colleagues and to better our communities

ROBERT HALF

315 Office Locations **18** Countries

PROTIVITI*

89 Office Locations **29** Countries

NYSE SYMBOL

RHI

FULL-TIME INTERNAL STAFF

14,700



Robert Half and Protiviti*

*Includes Member Firms, which are independent legal entities operating under the Protiviti name

A Great Place To Work

Robert Half is a people business, and we are proud of our recognition as an employer of choice. We are certified as a Great Place To Work® in 16 countries, and we received numerous other accolades in 2024 and early 2025, including:

      

    

Commitment to Our Values

We build rewarding careers for our employees and job candidates, embrace inclusion, and strive to positively impact the communities where we live and work. Our results for 2024 underscore our commitment to our people and our values.

EMPLOYEE ENGAGEMENT	COMMUNITY INVESTMENT	EMPLOYEE VOLUNTEER HOURS
88%	**$5.2M**	**97,000**
Employees globally who said we are a great place to work	Total community investment including cash donations, value of time volunteered and in-kind giving	Employee hours volunteered globally during 2024

Forbes award logos are reprinted with permission of Forbes.
Disclaimer: From *Fortune*. ©2025 Fortune Media IP Limited. All rights reserved. Fortune is a registered trademark of Fortune Media IP Limited and is used under license. *Fortune* and Fortune Media IP Limited are not affiliated with, and do not endorse products or services of, Robert Half Inc.

Selected Financial Data

(in millions, except per share amounts)

YEAR ENDED DECEMBER 31,

	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
INCOME STATEMENT										
Service revenues	$ 5,796	$ 6,393	$ 7,238	$ 6,461	$ 5,109	$ 6,074	$ 5,800	$ 5,267	$ 5,250	$ 5,095
Net income	$ 252	$ 411	$ 658	$ 599	$ 306	$ 454	$ 434	$ 291	$ 343	$ 358
Diluted net income per share	$ 2.44	$ 3.88	$ 6.03	$ 5.36	$ 2.70	$ 3.90	$ 3.57	$ 2.33	$ 2.67	$ 2.69
Diluted shares	103	106	109	112	113	116	122	125	129	133
Dividends declared per share	$ 2.12	$ 1.92	$ 1.72	$ 1.52	$ 1.36	$ 1.24	$ 1.12	$ .96	$ .88	$ .80
CASH FLOW DATA										
Capital expenditures*	$ 86	$ 81	$ 102	$ 68	$ 67	$ 90	$ 43	$ 41	$ 83	$ 75
Net cash flows before financing activities	$ 323	$ 525	$ 567	$ 516	$ 606	$ 418	$ 484	$ 375	$ 330	$ 320
Repurchase of common stock	$ 276	$ 255	$ 320	$ 288	$ 159	$ 278	$ 354	$ 232	$ 176	$ 271
Dividends paid	$ 220	$ 206	$ 189	$ 171	$ 156	$ 146	$ 136	$ 121	$ 114	$ 108
BALANCE SHEET										
Accounts receivable, net	$ 772	$ 861	$ 1,018	$ 985	$ 714	$ 833	$ 794	$ 732	$ 703	$ 705
Total assets	$ 2,854	$ 3,011	$ 2,965	$ 2,952	$ 2,557	$ 2,311	$ 1,903	$ 1,868	$ 1,778	$ 1,671
Stockholders' equity	$ 1,378	$ 1,588	$ 1,569	$ 1,381	$ 1,205	$ 1,144	$ 1,063	$ 1,105	$ 1,087	$ 1,004

*Capital expenditures for the year ended December 31, 2019, and thereafter include capitalized cloud computing implementation costs.



Financial Highlights

5-Year History

SERVICE REVENUES
(in millions)



2020	2021	2022	2023	**2024**
$5,109	$6,461	$7,238	$6,393	**$5,796**

NET INCOME
(in millions)



2020	2021	2022	2023	**2024**
$306	$599	$658	$411	**$252**

DILUTED NET INCOME
Per Share



2020	2021	2022	2023	**2024**
$2.70	$5.36	$6.03	$3.88	**$2.44**

DIVIDENDS DECLARED
Per Share



2020	2021	2022	2023	**2024**
$1.36	$1.52	$1.72	$1.92	**$2.12**

GROSS PROFIT MARGIN



2020	2021	2022	2023	**2024**
39%	42%	43%	40%	**39%**

Disclaimer:
Certain information contained herein and in other parts of this report may be deemed forward-looking statements, including those regarding our plans, goals and objectives, and events and financial trends that may affect the future operating results or financial positions of Robert Half Inc. (the "Company"). Forward-looking statements reflect management's current expectations and speak only as of the date of this report. These statements may be identified by words such as "anticipate," "estimate," "forecast," "target," "project," "plan," "intend," "believe," "expect," "should," "could," "would," "may," "might," "will," or variations or negatives thereof or by similar or comparable words or phrases. Such statements are subject to risks and uncertainties that could cause our results to differ materially from those anticipated in the corresponding forward-looking statements. Forward-looking statements are not guarantees or promises that goals or targets will be met. In addition, historical, current and forward-looking information about the Company's corporate responsibility and compliance programs, including targets or goals, may not be considered material for the Securities and Exchange Commission ("SEC") reporting purposes and may be based on standards for measuring progress that are still developing; on internal controls, diligence, or processes that are evolving; and on assumptions that are subject to change in the future. For information regarding risks and uncertainties associated with our business and a discussion of some of the factors that may cause actual results to differ materially from those expressed in the forward-looking statements, such as changes in laws and regulations and changes in economic conditions, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Legal Proceedings" sections of this 2024 Annual Report on Form 10-K and subsequent SEC filings for a discussion of risk factors as they relate to forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances except as required by law.

To Our Shareholders

The hiring environment throughout 2024 was characterized by ongoing caution among employers and job seekers alike, elongating decision cycles and subduing hiring activity and new project starts. Temporary workforce penetration rates for the staffing industry as a whole approached multiyear lows. While our talent solutions operations were impacted, conditions did begin to stabilize in the second half of the year.

Our business consulting subsidiary, Protiviti, proved more resilient and delivered sequential and year-over-year revenue growth in the second half of the year. All major solution areas—internal audit and financial advisory, technology consulting, risk and compliance, and business process improvement—showed gains. Protiviti's strong performance underscores the effectiveness of its global, multi-industry business model, which provides deep expertise, objective insights, a tailored approach and unparalleled collaboration to help clients solve their most critical business problems.

Protiviti's strong performance underscores the effectiveness of its global, multi-industry business model.

Full-year global revenues were $5.80 billion in 2024, down 9% compared with $6.39 billion in 2023. U.S. revenues decreased 9% versus last year to $4.52 billion while international revenues decreased by 11% to $1.28 billion, representing 22% of 2024 total Company revenues.

In 2024, net income was $252 million ($2.44 per share), with cash flow from operations totaling $410 million. In comparison, in 2023, net income was $411 million ($3.88 per share), and cash flow from operations was $637 million. We distributed $2.12 per share in cash dividends to our shareholders during 2024 for a total cash outlay of $220 million. We also repurchased approximately 3.5 million Robert Half shares during the year for $249 million. Return on invested capital was 17% for the year.

Our 2024 talent solutions revenues were $3.85 billion, with contract talent solutions revenues and permanent placement revenues both decreasing 14%. Protiviti revenues for 2024 were $1.95 billion, up 1% compared with 2023, accounting for 34% of 2024 total Company revenues.

Business Highlights

2024

TOTAL ASSETS

$2.9B

SERVICE REVENUES

$5.8B

DILUTED NET INCOME PER SHARE

$2.44

DIVIDENDS DECLARED PER SHARE

$2.12

SERVICE REVENUE MIX BY SEGMENT

58% Contract Talent Solutions

34% Protiviti

8% Permanent Placement Talent Solutions

Talent Solutions and Protiviti Collaboration

Our strategic focus on offering higher-skilled talent, both in talent solutions and Protiviti, continues to progress. Our investments in higher-skilled services carry many advantages—increased bill rates and gross margins, longer assignment lengths, greater client openness to remote talent, more full-time engagement professionals, and less economic sensitivity. Our revenue mix from higher-skilled positions now exceeds 50%, reflecting a steady rise over the past several years and a trend we expect to continue.

A significant contributor to Protiviti's success has been the expanded use of contract professionals sourced through our talent solutions operations: They represented over 40% of the hours worked on Protiviti engagements during 2024. This synergy provides a strong competitive advantage, particularly relative to the Big Four accounting and consulting firms, with Protiviti continuing to gain market share.

Our revenue mix from higher-skilled positions now exceeds 50%.



Ongoing Technology Investment

Our commitment to innovation has significantly enhanced our service delivery model. Using technology, we elevate the skills, judgment and expertise of our professional recruiters with AI-driven tools that leverage our extensive proprietary data assets. We offer clients the ability to interact with us digitally through our website or directly with our recruiters, or both. This defines our world-class "recruiters plus AI" service model that clients have come to value and expect.

In 2024, we introduced an industry-first web feature that transparently displays our recruiters' ratings for AI-matched candidates, further strengthening client confidence and trust. We were also honored during the year with a number of technology-related accolades—including multiple Stevie Awards recognizing our AI and machine learning advancements for the benefit of clients, candidates and employees.



Looking Ahead

We remain optimistic about the future. Global labor markets are resilient and job openings are significantly higher than during prior staffing downturns, suggesting substantial amounts of pent-up hiring demand. Unemployment rates are near historic lows, making it more difficult for clients to find the right talent on their own.

Business confidence has improved. The National Federation of Independent Business's Small Business Optimism Index surged following the U.S. elections and has only modestly retraced those gains given more recent U.S. policy uncertainty. The latest February 2025 index is still above the 51-year average for the fourth consecutive month. Historically, when client and candidate confidence strengthens, hiring velocity and labor churn accelerate, leading to strong gains for our business in the early stages of economic recoveries.

Protiviti's prospects and pipeline remain strong, and we expect continued growth into the coming year.

Demographic shifts, including an aging workforce, and clients' preference for variable costs through scalable and flexible resources will continue to benefit our business model for years to come. We have weathered many economic cycles in the past, each time emerging to achieve higher peaks. We remain deeply committed to our time-tested corporate purpose: to connect people to meaningful work and provide clients with the talent and consulting expertise they need to confidently compete and grow.

Robert Half continues to be well-positioned to support our clients' talent and consulting needs by leveraging our industry-leading brand, our people, our technology and our unique business model, which includes both professional staffing and business consulting services in a single enterprise.

We'd like to extend our gratitude to our employees across the globe, whose efforts made possible a number of prestigious accolades in 2024. Robert Half is among an elite few companies—and the only one in our industry—to be named as a *Fortune*® Most Admired Company™ for 28 consecutive years. We are also honored to be recognized as one of Fortune's 100 Best Companies to Work For®—a testament to our people-first culture and a cornerstone of our ongoing success.

We would also like to express our sincere appreciation to our board of directors for their guidance and counsel during the year and to you, our shareholders, for your continued trust and support.

Respectfully submitted,



M. KEITH WADDELL
President and Chief Executive Officer
March 24, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-10427

ROBERT HALF INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-1648752**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2884 Sand Hill Road, Suite 200, Menlo Park, California	**94025**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(650) 234-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.001 per Share	RHI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company. ☐ Yes ☒ No

As of June 30, 2024, the aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $6,455,445,211 based on the closing sale price on that date. This amount excludes the market value of 3,158,646 shares of Common Stock directly or indirectly held by registrant's directors and officers and their affiliates.

As of January 31, 2025, there were 102,199,469 outstanding shares of the registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be mailed to stockholders in connection with the registrant's annual meeting of stockholders, scheduled to be held in May 2025, are incorporated by reference in Part III of this report. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

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Item 1. Business

Robert Half Inc. (the "Company") provides specialized talent solutions and business consulting services through the *Robert Half*® and *Protiviti*® company names. The Company's business was originally founded in 1948. Prior to 1986, the Company was primarily a franchisor, under the names *Accountemps* and *Robert Half*, with offices providing contract and permanent professionals in the fields of accounting and finance. Beginning in 1986, the Company embarked on a strategy of acquiring the franchised locations. All franchises have since been acquired. The Company believes that direct ownership of offices allows it to better monitor and protect the image of its trade names, promote a more consistent and higher level of quality and service throughout its network of offices, and improve profitability by centralizing many of its administrative functions. Since 1986, the Company has significantly expanded operations at many of the acquired locations, opened hundreds of new locations, and acquired other local or regional providers of specialized contract personnel. The Company has also broadened the scope of its services by expanding product offerings to include administrative and customer support, technology, financial project, consulting, legal, and marketing and creative talent solutions.

Robert Half

Prior to 2022, the Company organized its talent solutions business through separately branded divisions under the brand names of *Accountemps*®, *Robert Half*® *Finance and Accounting, OfficeTeam*®, *Robert Half*® *Technology, Robert Half*® *Management Resources, Robert Half*® *Legal,* and *The Creative Group.* During 2022, the Company unified its family of Robert Half brands to focus on its key brand, *Robert Half.* This simplifies the Company's go-to-market brand structure for clients and candidates, provides leverage for greater brand awareness, and allows future flexibility to expand the Company's existing functional specializations.

In connection with this process, the Company's current financial statement disclosures reflect the names of its reportable segments, including contract talent solutions, permanent placement talent solutions and Protiviti. Further information on these business segments follows.

Contract talent solutions

Robert Half's contract talent solutions business specializes in the provision of contract engagement professionals in the fields of finance and accounting, technology, marketing and creative, legal, and administrative and customer support. Operationally, the Company's contract talent solutions are organized into each of these functional specializations. In the Company's financial statements, both Marketing and Creative and Legal functional specializations are reported within Finance and Accounting

Businesses view the use of contract talent as a means of controlling personnel costs and converting such costs from fixed to variable. The cost and administrative burden to clients are significantly reduced by the use of contract talent resources. The contract talent engagement professionals are employees of Robert Half and are paid by Robert Half. The customer pays a fixed rate only for hours worked. *Robert Half* clients may fill their employment needs by using an employee on a trial basis and, if so desired, converting the contract position to a permanent position. The client typically pays a one-time fee for such conversions.

Finance and Accounting offers customers a reliable and economical means of dealing with uneven or peak workloads for accounting, finance, and accounting operations personnel caused by such predictable events as vacations, taking inventories, tax work, month-end activities and special projects, and such unpredictable events as illness, staff turnover and emergencies. Finance and Accounting also provides senior-level engagement professionals in the accounting, finance and business systems fields, including chief financial officers, controllers, senior financial analysts, internal auditors and business systems analysts, for such tasks as financial systems conversions, business process re-engineering, business systems performance improvement and post-merger financial consolidation.

Technology provides information technology contract professionals and offers managed services in areas ranging from multiple platform systems integration to end-user technical and desktop support, including specialists in software and application development, networking and cloud, systems integration and deployment, database design and administration, and security and business continuity.

Marketing and Creative includes the provision of creative professionals in the areas of creative, digital, marketing, advertising, and public relations in a variety of positions, such as creative directors, graphic designers, web designers, media buyers, front-end developers, copywriters, digital marketing managers, marketing analytics specialists, brand managers, user experience practitioners and public relations specialists.

Legal provides legal contract talent, including attorneys and paralegal professionals. The legal profession's requirements (the need for confidentiality, accuracy and reliability, a strong drive toward cost-effectiveness, and frequent peak caseload periods) are similar to the demands of Finance and Accounting clients.

Administrative and Customer Support provides contract office and administrative personnel, ranging from executive and administrative assistants to receptionists and customer service representatives. Administrative and Customer Support operates in a similar fashion to Finance and Accounting.

Permanent placement talent solutions

The Company's first division, established in 1948, was *Robert Half® Finance & Accounting* which specialized in the placement of full-time accounting, finance, tax and accounting operations personnel. The permanent placement talent solutions business (previously referred to as permanent placement staffing) is the modern incarnation of this pioneering business and encompasses the Company's full-time finance and accounting, technology, marketing and creative, legal, and administrative and customer support placement business. Fees for successful placements are paid only by the employer and are generally a percentage of the new employee's annual compensation. No fee for placement services is charged to employment candidates. Permanent placement talent solutions operates under the Robert Half company name.

Protiviti

Protiviti is a global consulting firm that helps companies solve problems in regulatory compliance, finance, technology, operations, data, digital, legal, HR, governance, risk and internal audit, and is a wholly owned subsidiary of the Company. In 2002, the Company hired more than 700 professionals who had been affiliated with the internal audit and business and technology risk consulting practice of Arthur Andersen LLP, including more than 50 individuals who had been partners of that firm. These professionals formed the base of the Company's Protiviti Inc. subsidiary. Protiviti has enabled the Company to enter the market for business consulting and internal audit services, and the Company believes this market offers synergies with its traditional lines of business.

Protiviti provides a broad range of consulting and managed solutions to leaders in finance, technology, operations, data, analytics, digital, marketing, legal, HR, governance, risk and internal audit. Protiviti and its independently owned member firms work collaboratively with their clients in over 25 countries to help them achieve their business objectives and deliver confidence in an ever-evolving and dynamic business world. Serving organizations across industry sectors, clients range from high-growth, pre-public/transactional established start-ups to the largest global companies and government entities. The Protiviti business was formerly referred to as the Company's risk consulting and internal audit services segment.

Artificial Intelligence

The Company utilizes a proprietary artificial intelligence ("AI") engine to match candidates to jobs in order to assist talent solutions professionals with quickly providing skilled and experienced contract talent to clients, as well as through email marketing recommendation campaigns that proactively promote highly placeable talent to clients. The Company also uses AI to assist with improving lead generation amongst prospective and past clients and determining which candidates are most likely to work on an assignment in the near term. The Company is also evaluating how generative artificial intelligence tools could enhance the business.

Protiviti continues to invest in and deploy AI-enabled solutions, seamlessly integrating artificial intelligence into its existing offerings while enhancing its own AI infrastructure. The firm assists clients in identifying and implementing suitable strategies, platforms and tools customized to their unique objectives, developing and implementing AI strategies and use cases, establishing transparent and secure AI environments, and balancing innovation with risk management effectively. Protiviti's expertise spans a wide range of applications across its AI service offerings, from agent-oriented cases, platform adoption and implementation, audit efficiency and optimizing inventory management to accelerating legal contract reviews and enhancing compliance effectiveness and efficiency.

Its proprietary enterprise AI platform, Protiviti Atlas, is a testament to its innovation in the field. Currently patent pending in the United States, Protiviti Atlas offers a suite of generative AI functionalities, empowering Protiviti to deliver tailored solutions that enhance client value by analyzing complex data, providing real-time translations, creating and examining diagrams and images, and processing video content.

Marketing and Recruiting

The Company markets its contract talent and permanent placement services to clients and employment candidates via both national and local advertising activities, including radio, digital advertising, job boards, alliance partners and events. The Company also markets its services via its website, blog and mobile app, as well as through targeted online tactics, email and social media. Direct marketing to customers is a significant portion of the Company's total marketing efforts. The Company also actively seeks endorsements and affiliations with professional organizations in the accounting and finance, technology, legal, and creative and marketing fields. The Company also conducts public relations activities designed to enhance public recognition of the Company and its services. Central to the public relations activities are research-based content, targeted media relations and thought leadership, and promotion of company accolades received from third-party organizations. Robert Half employees are encouraged to be active in civic organizations and industry trade groups in their local communities, as well as in professional social media channels.

Protiviti markets its business consulting services to a variety of global clients in a range of industries. Industry and competency teams conduct targeted marketing efforts locally, nationally and globally, including digital advertising, search advertising, email marketing, production and distribution of thought leadership, social media, and live and virtual speaking events. Protiviti regularly conducts a variety of programs to share its insights with clients on current and emerging business issues. Protiviti also markets its capabilities through its broad partner ecosystem of professional associations and complementary service and technology providers. It conducts public relations activities, including distributing news releases, sharing proprietary research findings and providing subject-matter experts for media interviews designed to enhance recognition of Protiviti's brand and reputation, establish its expertise in key issues surrounding its businesses, and promote its services. Protiviti promotes its brand name through digital and out-of-home advertising and its professional golf brand ambassador program. Protiviti regularly updates the services, value-added content and digital experience on the Protiviti websites globally. Employees are encouraged to be active in relevant social media communities, charitable, and civic organizations and industry trade groups.

The Company and its subsidiaries own many trademarks and service marks, including the *Robert Half® Finance & Accounting, Accountemps®, OfficeTeam®, Robert Half® Technology, Robert Half® Management Resources, Robert Half® Legal, The Creative Group®* and *Protiviti®* marks, which are registered in the United States ("U.S.") and in a number of foreign countries.

Organization

Management of the Company's contract talent solutions and permanent placement talent solutions operations is coordinated from its headquarters facilities in Menlo Park and San Ramon, California. The Company's headquarters provides support and centralized services to its offices in the administrative, marketing, public relations, accounting, information technology, training and legal areas, particularly as they relate to the standardization of the operating procedures of its offices. As of December 31, 2024, the Company conducted its contract talent and permanent placement services operations through offices in the U.S. and 17 foreign countries.

The day-to-day operations of Protiviti are managed by a chief executive officer and a senior management team. Operational and administrative support is provided by individuals located in Menlo Park and San Ramon, California. As of December 31, 2024, Protiviti conducted operations in the U.S. and 13 foreign countries.

Competition

The Company's contract talent solutions and permanent placement talent solutions businesses face competition in attracting clients as well as skilled and specialized employment candidates. The staffing business is highly competitive, with a number of firms offering services similar to those provided by Robert Half on a national, regional or local basis. In many areas, local companies are the strongest competitors. The most significant competitive factors in the staffing business are price and the reliability of service, both of which are often a function of the availability and quality of personnel. The expanded acceptance of remote work has created a significant opportunity for the Company. It brings together the Company's numerous strengths, including its global brand, global office network, global candidate database, and advanced artificial intelligence driven technologies and data analytics at the scale needed to excel at out-of-market recruitment and placements. This strengthens the Company's competitive position significantly because its traditionally toughest competitors, local and regional staffing firms, generally do not have these capabilities.

Protiviti faces competition in its efforts to attract clients, expand relationships with existing clients and win new business proposals. The global professional services market is highly competitive with a dynamic regulatory environment, disruptive new technologies, security and privacy concerns, and high demand for skilled professionals, all driving significant business opportunities. The principal competitors of Protiviti remain the "Big Four" accounting firms and other consultancies. Significant competitive factors include reputation, technology, tools, project methodologies, price of services, and the depth of skills and breadth of available personnel. Protiviti believes its competitive strengths lie in the collaborative approach it takes to working with clients, which drives knowledge transfer, understanding of client issues and value creation. This may be coupled with a "configure-to-fit" resourcing model to create blended teams of full-time Protiviti consulting professionals and engagement professionals from Robert Half's network of specialized talent to precisely match expertise, approach and people with the changing global needs of clients on consulting and managed solutions projects.

Human Capital Management

Employees. The Company had approximately 14,700 full-time internal staff, including approximately 7,100 employees engaged directly in Protiviti operations, as of December 31, 2024. In addition, the Company placed approximately 109,000 engagement professionals (which includes full-time engagement professionals) on assignments with clients during 2024. The substantial majority of engagement professionals placed on assignment by the Company are the Company's legal employees while they are working on assignments, but references to "employees" in the remainder of the Human Capital Management section refer to the Company's full-time internal staff. With respect to engagement professionals, the Company pays the related costs of employment, such as workers' compensation insurance, state and federal unemployment taxes, social security, and certain fringe benefits. The Company also provides access to voluntary health insurance coverage to interested engagement professionals.

Enterprise Values. Robert Half's enterprise values serve as the cornerstone for how the Company strives to conduct business. These values are integral to the Company and serve to improve retention, advance inclusion, and encourage responsible, sustainable business practices.

- Integrity: Put ethics first and do the right thing in all situations
- Inclusion: Foster a culture of belonging where everyone can connect, thrive and grow
- Innovation: Adapt, evolve and invest to deliver new ideas and solutions
- Commitment to success: Empower our people to drive the success of our clients, colleagues, and candidates and to better our communities

Across Robert Half and Protiviti, as of December 31, 2024, approximately 53.3% of the Company's global workforce identified as female and 47.4% of the Company's employees in managerial and leadership roles identified as female. As of December 31, 2024, approximately 34.5% of the Company's U.S. workforce was from underrepresented groups.

Employee Engagement. A major component in supporting employee engagement is the Robert Half employee voice initiative to provide its employees with feedback opportunities. In 2024, the Company conducted two surveys to provide a forum to understand employee needs and gather feedback on a variety of focus areas. The survey results were analyzed by an independent third-party and then reviewed by the executive officers. The results of these engagement surveys were shared with individual managers, who were then tasked with acting based on their employees' confidential feedback (both quantitative and qualitative). In 2024, Robert Half and Protiviti conducted new hire surveys at specific points in a new hire's onboarding and departure surveys to exiting employees. By paying close attention to the results at an aggregate enterprise level and at a department/business/workgroup level, across an employee's life cycle, the Company has been able to enhance its culture of rewards and recognition, drive efforts to promote inclusion, increase communication in support of employee well-being, and modernize its approach to foster a culture of continuous learning and feedback. In addition, Robert Half continued its participation in the Great Place to Work® Survey to benchmark with other companies around the world.

Protiviti uses an "ask, listen, respond, act" approach to building trust through global surveys where employees provide anonymous feedback. Employee feedback is then carefully reviewed and analyzed to identify trends, which are shared with senior leaders and communicated directly to employees. Changes based on employee feedback are highlighted so that employees understand the importance of their input. Protiviti leverages surveys in the U.S. and internationally, including the Great Place to Work® survey.

Learning and Development. The Company emphasizes employee development and training for our people and the organization. Learning and development are key elements to the overall retention, engagement and employee experience strategy. Our strategy is designed to empower employees to reach their full potential, and the Company provides a wide range of development programs, opportunities and resources needed to be successful. The Company has specialized programs for all audiences, including new hires, tenured employees and employees in leadership roles. The Company provides mentorship opportunities, self-paced and instructor-led learning channels, and a catalog of vendor-provided courses, videos, resources, and books. The Company is committed to its employees' career progression by providing individual development, readiness and transition plans as a part of its talent review and succession planning process. Given our flexible work philosophy, our learning strategy supports access and equity to all employees, including in-person and virtual learning experiences. Comprehensive learning maps for the first year of our new hires and our front-line leaders provide a consistent, predictable and formal learning experience. Our learning strategy supports equity of access, just in-time learning and continued career development for our employees.

In Protiviti, at key career milestones, employees participate in learning events that prepare them to succeed at higher levels. Each employee is assigned a career adviser who coaches them and recommends actions to help increase their impact, contribution and engagement. Protiviti encourages and pays for employees to attain select recognized professional certifications. Annual operating plans include learning budget funding for employees. These investments in the skills of our workforce also pay dividends in the marketplace and with our clients who value and rely upon our expertise.

Compensation, Benefits and Well-being. The Company offers fair, competitive compensation and benefits that support its employees' overall well-being—financial, mental and physical. To align with management's short- and long-term objectives, the Company's compensation programs for all employees include competitive base pay and for some employees, short-term and long-term incentives. The Company offers a wide array of benefits including comprehensive health and welfare programs, generous time off and leave, and retirement and financial support. The Company provides emotional well-being services through its Employee Assistance Program and Parent Resources portal as well as other perks and convenience benefits. In 2024, the Company devoted itself to focusing on our employees, including their careers, well-being, connections and impact they have on the Company and community. This commitment helps our leaders build successful teams and ensures employees feel valued and connected to our mission, while defining what they can expect working for the Company throughout their career journey.

Other Information

The Company is not dependent on a single customer or a limited number of customers. The Company's talent solutions business is generally more active in the first and fourth quarters of a calendar year. Protiviti is generally more active in the third and fourth quarters of a calendar year. Order backlog is not a material aspect of the Company's talent solutions business. Backlog is of greater importance to Protiviti and is typically realized within a 12-month period.

The Company conducts business under various federal, state and local government contracts, and no one such contract represented more than 1.0% percent of total service revenues in 2024.

Available Information

The Company's Internet address is *www.roberthalf.com*. The Company makes available, free of charge, through its website, its Annual Reports on Form 10-K and proxy statements for its annual meetings of stockholders, its Quarterly Reports on Form 10-Q, and its current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission ("SEC"). Also available on the Company's website are its Corporate Governance Guidelines, its Code of Business Conduct and Ethics, and the charters for its Audit Committee, Compensation Committee, and Nominating and Governance Committee, each of which is available in print to any stockholder who makes a request to Robert Half Inc., 2884 Sand Hill Road, Suite 200, Menlo Park, CA 94025, Attn: Corporate Secretary. The Company's Code of Business Conduct and Ethics is the Code of Ethics required by Item 406 of Securities and Exchange Commission Regulation S-K. The Company intends to satisfy any disclosure obligations under Item 5.05 of Form 8-K regarding any amendment or waiver relating to its Code of Business Conduct and Ethics by posting such information on its website. The Company has used, and intends to continue to use, its website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD (or Fair Disclosure). The Company's website and the information contained therein or connected to or linked from the website are not incorporated information and do not constitute part of this Annual Report.

Government Regulations

Our operations are subject to regulations by federal, state, local and professional governing bodies, and laws and regulations in various foreign countries, including, but not limited to, (a) licensing and registration requirements and (b) regulation of the employer/employee relationship, such as worker classification regulations, wage and hour regulations, tax withholding and reporting, immigration regulations, social security and other retirement, anti-discrimination, and employee benefits and workers' compensation regulations. Our operations could be impacted by legislative changes by these bodies, particularly with respect to provisions relating to payroll and benefits, tax and accounting, employment, worker classification, and data privacy. Due to the complex regulatory environment that the Company operates in, the Company remains focused on compliance with governmental and professional organizations' regulations. For more discussion of the potential impact that the regulatory environment could have on our financial results, refer to Item 1A "Risk Factors."

Item 1A.   Risk Factors

The Company's business prospects are subject to various risks and uncertainties that impact its business. The most important of these risks and uncertainties are as follows:

Risks Related to the Company's Business Environment

Any reduction in global economic activity may harm the Company's business and financial condition. The demand for the Company's services, in particular its talent solutions services, is highly dependent upon the state of the economy and upon the staffing needs of the Company's clients. In the recent past, certain of the Company's markets experienced economic uncertainty characterized by increasing unemployment, limited availability of credit, significant inflation, and decreased consumer and business spending. In addition, certain geopolitical events, including the ongoing war between Russia and Ukraine, the war between Israel, Hamas and Hezbollah, and the ongoing unrest throughout the Middle East, have caused significant economic, market, political or regulatory uncertainty in some of the Company's markets. Any decline in the economic condition or employment levels of the U.S. or of any of the foreign countries in which the Company does business, or in the economic condition of any region of any of the foregoing, or in any specific industry served by the Company may severely reduce the demand for the Company's services and thereby significantly decrease the Company's revenues and profits. Further, continued or intensifying economic, political or regulatory uncertainty in the Company's markets could reduce demand for the Company's services.

The Company's business depends on a strong reputation and anything that harms its reputation will likely harm its results. As a provider of contract and permanent talent solutions as well as consulting services, the Company's reputation is dependent upon the performance of the employees it places with its clients and the services rendered by its consultants. The Company depends on its reputation and name recognition to secure engagements and to hire skilled employees and consultants. If the Company's clients become dissatisfied with the performance of those employees or consultants, or if any of those employees or consultants engage in or are believed to have engaged in conduct that is harmful to the Company's clients, the Company's ability to maintain or expand its client base may be harmed.

The Company faces risks in operating internationally. The Company depends on operations in international markets for a significant portion of its business. These international operations are subject to a number of risks, including general political and economic conditions in those foreign countries, international hostilities and responses to those hostilities, the burden of complying with various potentially conflicting foreign laws, technical standards, unpredictable changes in foreign regulations, U.S. legal requirements governing U.S. companies operating in foreign countries, legal and cultural differences in the conduct of business, potential adverse tax consequences, and difficulty in staffing and managing international operations. These factors may have a material adverse effect on the performance of the Company's business. In addition, the Company's business may be affected by foreign currency exchange fluctuations. In particular, the Company is subject to risk in translating its results in foreign currencies into the U.S. dollar. If the value of the U.S. dollar strengthens relative to other currencies, the Company's reported income from these operations could decrease.

Natural disasters and unusual weather conditions, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and otherwise materially adversely affect the Company's business and financial condition. With operations in many states and multiple foreign countries, the Company is subject to numerous risks outside of the Company's control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, pandemics and other global health emergencies, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect the Company's business and financial performance. Historically, the Company's operations are heavily dependent on the ability of employees and consultants to travel from business to business and from location to location. Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for the Company's services and the Company's ability to offer them. Uncharacteristic or significant weather conditions may increase in frequency or severity due to climate change, which may increase the Company's expenses, exacerbate other risks to the Company, and affect travel and the ability of businesses to remain open, which could lead to a decreased ability to offer the Company's services and materially adversely affect the Company's results of operations. In addition, these events could result in delays in placing employees and consultants, the temporary disruption in the transport of employees and consultants overseas and domestically, the inability of employees and consultants to reach or have transportation to clients directly affected by such events, and disruption to the Company's information systems. Although it is not possible to predict such events or their consequences, these events could materially adversely affect the Company's reputation, business and financial condition.

Failure to meet, and increasing scrutiny of, and evolving expectations for, sustainability and ESG commitments and initiatives could harm the Company's reputation, or otherwise adversely impact our business, financial condition or results of operations. The Company has public sustainability and environmental, social and governance ("ESG") commitments, including environmental targets designed to have a positive impact on the climate. The Company's ability to achieve these goals is subject to a multitude of risks that may be outside of the Company's control. The Company's failure or perceived failure to achieve ESG-related goals or maintain ESG-related practices that meet evolving stakeholder expectations could harm the Company's reputation, adversely impact the Company's ability to attract and retain employees or clients, and expose the Company to increased scrutiny from the investment community and enforcement authorities. The Company's reputation also may be harmed by the perceptions that clients, employees and other stakeholders have about the Company's action or inaction on social, ethical or political issues. Damage to the Company's reputation and loss of brand equity may reduce demand for the Company's services and thus have an adverse effect on future financial results and reduce the stock price, as well as require additional resources to rebuild the Company's reputation and restore the value of the brands. At the same time, regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. In recent years anti-ESG and anti-DEI sentiment has gained momentum across the U.S., with several dozen states, Congress and the Executive Branch having proposed or enacted "anti-ESG" and "anti-DEI" policies, legislation, executive orders or initiatives or issued related legal opinions. Conflicting regulations and a lack of harmonization of ESG legal and regulatory environments across the jurisdictions in which we operate may create enhanced compliance risks and costs. We may also face increasing scrutiny from our clients, candidates, employees and other stakeholders relating to the appropriate role of ESG practices and disclosures. Failure to prepare for and meet evolving standards and expectations could result in regulatory penalties, investor backlash and diminished shareholder confidence.

Related to the Company's Operations

The Company may be unable to find sufficient candidates for its talent solutions business. The Company's talent solutions services business consists of the placement of individuals seeking employment. There can be no assurance that candidates for employment will continue to seek employment through the Company. Candidates generally seek contract or permanent positions through multiple sources, including the Company and its competitors. There have been periods of historically low unemployment in the U.S. in recent periods during which competition for workers in a number of industries was intense. When unemployment levels are low, finding sufficient eligible candidates to meet employers' demands is more challenging. Although unemployment has risen in some areas in which the Company operates, talent shortages have persisted in a number of disciplines and jurisdictions. Any shortage of candidates could materially adversely affect the Company.

The Company operates in a highly competitive business and may be unable to retain clients or market share. The talent solutions business is highly competitive and, because it is a service business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than the Company, and new competitors are entering the market all the time. Therefore, there can be no assurance that the Company will be able to retain clients or market share in the future. Nor can there be any assurance that the Company will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain its current profit margins.

The Company may incur potential liability to employees and clients. The Company's contract talent solutions business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. The Company's ability to control the workplace environment is limited. As the employer of record of its temporary employees, the Company incurs a risk of liability to its temporary employees for various workplace events, including claims of physical injury, discrimination, harassment or failure to protect confidential personal information. In addition, in order to facilitate remote working arrangements, some of the Company's temporary workers are accessing client workspaces from their personal devices through cloud-based systems, which could increase cybersecurity risks to the Company's clients. If cybersecurity incidents were to occur in such a way, the Company may face legal and contractual liability, reputational damage, loss of business, and other expenses. The Company also incurs a risk of liability to its clients resulting from allegations of damages caused by temporary employees acting on phishing emails, cyber attacks, and other errors, omissions or theft by its temporary employees, or allegations of compromise of client confidential information. In some cases, the Company has agreed to indemnify its clients in respect of these types of claims. The Company maintains insurance with respect to many such claims. While such claims have not historically had a material adverse effect on the Company, there can be no assurance that the Company will continue to be able to obtain insurance at a cost that does not have a material adverse effect on the Company or that such claims (whether by reason of the Company not having sufficient insurance or by reason of such claims being outside the scope of the Company's insurance) will not have a material adverse effect on the Company.

Protiviti operates in a highly competitive business and faces competitors who are significantly larger and have more established reputations. As with the Company's talent solutions services business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than Protiviti and many of which have been in operation far longer than Protiviti. In particular, Protiviti faces competition from the "Big Four" accounting firms, which have been in operation for a considerable period of time and have established reputations and client bases. Because the principal factors upon which competition is based are reputation, technology, tools, project methodologies, price of services, and depth of skills of personnel, there can be no assurance that Protiviti will be successful in attracting and retaining clients or be able to maintain the technology, personnel, and other requirements to successfully compete.

Protiviti's operations could subject it to liability. The business of Protiviti consists of providing business consulting and internal audit services. Protiviti risks liability from allegations of damages caused by errors, omissions or misconduct by its employees working on consulting engagements or from damages caused by its employees acting on phishing emails and cyber attacks, or allegations of compromise of client confidential information. In some cases, the Company has agreed to indemnify its clients in respect of these types of claims. Liability could be incurred, or litigation could be, and from time-to-time has been, instituted against the Company or Protiviti for claims related to these activities or to prior transactions or activities. There can be no assurance that such liability or litigation will not have a material adverse impact on Protiviti or the Company.

The Company is dependent on its management personnel and employees, and a failure to attract and retain such personnel could harm its business. The Company is engaged in the services business. As such, its success or failure is highly dependent upon the performance of its management personnel and employees, rather than upon tangible assets (of which the Company has few). There can be no assurance that the Company will be able to attract and retain the personnel that are essential to its success. A failure to retain key management personnel could disrupt the Company's succession strategy, hindering a smooth transition to new leadership and potentially disrupting the Company's operations.

The Company's results of operations and ability to grow could be materially negatively affected if it cannot successfully keep pace with technological changes impacting the development and implementation of its services and the evolving needs of its clients. The Company's success depends on its ability to keep pace with rapid technological changes affecting both the development and implementation of its services and the staffing needs of its clients. Technological advances such as artificial intelligence, machine learning and automation are impacting industries served by all the Company's lines of business. In addition, the Company's business relies on a variety of technologies, including those that support hiring and tracking, order management, billing, and client data analytics. If the Company does not sufficiently invest in new technology and keep pace with industry developments, appropriately implement new technologies, or evolve its business at sufficient speed and scale in response to such developments, or if it does not make the right strategic investments to respond to these developments, the Company's services, results of operations, and ability to develop and maintain its business could be negatively affected.

The Company uses artificial intelligence in its services which may result in operational challenges, legal liability, reputational concerns, and privacy and competitive risks. The Company currently uses and intends to leverage its own and third parties' artificial intelligence ("AI") processes and algorithms and its own evolving and third parties' cognitive, analytical and artificial intelligence applications in its daily operations for Protiviti and talent solutions, including by deploying generative AI into the Company's talent solutions search operations. Protiviti expanded its service offerings to include AI risk analysis, policy creation, governance, and technology selection and architecture. The use of AI by talent solutions and provision of AI related services by Protiviti may result in operational challenges, legal liability, reputational concerns, and privacy and competitive risks which could result in adverse effects to the Company's financial condition, results or reputation. Generative AI products and services leverage existing and widely available technologies, such as Chat GPT-4 and its successors, or alternative large language models or other processes. The use of generative AI processes at scale is relatively new and may lead to challenges, concerns and risks that are significant or that the Company may not be able to predict, especially if its use of these technologies in the delivery of its services becomes more important to its operations over time.

Use of generative AI in search operations and services offerings may be difficult to deploy successfully due to operational issues inherent to the nature of such technologies. AI algorithms use machine learning and predictive analytics, which may lead to flawed, biased, and inaccurate candidate and lead generation search results. Datasets in AI training, development or operations may be insufficient, of poor quality, reflect unwanted forms of bias, or raise other legal concerns (such as concerns regarding copyright protections or data protection). Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers and end-users of the Company's systems could lead to mistrust, rejection or skepticism of the Company's services by clients and candidates.

Further, unauthorized use or misuse of AI by the Company's employees, vendors or others may result in disclosure of confidential company and customer data, reputational harm, privacy law violations, and legal liability. The Company's use of AI may also lead to novel and urgent cybersecurity risks, including access to or the misuse of personal data, all of which may adversely affect its operations and reputation.

Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, the nature of which cannot be determined at this time. Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws governing AI. For example, the European Union passed the Artificial Intelligence Act in 2024 which contains stringent AI regulations and laws, and the Company expects other jurisdictions will adopt similar legislation. Other jurisdictions may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging, impossible or financially prohibitive.

The demand for the Company's services related to regulatory compliance may decline. The operations of both the talent solutions business and Protiviti include services related to Sarbanes-Oxley, Anti-Money Laundering Act of 2020 reviews and other regulatory compliance services. There can be no assurance that there will be ongoing demand for these services. Similarly, from time-to-time proposals are considered by the U.S. Congress to further delay or, in some cases, remove the requirements of Sarbanes-Oxley for a number of public companies. These or other similar modifications of the regulatory requirements could decrease demand for Protiviti's services.

Long-term contracts do not comprise a significant portion of the Company's revenue. Because long-term contracts are not a significant part of the Company's talent solutions business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Additionally, the Company's clients will frequently enter nonexclusive arrangements with several firms, which the client is generally able to terminate on short notice and without penalty. The nature of these arrangements further exacerbates the difficulty in predicting the Company's future results.

If the Company does not effectively manage billable rates, the Company's financial results could suffer. Accurate and strategic pricing represents a key factor in our financial results. If billable rates are too low, the Company's service revenues may not cover operational costs, whereas if billable rates are too high, the Company risks hindering client retention and limits competitiveness.

Demand for the Company's services from government and public sector clients may decrease over time. During the global pandemic, the Company reported increased business from services rendered to the public sector due to, among other developments, the volume of unemployment claims and housing assistance claims, as well as the demands faced by public school districts. With the end of the pandemic, many government projects ended and the Company's government sector business has shifted to different projects with public sector clients. It is unknown whether the shift in projects with state, local and other public sector clients will ultimately maintain the same level of business or to what extent business with the public sector may decrease as the effects of the pandemic lessen or change over time.

Legal and Regulatory Risks

The Company and certain subsidiaries are defendants in several lawsuits that could cause the Company to incur substantial liabilities. The Company and certain subsidiaries are defendants in several certified or putative class and representative action lawsuits brought by or on behalf of the Company's current and former employees alleging violations of federal and state law with respect to certain wage and hour related matters, as well as claims by job applicants challenging the Company's compliance with the Fair Credit Reporting Act. The various claims made in one or more of such lawsuits include, among other things, the misclassification of certain employees as exempt employees under applicable law, failure to comply with wage statement requirements, failure to compensate certain employees for time spent performing activities related to the interviewing process (including attending the interviews themselves), and other related wage and hour violations. Such suits seek, as applicable, unspecified amounts for unpaid overtime compensation, penalties and other damages, as well as attorneys' fees. The Company is defending several claims brought under the California Labor Code Private Attorney General Act ("PAGA") and which authorizes individuals to file lawsuits to seek civil penalties on behalf of themselves and other employees for alleged labor code violations. It is not possible to predict the outcome of these lawsuits. However, these lawsuits may consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity regardless of the ultimate outcome of the lawsuits. In addition, the Company and its subsidiaries may become subject to similar lawsuits in the same or other jurisdictions, or to various other claims, disputes, and legal or regulatory proceedings that arise in the ordinary course of business. An unfavorable outcome with respect to these lawsuits and any future lawsuits or regulatory proceedings could, individually or in the aggregate, cause the Company to incur substantial liabilities or impact its operations in such a way that may have a material adverse effect upon the Company's business, financial condition or results of operations. Furthermore, any future lawsuits, claims, disputes, or legal or regulatory proceedings may also consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity regardless of the ultimate outcome. In addition, an unfavorable outcome in one or more of these cases could cause the Company to change its compensation plans for its employees, which could have a material adverse effect upon the Company's business.

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may reduce the Company's future earnings. In many jurisdictions in which the Company operates, the employment services industry is heavily regulated. For example, governmental regulations in some countries restrict the length of contracts and the industries in which the Company's employees may be used. In other countries, special taxes, fees or costs are imposed in connection with the use of its employees. Additionally, trade unions in some countries have used the political process to target the industry in an effort to increase the regulatory burden and expense associated with offering or utilizing temporary staffing solutions.

The countries in which the Company operates may, among other things:

- create additional regulations that prohibit or restrict the types of employment services that the Company currently provides;
- require new or additional benefits be paid to the Company's employees;
- require the Company to obtain additional licensing to provide employment services; or
- increase taxes, such as sales or value-added taxes, payable by the providers of temporary workers.

Any future regulations may have a material adverse effect on the Company's business and financial results because they may make it more difficult or expensive for the Company to continue to provide employment services. Additionally, as the Company expands existing service offerings, adds new service offerings or enters new markets, it may become subject to additional restrictions and regulations which may impede its business, increase costs and impact profitability.

The Company's business is subject to extensive government regulation and a failure to comply with regulations could harm its business. The Company's business is subject to regulation or licensing in many states in the U.S. and in certain foreign countries. While the Company has had no material difficulty complying with regulations in the past, there can be no assurance that the Company will be able to continue to obtain all necessary licenses or approvals or that the cost of compliance will not prove to be material. Any inability of the Company to comply with government regulation or licensing requirements could materially adversely affect the Company. Further, changes to existing regulation or licensing requirements could impose additional costs and other burdens or limitations on the Company's operations. In addition, the Company's contract talent services business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially adversely affect the Company. In addition, to the extent that government regulation imposes increased costs upon the Company, such as unemployment insurance taxes, there can be no assurance that such costs will not adversely impact the Company's profit margins. Further, lawsuits or other proceedings related to the Company's compliance with government regulations or licensing requirements could materially adversely affect the Company. For example, the Company is currently named as a defendant in litigation challenging its compliance with the Fair Credit Reporting Act and PAGA litigation in California alleging wage and hour and other labor code compliance issues. It is not possible to predict the outcome of such litigation; however, such litigation or any future lawsuits or proceedings related to the Company's compliance with government regulation or licensing requirements could consume substantial amounts of the Company's financial and managerial resources, and might result in adverse publicity regardless of the ultimate outcome of any such lawsuits or other proceedings. An unfavorable outcome with respect to such litigation or any future lawsuits or proceedings could, individually or in the aggregate, cause the Company to incur substantial liabilities that may have a material adverse effect upon the Company's business, financial condition or results of operations.

If the Company fails to comply with Anti-Bribery Laws, anti-forced labor laws or economic sanction regulations, it could be subject to substantial fines or other penalties and reputational harm. In many parts of the world, including countries in which the Company operates and/or seeks to expand, practices in the local business community might not conform to international business standards and could violate the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, and other anti-corruption and anti-bribery laws and regulations ("Anti-Bribery Laws"). These laws generally prohibit companies, their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. In addition, some of these laws have accounting provisions that require the Company to maintain accurate books and records and a system of internal accounting controls. Any violation of the FCPA or other applicable Anti-Bribery Laws could result in substantial fines, sanctions or civil and/or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of the Company's products in certain countries, and damage to the Company's reputation, which could harm the Company's business, financial condition or results of operations.

Additionally, the U.S. Department of the Treasury's Office of Foreign Assets Control and other relevant agencies of the U.S. government administer certain laws and regulations that restrict U.S. persons and in some instances non-U.S. persons from conducting activities, transacting business with or making investments in certain countries, or with certain governments, entities and individuals, subject to U.S. economic sanctions. Similar economic sanctions are imposed by the European Union and other jurisdictions. The Company's international operations subject it to these and other laws and regulations, which are complex, restrict the Company's business dealings with certain countries, governments, entities and individuals, and are constantly changing. Penalties for noncompliance with these complex laws and regulations can be significant and include substantial fines, sanctions, or civil and/or criminal penalties, and violations can result in adverse publicity, which could harm the Company's business, financial condition or results of operations.

Although the Company has implemented policies and procedures designed to ensure compliance with Anti-Bribery Laws, U.S. export control laws, economic sanctions, anti-forced labor, and other laws and regulations, the Company cannot be sure that its employees, agents or other third parties will not violate such policies or applicable laws and regulations. Any such violations could result in significant fines and penalties, criminal sanctions against the Company, its officers or its employees, and prohibitions on the conduct of its business, causing material damage the Company's reputation, brand, business and operating results. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of the Company's senior management.

Health care reform could increase the costs of the Company's contract staffing operations. The Company cannot predict with any certainty the impact of the adoption of any health care reform legislation on the Company's financial condition or operating results. Whether or not there is alternative health care legislation enacted in the U.S., there is likely to be significant disruption to the health care market in the coming months and years. Consequently, the costs of the Company's health care expenditures may rise, adversely impacting the Company's profitability.

The Company could be subject to changes in tax rates, adoption of new U.S. or international tax legislation or tax audits that could result in additional income tax liabilities. The Company is subject to income and other taxes in the U.S. and international jurisdictions. The tax bases and rates of these respective tax jurisdictions change from time to time due to economic and political conditions. Tax accounting involves complex matters and requires judgment to determine the Company's worldwide provision for income and other taxes and tax assets and liabilities. The Company is routinely subject to tax examinations by the U.S. Internal Revenue Service and other tax authorities. Tax authorities have disagreed, and may disagree in the future, with the Company's judgments and if its judgments are not sustained as a result of these examinations, the amounts ultimately paid could be materially different from the amounts previously recorded.

In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, have become more unpredictable and may become more stringent, which could materially adversely affect the Company's tax position. A number of countries where the Company does business, including the U.S. and many countries in the European Union, have implemented, and are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. For example, the Organization of Economic Cooperation and Development ("OECD"), an international association of many countries, has introduced a framework to impose a 15% global minimum corporate tax, referred to as Pillar Two, effective for tax years beginning in 2024. Currently, there are no laws enacted incorporating Pillar Two in the U.S., however, certain countries in which the Company operates have adopted, or are in the process of adopting legislation to implement Pillar Two. In the U.S., various proposals to raise corporate income taxes are periodically considered such as the Inflation Reduction Act, which introduced a 15% Corporate Alternative Minimum Tax beginning in 2023. These enacted changed in tax laws, treaties or regulations, or their interpretation or enforcement could impact our current or future tax positions while the proposed changes in tax laws, treaties or regulations, or their interpretation or enforcement, could have a material adverse impact on our current or future tax positions.

Risks Related to the Company's Information Technology, Cybersecurity and Data Protection

Company and third-party computer, technology and communications hardware and software systems are vulnerable to damage, unauthorized access, and disruption that could expose the Company to material operational, financial and reputational damage (including the unauthorized access to, or exposure of, personal and confidential information and intellectual property). The Company's ability to manage its operations using these systems successfully is critical to its success and largely depends upon the efficient and uninterrupted operation of its and third parties' computer, technology and communications systems, some of which are managed and run by third-party vendors. The Company's primary systems (and, as a result, its operations) are vulnerable to damage or interruption from power outages, computer, technology and telecommunications failures, computer viruses, security breaches, catastrophic events, and errors in usage by the Company's or its vendors' employees and contractors. In addition, the Company's systems contain personal and confidential information and intellectual property, including information of importance to the Company and its employees, vendors, contractors and clients.

Cyberattacks, including attacks motivated by the desire for monetary gain or embarrassment, geopolitics, and grievances against the business services industry in general or against the Company in particular, could potentially disable or damage its systems or the systems of its vendors or clients, or allow unauthorized access to, or exposure of, intellectual property and personal or confidential information, including information about employees, vendors, candidates, contractors and clients. The Company's security tools, controls and practices, including those relating to identity and access management, credential strength, and the security tools, controls and practices of its vendors and clients, may not prevent or detect access, damage or disruption to Company or third-party computer, technology, and communications hardware and software systems or the unauthorized access to, or exposure of, intellectual property or personal or confidential information. A failure to prevent or detect unauthorized access to Company or third-party systems could expose the Company to material operational, financial and reputational damage. There are many approaches through which such systems could be damaged or disrupted, or information exposed or accessed, including through system vulnerabilities, configuration errors, vendor vulnerabilities, social engineering, cyberattacks, improperly obtaining and using user credentials, malfeasance, or the misuse of authorized user access.

Periodic and continuous assessments are conducted by the Company to identify security risks, vulnerabilities, weaknesses or gaps, and a risk-based approach is then employed to address them, recognizing that not all system and software updates can be made and not all risks or vulnerabilities, weaknesses or gaps can be eliminated in an economical or timely manner. This risk-based approach prioritizes risks, vulnerabilities, weaknesses and gaps based on, among other factors, budgetary constraints, impact, likelihood of mitigation and the broader risk landscape.

No security program can offer a guarantee against all potential incidents. On an increasing frequency, the Company and its third-party vendors experience security incidents that have resulted in unauthorized access to the Company's or its third-party vendors' computer, technology and communications hardware and software systems. To date, no such incidents have been determined to have had a material impact on the Company.

The Company has transitioned a significant number of the Company's employee population to remote work. This transition to remote working has also increased the Company's vulnerability to risks related to the Company's computer, technology, and communications hardware and software systems and has exacerbated certain related risks, including risks of phishing and other cybersecurity attacks.

The damage or disruption to Company or third-party systems, or unauthorized access to, or exposure of, intellectual property or personal or confidential information, could harm the Company's operations, reputation and brand, resulting in a loss of business or revenue. It could also subject the Company to government sanctions, litigation from candidates, contractors, clients and employees, and legal liability under its contracts, resulting in increased costs or loss of revenue. The Company may also incur additional expenses, including the cost of remediating incidents or improving security measures, the cost of identifying and retaining replacement vendors, increased costs of insurance, or unexpected costs of ransomware payments.

Cybersecurity threats continue to increase in frequency and sophistication, thereby increasing the difficulty of detecting and defending against them. Furthermore, the potential risk of security breaches and cyberattacks may increase as the Company introduces new service offerings. Any future events impacting the Company or its third-party vendors that damage or interrupt the Company's or its third-party vendors' computer, technology, and communications hardware and software systems or expose intellectual property or data or other confidential information could have a material adverse effect on our operations, reputation and financial results.

Changes in data privacy and protection laws and regulations in respect of control of personal information (and the failure to comply with such laws and regulations) could increase the Company's costs or otherwise adversely impact its operations, financial results, and reputation. In the ordinary course of business, the Company collects, uses and retains personal information from its clients, employees, candidates, and contractors, including, without limitation, full names, government-issued identification numbers, addresses, phone numbers, birthdates, and payroll-related information. The possession and use of personal information in conducting the Company's business subjects it to a variety of complex and evolving domestic and foreign laws and regulations regarding data privacy. For example, the European Union's General Data Protection Regulation ("GDPR"), which became effective in May 2018, imposes specific operational requirements for entities processing personal information, including requirements for data transfers to certain countries outside the European Union, and strong enforcement authorities and mechanisms. Complying with the enhanced obligations imposed by the GDPR and other current and future laws and regulations relating to data storage, use, transfer, residency, privacy and protection has increased and may continue to increase the Company's operating costs and require significant management time and attention, while any failure by the Company or its subsidiaries to comply with applicable laws could result in governmental enforcement actions, fines and other penalties that could potentially have an adverse effect on the Company's operations, financial results and reputation.

Risks Associated With the Effects of Climate Change

The Company may be adversely affected by global climate change or by legal, regulatory or market responses to such change. The physical effects of climate change could have a material adverse effect on our operations and business. To the extent climate change causes changes in weather patterns, certain regions where the Company operates could experience increases in storm intensity, extreme temperatures, wildfires, rising sea-levels and/or drought. Over time, these conditions could result in increases in our operating costs or business interruptions. For example, our headquarters is located in an area of California where the incidence of wildfire has increased over time and may continue to increase. In addition, in 2023 the Company established certain emissions targets and other environmental goals and submitted them for validation to the Science

Based Target initiative ("SBTi"). Failure to achieve such goals, or a perception (whether valid or invalid) of our failure to achieve such goals, could result in market, reputational, regulatory or liability risks, client dissatisfaction, reduced revenue and profitability, or shareholder lawsuits. If the Company is unable to achieve our environmental goals, our business and reputation may be adversely affected. There can be no assurance that climate change will not have a material adverse effect on our properties, operations or business.

General Risks

Failure to maintain adequate financial and management processes and controls could lead to errors in the Company's financial reporting. Failure to maintain adequate financial and management processes and controls could lead to errors in the Company's financial reporting. If the Company's management is unable to certify the effectiveness of its internal controls or if its independent registered public accounting firm cannot render an opinion on the effectiveness of its internal control over financial reporting, or if material weaknesses in the Company's internal controls are identified, the Company could be subject to regulatory scrutiny and a loss of public confidence. In addition, if the Company does not maintain adequate financial and management personnel and processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause its stock price to fall.

Failure to identify and respond to risk issues in a timely manner could have a material adverse effect on the Company's business. Although the Company has processes in place to attempt to identify and respond to risk issues in a timely manner, the Company's efforts may not be sufficient.

The collective impact of the tone at the top, tone in the middle and tone at the bottom on risk management, compliance and responsible business behavior has a huge effect on timely escalation of risk issues, particularly those affecting core operations. The Company's processes, corporate culture and general ethical climate may not be sufficient to ensure timely identification and escalation of significant risk issues.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As part of the Company's broader information security program, the cybersecurity program includes a defense-in-depth model that utilizes a variety of techniques and tools for protecting against, detecting, responding to and recovering from cybersecurity incidents ("Incidents"). The Company's cybersecurity program is designed to prioritize detection, analysis and response to known and anticipated cyber threats and effectively manage cyber risks and resilience against Incidents. The Company's program aligns its program using portions of several industry and regulatory frameworks to measure its program and progress, including the National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF"), NIST 800-53, International Organization for Standardization Information Security Management Systems ("ISO 27001"), the CIS Critical Security Controls and the System and Organization Controls 2 Type 2 ("SOC2 Type 2").

Cybersecurity Governance

The Company's cybersecurity strategy and risk management is overseen by the Board of the Directors (the "Board") and implemented and managed by the Company's Enterprise Information Security Steering Committee, a cross-functional team of senior executives representing business functions across Robert Half and chaired by the Chief Information Security Officer ("CISO"). The CISO oversees the Enterprise Information Security team ("EIS").

Board Governance

The Board views cybersecurity as part of the Company's overall enterprise risk management function, which the Board oversees. The Board takes cybersecurity into account as part of the Company's business strategy, financial planning and capital allocation.

The Board oversees the Company's information security program, which includes oversight of the cybersecurity program and management of cybersecurity risks. The Board receives annual updates from the Company's CISO, and/or members of the executive leadership team. Such reports typically address, among other things, the Company's cybersecurity strategy, initiatives, key security metrics, business response plans and the evolving cyber threat landscape, and a detailed threat assessment relating to information technology risks. Notice of potential material Incidents to the Board is provided for in the Cybersecurity Incident Playbook (the "Playbook") and the Cybersecurity Incident Disclosure Control Procedure (the "Cyber Disclosure Procedure").

Management Governance

The controls and processes employed to assess, identify and manage material risks from cybersecurity threats are implemented and overseen by the Enterprise Information Security Steering Committee, led by the CISO. The CISO leverages his 15-plus years of experience building and leading cybersecurity programs and teams. The CISO has experience as a Chief Information Security Officer in multiple industries and has received Certified Information Systems Security Professional ("CISSP") and Certification in Risk Management Assurance ("CRMA") certifications. The CISO is responsible for the day-to-day management of the cybersecurity program, including the prevention, detection, investigation and response to cybersecurity threats and incidents and is responsible for determining if the cybersecurity program is functioning effectively in the face of evolving cybersecurity threats.

Members of the Enterprise Information Security Steering Committee also include the Global Data Privacy Officer, Chief Technology Officer, Chief Administrative Officer, the General Counsel and the Global Risk Officer of Protiviti.

Specifically, the Enterprise Information Security Steering Committee typically meets at least four times per year, or with greater frequency as necessary, to:

- review with management the Company's cybersecurity threat landscape, risks and data security programs, and the Company's management and mitigation of cybersecurity risks and incidents;
- review with management the Company's compliance with applicable information security laws and industry standards;
- discuss with management the Company's cybersecurity, technology and information systems policies, including the guidelines and policies established by the Company to assess, monitor and mitigate the Company's significant cybersecurity, technology and information systems related risk exposures; and
- review and provide oversight on the Company's crisis preparedness with respect to cybersecurity, including Incident response preparedness, communication plans and business continuity capabilities.

Senior management of many departments in the Company also engage in an annual tabletop exercise in order to test incident preparedness, review the effectiveness of the Playbook and maintain effective coordination in the event of a security incident.

Processes for Assessing, Identifying and Managing Material Risks from Cybersecurity Threats

The Cybersecurity Incident Response Team ("CIRT") and/or the Crisis Management Team ("CMT") utilize a Cybersecurity Incident Response Plan (the "CIRP") and the Playbook to: (1) prepare for and protect against Incidents; (2) detect and analyze Incidents; and (3) contain, eradicate and appropriately report on cybersecurity events. In the event of an Incident, the CIRP provides a framework to coordinate the response. The CIRP and Playbook also address escalation protocols to senior management with respect to disclosure determinations related to an Incident and provides for Executive Team briefings as appropriate. If the CIRT's initial investigation of the facts of an Incident indicates the need for escalation for potential disclosure, the CMT will utilize the process in the Playbook and the Cyber Disclosure Procedure will be utilized.

The Playbook provides understandable and flexible processes for analyzing and responding to Incidents. In the event of an Incident, the Playbook provides the CMT with predefined steps to follow to respond to, and escalate, cyber security incidents, as appropriate.

The Cyber Disclosure Procedure establishes a flexible and context-dependent process for determining whether an Incident constitutes a material issue pursuant to the rules and regulations of the SEC. A committee of senior management personnel is established to assess potential Incidents. Standing members of the Cyber Disclosure Committee ("CDC") include the President and Chief Executive Officer, Chief Financial Officer, General Counsel, Global Privacy Officer and Chief Technology Officer.

In considering the materiality of an Incident the CDC may consider the nature, extent and potential magnitude of the risks to the Company related to the Incident, particularly as it may relate to any compromised information or the business and scope of Company operations. If the CDC determines the Board should be notified, a meeting will be called with the Executive Committee of the Board, the Audit Committee Chair, the Board's cybersecurity expert or any combination or subset of the foregoing.

EIS conducts cybersecurity evaluations, reviews and due diligence of (i) critical vendors periodically and (ii) all new vendors prior to onboarding. Vulnerabilities in third-party providers' information security environments and software are monitored and managed through EIS' vulnerability management program. This program aggregates findings from the vulnerability detection and secure configuration management tools within a dashboard, which allows EIS personnel to focus on high priority matters.

EIS employs a variety of measures to prepare for and protect against, and detect, contain and eradicate cybersecurity incidents and threats. The preparatory and protective measures EIS has in place include, but are not limited to, password protection, multi-factor authentication, internal and external penetration testing, cybersecurity assessments, industry benchmarking, annual cybersecurity awareness trainings to employees, and social engineering awareness efforts. To detect and prevent Incidents, the cybersecurity program uses automated event-detection technology monitored by the cyber defense team, notifications from employees, vendors or service providers, and other tools. The Company has relationships with a number of third-party service providers to assist with Incident response and containment and remediation efforts, including a forensic investigation firm, insurance providers, auditors, consultants, assessors and various law firms. While the Company maintains a robust cybersecurity program, the techniques used to infiltrate information technology systems continue to evolve. Accordingly, the Company operates with, and plans for, the notion that it is impossible to prevent or detect all Incidents, that Incidents will occur, and that the Company will not always be able to detect threats in a timely manner or anticipate and implement adequate security measures. For additional information, see Item 1A. "Risks Related to the Company's Information Technology, Cybersecurity and Data Protection."

Cybersecurity Risks

The Company is currently not aware of any material cybersecurity incidents or threats that have impacted the Company or its business, financial condition, results of operations, employees or customers in the past fiscal year. However, the Company and its customers routinely face risks of Incidents, as the Company relies heavily on information technology systems. Although the Company makes efforts to maintain the security and integrity of the Company's information technology systems, these systems and the proprietary, confidential internal and customer information that resides on or is transmitted through them are subject to the risk of a cybersecurity incident or disruption, and there can be no assurance that the Company's security efforts and measures and those of the Company's third-party providers will prevent breakdowns or incidents affecting the Company's or the Company's third-party providers' databases or systems that could adversely affect the Company's business.

Item 2.   Properties

The Company's headquarters operations are located in Menlo Park and San Ramon, California. As of December 31, 2024, contract talent solutions and permanent placement talent solutions activities were conducted through offices located in the U.S., Australia, Belgium, Brazil, Canada, Chile, China, France, Germany, Ireland, Japan, Luxembourg, the Netherlands, New Zealand, Singapore, Switzerland, the United Arab Emirates, and the United Kingdom. As of December 31, 2024, Protiviti had offices in the U.S., Australia, Bulgaria, Canada, China, France, Germany, India, Italy, Japan, the Netherlands, Singapore, Switzerland and the United Kingdom. All of the offices are leased.

Item 3.   Legal Proceedings

On March 23, 2015, Plaintiff Jessica Gentry, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, San Francisco County, which was subsequently amended on October 23, 2015. The complaint alleges that a putative class of current and former employees of the Company working in California since March 13, 2010, were denied compensation for the time they spent interviewing "for temporary and permanent employment opportunities" as well as performing activities related to the interview process. Gentry seeks recovery on her own behalf and on behalf of the putative class in an unspecified amount for this allegedly unpaid compensation. Gentry also seeks recovery of an unspecified amount for the alleged failure of the Company to provide her and the putative class with accurate wage statements. Gentry also seeks an unspecified amount of other damages, attorneys' fees, and statutory penalties, including penalties for allegedly not paying all wages due upon separation to former employees and statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by California's Labor Code Private Attorneys General Act ("PAGA"). On January 4, 2016, the Court denied a motion by the Company to compel all of Gentry's claims, except the PAGA claim, to individual arbitration. On March 8, 2024, the Court issued an order certifying: (1) a class of California-based temporary employees who attended at least one uncompensated interview with a third-party client at any time since March 13, 2010; (2) a subclass of class members who held a prior temporary job assignment before interviewing for a subsequent assignment; and (3) a subclass of class members who are no longer employed by the Company (i.e., a "waiting time penalties" subclass). At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

On April 6, 2018, Plaintiff Shari Dorff, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, County of Los Angeles. In addition to certain claims individual to Plaintiff Dorff, the complaint alleges that salaried recruiters based in California have been misclassified as exempt employees and seeks an unspecified amount for: unpaid wages resulting from such alleged misclassification; alleged failure to provide a reasonable opportunity to take meal periods and rest breaks; alleged failure to pay wages on a timely basis both during employment and upon separation; alleged failure to comply with California requirements regarding wage statements and record-keeping; and alleged improper denial of expense reimbursement. Plaintiff Dorff also seeks an unspecified amount of other damages, attorneys' fees, and penalties, including but not limited to statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by PAGA. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

Item 4.   Mine Safety Disclosure

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price, Dividends and Related Matters

The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI." On January 31, 2025, there were 1,427 holders of record of the Common Stock.

The Company has paid a quarterly dividend since April 2004. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of the Company's Board of Directors.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans (c)
October 1, 2024 to October 31, 2024	20	(a)	$ 50.22	—	8,325,880
November 1, 2024 to November 30, 2024	400,000		$ 74.56	400,000	7,925,880
December 1, 2024 to December 31, 2024	671,165	(b)	$ 73.68	646,402	7,279,478
Total October 1, 2024 to December 31, 2024	1,071,185			1,046,402	

(a) Represents shares repurchased in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes.

(b) Includes 24,763 shares repurchased in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes.

(c) Commencing in October 1997, the Company's Board of Directors has, at various times, authorized the repurchase, from time to time, of the Company's common stock on the open market or in privately negotiated transactions depending on market conditions. Since plan inception, a total of 138,000,000 shares have been authorized for repurchase, of which 130,720,522 shares have been repurchased as of December 31, 2024.

Stock Performance Graph

The following graph compares, through December 31, 2024, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies, and the Standard and Poor's ("S&P") 500. The graph assumes the investment of $100 at the beginning of the period depicted in the chart and reinvestment of all dividends. The peer companies are weighted by their respective market caps at the beginning of each period. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.



(a) This index represents the cumulative total return of the Company and the following corporations providing contract or permanent employment services: Kelly Services Inc.; Kforce Inc.; ManpowerGroup; and Resources Connection Inc.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the future operating results or financial positions of Robert Half Inc. (the "Company"). Forward-looking statements are not guarantees or promises that goals or targets will be met. These statements may be identified by words such as "anticipate," "potential," "estimate," "forecast," "target," "project," "plan," "intend," "believe," "expect," "should," "could," "would," "may," "might," "will," or variations or negatives thereof or by similar or comparable words or phrases. In addition, historical, current and forward-looking information about the Company's environmental, social and governance ("ESG") and compliance programs, including targets or goals, may not be considered material for the Securities and Exchange Commission ("SEC") or other mandatory reporting purposes and may be based on standards for measuring progress that are still developing, on internal controls, diligence or processes that are evolving, on representations reviewed or provided by third parties, and on assumptions that are subject to change in the future. Forward-looking statements are estimates only and are based on management's current expectations, currently available information and current strategy, plans or forecasts, and involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict, often beyond our control and are inherently uncertain. Forward-looking statements are subject to risks and uncertainties that could cause actual results and outcomes, or the timing of these results or outcomes, to differ materially from those expressed or implied in the statements. These risks and uncertainties include, but are not limited to, the following: changes to or new interpretations of United States of America ("U.S.") or international tax regulations; the global financial and economic situation; changes in levels of unemployment and other economic conditions in the U.S. or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for contract employment or the Company's ability to attract candidates; the development, proliferation and adoption of artificial intelligence ("AI") by the Company and the third parties it serves; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, or the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its engagement professionals, or for events impacting its engagement professionals on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training and retaining qualified management personnel and other staff employees; the Company's ability to comply with governmental regulations affecting personnel services businesses in particular or employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; the Company's reliance on short-term contracts for a significant percentage of its business; litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings; the impact of extreme weather conditions on the Company and its candidates and clients; the ability of the Company to manage its international operations and comply with foreign laws and regulations; the impact of fluctuations in foreign currency exchange rates; the possibility that the additional costs the Company will incur as a result of health care or other reform legislation may adversely affect the Company's profit margins or the demand for the Company's services; the possibility that the Company's computer and communications hardware and software systems could be damaged or their service interrupted or that the Company could experience a cybersecurity breach; and the possibility that the Company may fail to maintain adequate financial and management controls, and as a result suffer errors in its financial reporting. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for broad-based consulting, regulatory compliance, technology services, public sector or other high-demand advisory services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Except as required by law, the Company undertakes no obligation to update information in this report, whether as a result of new information, future events, or otherwise, and notwithstanding any historical practice of doing so.

Executive Overview

The Company's results were impacted by the ongoing macroeconomic uncertainty that affects client and candidate confidence, lengthening decision cycles and delaying hiring activities and projects in the short term.

The Company's service revenues were $5.80 billion in 2024, a decrease of 9.3% from the prior year. Full-year 2024 net income decreased 38.8% to $252 million and diluted net income per share decreased 37.1% to $2.44.

Demand for the Company's contract talent solutions, permanent placement talent solutions and Protiviti is largely dependent upon general economic and labor trends both domestically and abroad. The U.S. real gross domestic product increased 2.3% in 2024, compared to an increase of 2.5% in 2023, while the unemployment rate rose from 3.8% in December

2023 to 4.1% in December 2024. Global labor markets remain resilient with U.S. job openings significantly above historical averages indicating pent-up demand for talent. In the U.S., unemployment stands at 4.1% and remains even lower for those with a college degree, where the rate is 2.4%.

The Company is confident about its ability to weather the current economic cycle. The NFIB's Small Business Optimism Index continues to climb and recently reached levels not seen in more than six years. Rising business confidence is conducive to hiring urgency, accelerated project demand and reprioritization of deferred growth initiatives. The Company is encouraged by the current combination of elevated job openings, low unemployment and strong business confidence. The Company is well-positioned to capitalize on emerging opportunities and support its clients' talent and consulting needs through the strength of its industry-leading brand, people, technology and unique business model.

The Company continues to invest in technology and innovation, including AI. Major focus areas include providing a world-class digital experience for clients and candidates that is seamlessly connected to the Company's specialized professional recruiters. Also, the Company will continue to leverage its proprietary data assets to enhance the AI tools its recruiters use to discover, assess and select talent for its clients, and the AI tools recruiters use to effectively target leads for additional revenue.

The Company monitors various economic indicators and business trends in all of the countries in which it operates to anticipate demand for the Company's services. These trends are evaluated to determine the appropriate level of investment, including personnel, which will best position the Company for success in the current and future global macroeconomic environment. The Company's investments in headcount are typically structured to proactively support and align with expected revenue growth trends and productivity metrics. Visibility into future revenues is limited not only due to the dependence on macroeconomic and labor market conditions noted above, but also because of the relatively short duration of the Company's client engagements. Accordingly, the Company's headcount and other investments are typically assessed on at least a quarterly basis. During 2024 the Company decreased headcount for its contract talent solutions and permanent placement talent solutions segments, when compared to prior year-end levels. In addition, the full-time headcount for Protiviti increased when compared to prior year-end levels.

Critical Accounting Policies and Estimates

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

Service Revenues. The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. See Note C—"Revenue Recognition" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Income Taxes. The Company's operations are subject to U.S. federal, state, local and foreign income taxes. In establishing its deferred income tax assets and liabilities and its provision for income taxes, the Company makes judgments and interpretations based on the enacted tax laws that are applicable to its operations in various jurisdictions. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of its deferred tax assets is dependent on future taxable income and the effectiveness of its tax planning in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $26.4 million and $25.8 million were recorded as of December 31, 2024, and 2023, respectively. The valuation allowances recorded relate primarily to net operating losses in certain international operations. If such losses are ultimately utilized to offset future operating income, the Company will recognize a tax benefit up to the full amount of the related valuation reserve.

The Organization of Economic Cooperation and Development ("OECD"), an international association of many countries, has introduced a framework to impose a 15% global minimum corporate tax, referred to as Pillar Two, effective for tax years beginning in 2024. Currently, there are no laws enacted incorporating Pillar Two in the U.S., however, certain countries in which the Company operates have adopted, or are in the process of adopting legislation to implement Pillar Two. The OECD continues to release additional guidance and countries are implementing legislation with widespread adoption of the Global Anti-Base Erosion ("GloBE") Model Rules for Pillar Two. The Company is continuing to evaluate the GloBE Model Rules for Pillar Two and related legislation; no material tax impacts are expected.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Recent Accounting Pronouncements

See Note B—"New Accounting Pronouncements" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Results of Operations

The Company analyzes its operating results for three reportable segments: contract talent solutions, permanent placement talent solutions and Protiviti. The contract talent solutions and permanent placement talent solutions segments provide engagement professionals and full-time personnel, respectively, for finance and accounting, technology, marketing and creative, legal, administrative and customer support, and executive search. The Protiviti segment provides internal audit, risk, business and technology consulting solutions.

Demand for the Company's services is largely dependent upon global economic and labor trends. Because of the inherent difficulty in predicting economic trends, future demand for the Company's services cannot be forecast with certainty.

The Company's talent solutions segments conduct operations through offices in the U.S. and 17 other countries, while Protiviti has offices in the U.S. and 13 other countries.

Non-GAAP Financial Measures

The financial results of the Company are prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP") and the rules of the SEC. To help readers understand the Company's financial performance, the Company supplements its GAAP financial results with the following non-GAAP measures: adjusted gross margin; adjusted selling, general and administrative expenses; combined segment income; and as adjusted revenue growth rates.

The following measures, adjusted gross margin and adjusted selling, general and administrative expenses, include gains and losses on investments held to fund the Company's obligations under employee deferred compensation plans. The Company provides these measures because they are used by management to review its operational results.

Combined segment income is income before income taxes, adjusted for interest income and amortization of intangible assets. The Company provides combined segment income because it is how management evaluates performance.

As adjusted revenue growth rates represent year-over-year revenue growth rates after removing the impacts on reported revenues from the changes in the number of billing days and foreign currency exchange rates. The Company provides this data because it focuses on the Company's revenue growth rates attributable to operating activities and aids in evaluating revenue trends over time. The impacts from the changes in billing days and foreign currency exchange rates are calculated as follows:

- Billing days impact is calculated by dividing each comparative period's reported revenues by the number of billing days for that period to arrive at a per billing day amount. Same billing day growth rates are then calculated based on the per billing day amounts. Management calculates a global, weighted-average number of billing days for each reporting period based upon inputs from all countries and all functional specializations and segments.

- Foreign currency impact is calculated by retranslating current period international revenues using foreign currency exchange rates from the prior year's comparable period.

The non-GAAP financial measures provided herein may not provide information that is directly comparable to that provided by other companies in the Company's industry, as other companies may calculate such financial results differently. The Company's non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. The Company does not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided on the following pages.

Refer to Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" of this report for further discussion of the impact of foreign currency exchange rates on the Company's results of operations and financial condition.

Years ended December 31, 2024, and 2023

Service Revenues. The Company's revenues were $5.80 billion for the year ended December 31, 2024, a decrease of 9.3%, compared to $6.39 billion for the year ended December 31, 2023. Revenues from U.S. operations decreased 8.8% to $4.52 billion (78.0% of total revenue) for the year ended December 31, 2024, compared to $4.96 billion (77.5% of total revenue) for the year ended December 31, 2023. Revenues from international operations decreased 11.1% to $1.28 billion (22.0% of total revenue) for the year ended December 31, 2024, compared to $1.44 billion (22.5% of total revenue) for the year ended December 31, 2023. Contributing factors for each reportable segment are discussed below in further detail.

Contract talent solutions revenues were $3.36 billion for the year ended December 31, 2024, decreasing by 13.8% compared to revenues of $3.90 billion for the year ended December 31, 2023. Key drivers of contract talent solutions revenues include average hourly bill rates and the number of hours worked by the Company's engagement professionals on client engagements. The decrease in contract talent solutions revenues for 2024 was primarily due to a 14.6% decrease in the number of hours worked by the Company's engagement professionals, partially offset by a 1.5% increase in average bill rates. On an as adjusted basis, contract talent solutions revenues decreased 14.0% for 2024, compared to 2023. In the U.S., 2024 revenues decreased 14.6% on a reported basis, and decreased 15.1% on an as adjusted basis, compared to 2023. International revenues for 2024 decreased 11.0% on a reported basis, and decreased 10.6% on an as adjusted basis, compared to 2023.

Permanent placement talent solutions revenues were $487 million for the year ended December 31, 2024, decreasing by 14.1% compared to revenues of $567 million for the year ended December 31, 2023. Key drivers of permanent placement talent solutions revenues consist of the number of candidate placements and average fees earned per placement. The decrease in permanent placement talent solutions revenues for 2024 was due to a 17.0% decrease in the number of placements, partially offset by a 2.9% increase in average fees earned per placement. On an as adjusted basis, permanent placement talent solutions revenues decreased 14.3% for 2024 compared to 2023. In the U.S., 2024 revenues decreased 12.6% on a reported basis, and decreased 13.1% on an as adjusted basis, compared to 2023. International revenues for 2024 revenues decreased 17.8% on a reported basis, and decreased 17.4% on an as adjusted basis, compared to 2023. Historically, demand for permanent placement talent solutions is even more sensitive to economic and labor market conditions than demand for contract talent solutions and this is expected to continue.

Protiviti revenues were $1.95 billion for the year ended December 31, 2024, increasing by 1.1% compared to revenues of $1.93 billion for the year ended December 31, 2023. Key drivers of Protiviti revenues are the billable hours worked on client engagements and average hourly bill rates. The increase in Protiviti revenues for 2024 was primarily due to a 2.4% increase in average hourly bill rate, partially offset by a 1.3% decrease in billable hours. On an as adjusted basis, Protiviti revenues increased 0.6% for 2024 compared to 2023. In the U.S., 2024 revenues increased 3.5% on a reported basis, and increased 3.0% on an as adjusted basis, compared to 2023. International revenues for 2024 revenues decreased 8.5% on a reported basis, and decreased 8.9% on an as adjusted basis, compared to 2023.

A reconciliation of the non-GAAP year-over-year revenue growth rates to the reported year-over-year revenue growth rates for the year ended December 31, 2024, is presented in the following table:

	Global	United States	International
Contract talent solutions			
As Reported	-13.8%	-14.6%	-11.0%
Billing Days Impact	-0.4%	-0.5%	-0.4%
Currency Impact	0.2%	—	0.8%
As Adjusted	-14.0%	-15.1%	-10.6%
Permanent placement talent solutions			
As Reported	-14.1%	-12.6%	-17.8%
Billing Days Impact	-0.4%	-0.5%	-0.4%
Currency Impact	0.2%	—	0.8%
As Adjusted	-14.3%	-13.1%	-17.4%
Protiviti			
As Reported	1.1%	3.5%	-8.5%
Billing Days Impact	-0.5%	-0.5%	-0.4%
Currency Impact	—	—	—
As Adjusted	0.6%	3.0%	-8.9%

Gross Margin.   The Company's gross margin dollars were $2.25 billion for the year ended December 31, 2024, down 12.7% from $2.58 billion for the year ended December 31, 2023. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars for contract talent solutions represent revenues less costs of services, which consist of payroll, payroll taxes and benefit costs for engagement professionals, and reimbursable expenses. The key drivers of gross margin are: i) pay-bill spreads, which represent the differential between wages paid to engagement professionals and amounts billed to clients; ii) fringe costs, which are primarily composed of payroll taxes and benefit costs; and iii) conversion revenues, which are earned when a contract position converts to a permanent position with the Company's client.

Gross margin dollars for contract talent solutions were $1.32 billion for the year ended December 31, 2024, down 15.0% from $1.55 billion for the year ended December 31, 2023. As a percentage of revenues, gross margin dollars for contract talent solutions were 39.2% in 2024, down from 39.8% in 2023. The decrease in gross margin percentage was primarily due to lower conversions and a smaller mix of higher margin services which impacted pay-bill spreads.

Gross margin dollars for permanent placement talent solutions represent revenues less reimbursable expenses. Gross margin dollars for permanent placement talent solutions were $486 million for the year ended December 31, 2024, down 14.2% from $566 million for the year ended December 31, 2023. Because reimbursable expenses for permanent placement talent solutions are de minimis, the decrease in gross margin dollars is substantially explained by the decrease in revenues previously discussed.

Gross margin dollars for Protiviti represent revenues less costs of services, which consist primarily of professional staff payroll, payroll taxes, benefit costs and reimbursable expenses. The primary drivers of Protiviti's gross margin are: i) the relative composition of and number of professional staff and their respective pay and bill rates; and ii) staff utilization, which is the relationship of time spent on client engagements in proportion to the total time available for the Company's Protiviti staff. Gross margin dollars for Protiviti were $444 million for the year ended December 31, 2024, down 3.2% from $459 million for the year ended December 31, 2023. As a percentage of revenues, reported gross margin dollars for Protiviti were 22.8% in 2024, down from 23.8% in 2023. As a percentage of revenues, adjusted gross margin dollars for Protiviti were 23.7% in 2024, down from 24.6% in 2023. The year-over-year decrease in adjusted gross margin percentage was primarily due to the relative composition of and number of professional staff and their respective pay and bill rates.

The Company's gross margin by reporting segment is summarized as follows (in thousands):

| | Year Ended December 31, | | | | Relationships | | | |
| | As Reported | | As Adjusted | | As Reported | | As Adjusted | |
	2024	2023	2024	2023	2024	2023	2024	2023
Gross Margin								
Contract talent solutions	$1,316,524	$1,549,312	$1,316,524	$1,549,312	39.2%	39.8%	39.2%	39.8%
Permanent placement talent solutions	486,219	566,381	486,219	566,381	99.8%	99.8%	99.8%	99.8%
Protiviti	444,487	459,311	463,250	475,572	22.8%	23.8%	23.7%	24.6%
Total	$2,247,230	$2,575,004	$2,265,993	$2,591,265	38.8%	40.3%	39.1%	40.5%

The following tables provide reconciliations of the non-GAAP adjusted gross margin to reported gross margin for the years ended December 31, 2024, and 2023 (in thousands):

| | Year Ended December 31, 2024 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin								
As Reported	$1,316,524	39.2%	$ 486,219	99.8%	$ 444,487	22.8%	$2,247,230	38.8%
Adjustments (1)	—	—	—	—	18,763	0.9%	18,763	0.3%
As Adjusted	$1,316,524	39.2%	$ 486,219	99.8%	$ 463,250	23.7%	$2,265,993	39.1%

| | Year Ended December 31, 2023 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin								
As Reported	$1,549,312	39.8%	$ 566,381	99.8%	$ 459,311	23.8%	$2,575,004	40.3%
Adjustments (1)	—	—	—	—	16,261	0.8%	16,261	0.2%
As Adjusted	$1,549,312	39.8%	$ 566,381	99.8%	$ 475,572	24.6%	$2,591,265	40.5%

(1) Changes in the Company's deferred compensation obligations related to Protiviti operations are included in costs of services, while the related investment income is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment income from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact on income before income taxes.

Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, variable overhead, depreciation and occupancy costs. The Company's reported selling, general and administrative expenses were $2.00 billion for the year ended December 31, 2024, down 4.9% from $2.11 billion for the year ended December 31, 2023. As a percentage of revenues, reported selling, general and administrative expenses were 34.6% in 2024, up from 33.0% in 2023. The Company's adjusted selling, general and administrative expenses were $1.93 billion for the year ended December 31, 2024, down 5.2% from $2.04 billion in 2023. As a percentage of revenues, adjusted selling, general and administrative expenses were 33.3% in 2024, up from 31.8% in 2023. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for contract talent solutions, on an as-reported basis, were $1.25 billion for the year ended December 31, 2024, decreasing 5.2% from $1.32 billion the year ended December 31, 2023. As a percentage of revenues, reported selling, general and administrative expenses for contract talent solutions were 37.3% in 2024, up from 33.9% in 2023. Selling, general and administrative expenses for contract talent solutions, on an adjusted basis, were $1.19 billion for the year ended December 31, 2024, down 5.6% from $1.26 billion in 2023. As a percentage of revenues, adjusted selling, general and administrative expenses for contract talent solutions were 35.3% in 2024, up from 32.3% in 2023, due primarily to negative leverage as revenues decreased as a result of economic conditions.

Selling, general and administrative expenses for permanent placement talent solutions were $449 million for the year ended December 31, 2024, decreasing by 10.0% from $499 million for the year ended December 31, 2023. As a percentage of revenues, reported selling, general and administrative expenses for permanent placement talent solutions services were 92.1% in 2024, up from 87.9% in 2023. As a percentage of revenues, adjusted selling, general and administrative expenses for permanent placement talent solutions were 90.3% in 2024, up from 86.6% in 2023, due primarily to negative leverage as revenues decreased as a result of economic conditions.

Selling, general and administrative expenses for Protiviti were $303 million for the year ended December 31, 2024, increasing by 5.3% from $288 million for the year ended December 31, 2023. As a percentage of revenues, selling, general and administrative expenses for Protiviti were 15.5% in 2024, up from 14.9% in 2023.

The Company's selling, general and administrative expenses by reportable segment are summarized as follows (in thousands):

| | Year Ended December 31, | | | | Relationships | | | |
| | As Reported | | As Adjusted | | As Reported | | As Adjusted | |
	2024	2023	2024	2023	2024	2023	2024	2023
Selling, General and Administrative Expenses								
Contract talent solutions	$1,252,588	$1,320,752	$1,186,006	$1,256,497	37.3%	33.9%	35.3%	32.3%
Permanent placement talent solutions	448,901	498,881	440,167	491,377	92.1%	87.9%	90.3%	86.6%
Protiviti	303,050	287,898	303,050	287,898	15.5%	14.9%	15.5%	14.9%
Total	$2,004,539	$2,107,531	$1,929,223	$2,035,772	34.6%	33.0%	33.3%	31.8%

The following tables provide reconciliations of the non-GAAP selling, general and administrative expenses to reported selling, general and administrative expenses for the years ended December 31, 2024, and 2023 (in thousands):

| | Year Ended December 31, 2024 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expenses								
As Reported	$1,252,588	37.3%	$ 448,901	92.1%	$ 303,050	15.5%	$2,004,539	34.6%
Adjustments (1)	(66,582)	(2.0%)	(8,734)	(1.8%)	—	—	(75,316)	(1.3%)
As Adjusted	$1,186,006	35.3%	$ 440,167	90.3%	$ 303,050	15.5%	$1,929,223	33.3%

| | Year Ended December 31, 2023 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expenses								
As Reported	$1,320,752	33.9%	$ 498,881	87.9%	$ 287,898	14.9%	$2,107,531	33.0%
Adjustments (1)	(64,255)	(1.6%)	(7,504)	(1.3%)	—	—	(71,759)	(1.2%)
As Adjusted	$1,256,497	32.3%	$ 491,377	86.6%	$ 287,898	14.9%	$2,035,772	31.8%

(1) Changes in the Company's employee deferred compensation plan obligations related to talent solutions operations are included in selling, general and administrative expenses, while the related investment income is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment income from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact on income before income taxes.

Income from Investments Held in Employee Deferred Compensation Trusts. Under the Company's employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company's employee deferred compensation plan obligations change and adjustments are recorded in selling, general and administrative expenses, or in the case of Protiviti, costs of services. The value of the related investment trust assets also changes by the equal and offsetting amount, leaving no net costs to the Company, and therefore no effect on reported net income. The Company's income from investments held in employee deferred compensation trusts consists primarily of unrealized and realized gains and losses and dividend income from trust investments and is presented separately on the Consolidated Statements of Operations. The Company's income from investments held in employee deferred compensation trusts was $94 million for the year ended December 31, 2024, and $88 million for the year ended December 31, 2023. The income from trust investments was due to positive market returns during 2024.

Income Before Income Taxes and Segment Income. The Company's total income before income taxes was $358 million, or 6.2% of revenues, for the year ended December 31, 2024, down from $577 million, or 9.0% of revenues, for the year ended December 31, 2023. Combined segment income was $337 million, or 5.8% of revenues, for the year ended December 31, 2024, down from $555 million, or 8.7% of revenues, for the year ended December 31, 2023.

The Company's non-GAAP combined segment income is summarized as follows (in thousands):

	Year Ended December 31,			
	2024	% of Revenue	2023	% of Revenue
Combined Segment Income				
Contract talent solutions	$ 130,518	3.9%	$ 292,815	7.5%
Permanent placement talent solutions	46,052	9.5%	75,004	13.2%
Protiviti	160,200	8.2%	187,674	9.7%
Total	$ 336,770	5.8%	$ 555,493	8.7%

The following table provides a reconciliation of the non-GAAP combined segment income to reported income before income taxes for the years ended December 31, 2024, and 2023 (in thousands):

	Year Ended December 31,			
	2024	% of Revenue	2023	% of Revenue
Income before income taxes	$ 357,671	6.2 %	$ 576,583	9.0 %
Interest income, net	(22,118)	(0.4)%	(23,973)	(0.3)%
Amortization of intangible assets	1,217	0.0 %	2,883	0.0 %
Combined segment income	$ 336,770	5.8 %	$ 555,493	8.7 %

Provision for income taxes. The provision for income taxes was 29.7% and 28.7% for the years ended December 31, 2024 and 2023, respectively. The higher tax rate for 2024 can be attributed to an increased impact of nondeductible expenses and fewer tax credits.

Years ended December 31, 2023, and 2022

A discussion of changes regarding the Company's financial condition and results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 20, 2024, which is available free of charge on the SEC's website at www.sec.gov and at www.roberthalf.com/investor-center.

Liquidity and Capital Resources

The change in the Company's liquidity during the years ended December 31, 2024, and 2023, is primarily the net effect of funds generated by operations and the funds used for capital expenditures, investments in employee deferred compensation trusts, net of redemptions from employee deferred compensation trusts, repurchases of common stock, and payments of dividends.

Cash and cash equivalents were $538 million and $732 million at December 31, 2024, and 2023, respectively. Operating activities provided $410 million during the year ended December 31, 2024, offset by $87 million and $496 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $637 million during the year ended December 31, 2023, offset by $112 million and $461 million of net cash used in investing and financing activities, respectively. Fluctuations in foreign currency exchange rates had the effect of decreasing reported cash and cash equivalents by $21 million during the year ended December 31, 2024, compared to an increase of $9 million in 2023.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2024, was $410 million. This was composed of net income of $252 million, adjusted upward for non-cash items of $68 million, and cash provided by changes in working capital of $90 million. Net cash provided by operating activities for the year ended December 31, 2023, was $637 million. This was composed of net income of $411 million, adjusted upward for non-cash items of $79 million, and cash provided by changes in working capital of $147 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2024, was $87 million. This was composed of capital expenditures of $56 million and investments in employee deferred compensation trusts of $69 million, partially offset by proceeds from employee deferred compensation trust redemptions of $38 million. Cash used in investing activities for the year ended December 31, 2023, was $112 million. This was composed of capital expenditures of $46 million, investments in employee deferred compensation trusts of $103 million, and $1 million cash paid for an acquisition, partially offset by proceeds from employee deferred compensation trust redemptions of $38 million.

Capital expenditures, including $29 million related to cloud computing implementations, in 2024 totaled $86 million, approximately 59% of which represented investments in software initiatives and technology infrastructure, both of which are important to the Company's sustainability and future growth opportunities. Capital expenditures for cloud computing arrangements are included in cash flows from operating activities on the Company's Consolidated Statements of Cash Flows. Capital expenditures included amounts spent on tenant improvements and furniture and equipment in the Company's leased offices. The Company currently expects 2025 capitalized expenditures will range from $75 million to $95 million, of which $45 million to $55 million relates to software initiatives and technology infrastructure, including capitalized costs relating to the implementation of cloud computing arrangements.

Financing activities—Cash used in financing activities for the year ended December 31, 2024, was $496 million. This included repurchases of $276 million in common stock and $220 million in dividends paid to stockholders. Cash used in financing activities for the year ended December 31, 2023, was $461 million. This included repurchases of $255 million in common stock and $206 million in dividends paid to stockholders.

As of December 31, 2024, the Company is authorized to repurchase, from time to time, up to 7.3 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2024 and 2023, the Company repurchased 3.5 million shares, at a cost of $249 million, and 3.0 million shares, at a cost of $232 million, on the open market, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. During the years ended December 31, 2024 and 2023, such repurchases totaled 0.3 million shares, at a cost of $23 million, and 0.3 million shares, at a cost of $26 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The Company's working capital as of December 31, 2024, included $538 million in cash and cash equivalents and $772 million in net accounts receivable, both of which will be a significant source of ongoing liquidity and financial resilience. The Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short-term and long-term basis.

There is limited visibility into future cash flows as the Company's revenues and net income are largely dependent on macroeconomic conditions. The Company's variable direct costs related to its contract talent solutions business will largely fluctuate in relation to its revenues.

In May 2023, the Company entered into an amendment to extend the maturity of its $100 million unsecured revolving credit facility (the "Credit Agreement") to May 2026. Borrowings under the Credit Agreement will bear interest in accordance with the terms of the borrowing which will be calculated according to the Adjusted Term Secured Overnight Financing Rate ("SOFR"), or an alternative base rate, plus an applicable margin. The Credit Agreement is subject to certain financial covenants and the Company was in compliance with these covenants as of December 31, 2024. There were no borrowings under the Credit Agreement as of December 31, 2024, or December 31, 2023.

On February 12, 2025, the Company announced a quarterly dividend of $0.59 per share to be paid to all shareholders of record as of February 25, 2025. The dividend will be paid on March 14, 2025.

Material Cash Requirements from Contractual Obligations

Leases. As of December 31, 2024, the Company reported current and long-term operating lease liabilities of $65 million and $169 million, respectively. These balances consist of the minimum rental commitments for 2025 and thereafter, discounted to reflect the Company's cost of borrowing, under noncancelable lease contracts executed as of December 31, 2024.

The majority of these leases are for real estate. In the event the Company vacates a location prior to the end of the lease term, the Company may be obliged to continue making lease payments. For further information, see Note G—"Leases" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Purchase Obligations. As of December 31, 2024, the Company's contractual purchase obligations were $255 million, primarily related to software subscriptions, services, telecom services and software maintenance agreements. Of this amount, $112 million is expected to be paid within the next 12 months. These purchase obligations are incurred during the normal course of business.

Employee Deferred Compensation Plan. As of December 31, 2024, the Company reported employee deferred compensation plan obligations of $678 million in its accompanying Consolidated Statements of Financial Position. The balances are due to employees based upon elections they make at the time of deferring their funds. The timing of these payments may change based upon factors including termination of the Company's employment arrangement with a participant. These obligations are funded through contributions to investment trusts, whose assets as of December 31, 2024, were substantially equal to the obligations. Assets of these plans are held by an independent trustee for the sole benefit of participating employees and consist of money market funds and mutual funds. For further information, see Note J—"Employee Deferred Compensation Plans" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Because a portion of the Company's net revenues is derived from its operations outside the U.S. and is denominated in local currencies, the Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported revenues, expenses, earnings, assets and liabilities.

For the year ended December 31, 2024, approximately 22.0% of the Company's revenues were generated outside of the U.S. These operations transact business in their functional currency, which is the same as their local currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar, particularly the Australian dollar and Brazilian real, British pound, Canadian dollar and Euro, have an impact on the Company's reported results. Under GAAP, revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's international markets, the Company's reported results vary.

During 2024, the U.S. dollar fluctuated, and generally strengthened, against the primary currencies in which the Company conducts business, compared to one year ago. Foreign currency exchange rates had the effect of decreasing reported revenues by $8.6 million, or 0.1%, for the year ended December 31, 2024, compared to 2023. The general strengthening of the U.S. dollar also affected the reported level of expenses incurred in the Company's international operations. Because substantially all the Company's international operations generated revenues and incurred expenses within the same country and currency, the effect of lower reported revenues is largely offset by the decrease in reported operating expenses. Reported net income was $0.7 million, or 0.2%, lower for the year ended December 31, 2024 compared to 2023 due to the effect of currency exchange rates.

For the one month ended January 31, 2025, the U.S. dollar has strengthened against the British pound, the Euro and Canadian dollar, and weakened against the Australian dollar and Brazilian Real since December 31, 2024. If foreign currency exchange rates were to remain at January 2025 levels throughout 2025, the currency impact on the Company's full-year reported revenues would be unfavorable, offset by a favorable impact on operating expenses. These results will likely have an immaterial impact on reported net income.

Fluctuations in foreign currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's international subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive loss. Although currency fluctuations impact the Company's reported results and shareholders' equity, such fluctuations generally do not affect cash flow or result in actual economic gains or losses. The Company generally has few cross-border transfers of funds, which consists of dividends from the Company's foreign subsidiaries and transfers to and from the U.S. related to intercompany working capital requirements.

Item 8. Financial Statements and Supplementary Data

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands, except share amounts)

	December 31,	
	2024	**2023**
ASSETS		
Cash and cash equivalents	$ 537,583	$ 731,740
Accounts receivable, net	772,285	860,872
Employee deferred compensation trust assets	673,240	571,046
Other current assets	146,314	133,481
Total current assets	2,129,422	2,297,139
Property and equipment, net	119,564	108,809
Right-of-use assets	198,384	209,256
Goodwill	237,180	237,970
Noncurrent deferred income taxes	158,120	140,135
Other noncurrent assets	11,735	17,480
Total assets	$ 2,854,405	$ 3,010,789
LIABILITIES		
Accounts payable and accrued expenses	$ 166,955	$ 156,662
Accrued payroll and benefit costs	372,785	413,933
Employee deferred compensation plan obligations	678,403	572,913
Income taxes payable	2,977	11,144
Current operating lease liabilities	64,619	80,459
Total current liabilities	1,285,739	1,235,111
Noncurrent operating lease liabilities	168,900	161,440
Other noncurrent liabilities	21,763	25,887
Total liabilities	1,476,402	1,422,438
Commitments and Contingencies (Note L)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value; authorized 5,000,000 shares; none issued	—	—
Common stock, $0.001 par value; authorized 260,000,000 shares; issued and outstanding 102,199,470 and 105,208,817 shares	102	105
Additional paid-in capital	1,418,150	1,354,703
Accumulated other comprehensive loss	(65,138)	(32,626)
Retained earnings	24,889	266,169
Total stockholders' equity	1,378,003	1,588,351
Total liabilities and stockholders' equity	$ 2,854,405	$ 3,010,789

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Service revenues	$ 5,795,837	$ 6,392,517	$ 7,238,142
Costs of services	3,548,607	3,817,513	4,144,093
Gross margin	2,247,230	2,575,004	3,094,049
Selling, general and administrative expenses	2,004,539	2,107,531	2,117,296
(Income) loss from investments held in employee deferred compensation trusts (which is completely offset by related costs and expenses - Note A)	(94,079)	(88,020)	86,139
Amortization of intangible assets	1,217	2,883	1,667
Interest income, net	(22,118)	(23,973)	(8,008)
Income before income taxes	357,671	576,583	896,955
Provision for income taxes	106,073	165,437	239,036
Net income	$ 251,598	$ 411,146	$ 657,919
Net income per share:			
Basic	$ 2.45	$ 3.90	$ 6.08
Diluted	$ 2.44	$ 3.88	$ 6.03
Weighted average shares:			
Basic	102,661	105,530	108,214
Diluted	103,028	106,074	109,171
Dividends declared per share	$ 2.12	$ 1.92	$ 1.72

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
COMPREHENSIVE INCOME (LOSS):			
Net income	$ 251,598	$ 411,146	$ 657,919
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	(32,910)	11,184	(25,274)
Foreign defined benefit plan adjustments, net of tax	398	(187)	4,273
Total other comprehensive income (loss)	(32,512)	10,997	(21,001)
Total comprehensive income (loss)	$ 219,086	$ 422,143	$ 636,918

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares	Par Value				
Balance at December 31, 2021	110,686	$ 111	$ 1,235,903	$ (22,622)	$ 167,659	$1,381,051
Net income	—	—	—	—	657,919	657,919
Other comprehensive income (loss)	—	—	—	(21,001)	—	(21,001)
Dividends declared ($1.72 per share)	—	—	—	—	(189,266)	(189,266)
Net issuances of restricted stock	693	1	(1)	—	—	—
Stock-based compensation	—	—	57,663	—	—	57,663
Repurchases of common stock	(3,681)	(4)	—	—	(317,804)	(317,808)
Balance at December 31, 2022	107,698	$ 108	$ 1,293,565	$ (43,623)	$ 318,508	$1,568,558
Net income	—	—	—	—	411,146	411,146
Other comprehensive income (loss)	—	—	—	10,997	—	10,997
Dividends declared ($1.92 per share)	—	—	—	—	(206,043)	(206,043)
Net issuances of restricted stock	889	1	(1)	—	—	—
Stock-based compensation	—	—	61,139	—	—	61,139
Repurchases of common stock	(3,378)	(4)	—	—	(257,442)	(257,446)
Balance at December 31, 2023	105,209	$ 105	$ 1,354,703	$ (32,626)	$ 266,169	$1,588,351
Net income	—	—	—	—	251,598	251,598
Other comprehensive income (loss)	—	—	—	(32,512)	—	(32,512)
Dividends declared ($2.12 per share)	—	—	—	—	(221,051)	(221,051)
Net issuances of restricted stock	794	1	(1)	—	—	—
Stock-based compensation	—	—	63,448	—	—	63,448
Repurchases of common stock	(3,804)	(4)	—	—	(271,827)	(271,831)
Balance at December 31, 2024	102,199	$ 102	$ 1,418,150	$ (65,138)	$ 24,889	$1,378,003

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 251,598	$ 411,146	$ 657,919
Adjustments to reconcile net income to net cash provided by operating activities:			
Allowance for credit losses	5,286	8,752	8,771
Depreciation	52,053	51,364	47,398
Amortization of cloud computing implementation costs	36,045	44,720	28,925
Amortization of intangible assets	1,217	2,883	1,667
Realized and unrealized (gains) losses from investments held in employee deferred compensation trusts	(71,656)	(72,971)	98,776
Stock-based compensation	63,448	61,139	57,663
Deferred income taxes	(17,936)	(16,568)	10,810
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	66,954	156,269	(65,626)
Capitalized cloud computing implementation costs	(29,210)	(34,895)	(40,357)
Accounts payable and accrued expenses	16,047	(14,698)	3,735
Accrued payroll and benefit cost	(32,963)	(61,725)	(58,067)
Employee deferred compensation plan obligations	105,490	98,802	(61,165)
Income taxes payable	(20,960)	10,721	2,596
Other assets and liabilities, net	(14,944)	(8,058)	(9,295)
Net cash flows provided by operating activities	410,469	636,881	683,750
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(56,318)	(45,874)	(61,120)
Investments in employee deferred compensation trusts	(69,237)	(102,969)	(67,388)
Proceeds from employee deferred compensation trust redemptions	38,700	37,628	30,869
Payments for acquisitions, net of cash acquired	(264)	(1,035)	(18,984)
Net cash flows used in investing activities	(87,119)	(112,250)	(116,623)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(276,032)	(254,625)	(319,897)
Dividends paid	(220,409)	(205,910)	(189,286)
Net cash flows used in financing activities	(496,441)	(460,535)	(509,183)
Effect of exchange rate fluctuations	(21,066)	9,018	(18,319)
Change in cash and cash equivalents	(194,157)	73,114	39,625
Cash and cash equivalents at beginning of period	731,740	658,626	619,001
Cash and cash equivalents at end of period	$ 537,583	$ 731,740	$ 658,626
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 272	$ 315	$ 368
Income taxes, net of refunds	$ 143,615	$ 168,488	$ 217,927
Non-cash items:			
Repurchases of common stock awaiting settlement	$ —	$ 4,394	$ 3,504
Fund exchanges within employee deferred compensation trusts	$ 130,997	$ 114,821	$ 103,003
Contingent consideration related to acquisition	$ —	$ 350	$ 1,300

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies

Nature of Operations.   Robert Half Inc. (the "Company") is a specialized talent solutions and business consulting firm, connecting highly skilled job seekers with rewarding opportunities at great companies. *Robert Half*® offers contract talent solutions and permanent placement talent solutions for finance and accounting, technology, marketing and creative, legal, and administrative and customer support, and provides executive search services. Robert Half is also the parent company of *Protiviti*®, a global consulting firm that delivers internal audit, risk, business, and technology consulting solutions.

The Company operates in North America, South America, Europe, Asia, and Australia. The Company is a Delaware corporation.

Basis of Presentation.   The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted ("GAAP") in the United States of America ("U.S.") and the rules of the Securities and Exchange Commission ("SEC"). Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 2024 presentation

Principles of Consolidation.   The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates.   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2024, such estimates include allowances for credit losses, variable consideration, workers' compensation losses, accrued medical expenses, income and other taxes, and assumptions used in the Company's goodwill impairment assessment and in the valuation of stock grants subject to market conditions. Actual results and outcomes may differ from management's estimates and assumptions.

Service Revenues.   The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. See Note C—"Revenue Recognition" for further discussion of the revenue recognition accounting policy.

Costs of Services.   Direct costs of contract talent solutions consist of payroll, payroll taxes, and benefit costs for the Company's engagement professionals, as well as reimbursable expenses. Direct costs of permanent placement talent solutions consist of reimbursable expenses. Protiviti direct costs of services include professional staff payroll, payroll taxes and benefit costs, as well as reimbursable expenses.

Advertising Costs.   The Company expenses all advertising costs as incurred. Advertising costs were $53.9 million, $54.8 million and $55.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

(Income) Loss from Investments Held in Employee Deferred Compensation Trusts.   Under the Company's employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company's employee deferred compensation plan obligations change and adjustments are recorded in selling, general and administrative expenses or, in the case of Protiviti, costs of services. The value of the related investment trust assets also changes by an equal and offsetting amount, leaving no net cost to the Company, and therefore no effect on reported net income. The Company's (income) loss from investments held in employee deferred compensation trusts consists of unrealized and realized gains and losses, and dividend income from trust investments and is presented separately on the Consolidated Statements of Operations.

The following table presents the Company's (income) loss from investments held in employee deferred compensation trusts (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Dividend income	$ (22,423)	$ (15,049)	$ (12,637)
Realized and unrealized (gains) losses	(71,656)	(72,971)	98,776
(Income) loss from investments held in employee deferred compensation trusts (which is completely offset by related costs and expenses)	$ (94,079)	$ (88,020)	$ 86,139

The following table presents the Company's increase (decrease) in employee deferred compensation costs and expense related to changes in the fair value of trust assets for its nonqualified employee deferred compensation plans (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Increase (decrease) in employee deferred compensation costs and expense related to changes in the fair value of trust assets	$ 94,079	$ 88,020	$ (86,139)

Comprehensive Income (Loss). Comprehensive income (loss) includes net income and certain other items that are recorded directly to stockholders' equity. The Company's only sources of other comprehensive income (loss) are foreign currency translation and foreign defined benefit plan adjustments.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents. This includes money market funds that meet the requirements to be treated as cash equivalents. However, money market funds held in investment trusts that are being used as investments to satisfy the Company's obligations under its employee deferred compensation plans are treated as investments and are included in employee deferred compensation trust assets on the Consolidated Statements of Financial Position.

Fair Value of Financial Instruments. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market to measure fair value, summarized as follows:

Level 1: observable inputs for identical assets or liabilities, such as quoted prices in active markets

Level 2: inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3: unobservable inputs in which there is little or no market data, which requires management's best estimates and assumptions that market participants would use in pricing the asset or liability

The carrying value of cash and cash equivalents, net accounts receivable, and accounts payable and accrued expenses approximates fair value because of their short-term nature. The Company holds mutual funds and money market funds to satisfy its obligations under its employee deferred compensation plans which are carried at fair value based on quoted market prices in active markets for identical assets (Level 1).

The following table summarizes the Company's financial instruments by significant category and fair value measurement on a recurring basis (in thousands):

| | | Fair Value Measurements Using | | |
	Balance at December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents				
Money market funds	$ 293,990	$ 293,990	—	—
Employee deferred compensation trust assets				
Money market funds	$ 125,112	$ 125,112	—	—
Mutual funds - bonds	38,705	38,705	—	—
Mutual funds - stocks	401,751	401,751	—	—
Mutual funds - blend	107,672	107,672	—	—
Total employee deferred compensation trust assets	$ 673,240	$ 673,240	—	—

| | | Fair Value Measurements Using | | |
	Balance at December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents				
Money market funds	$ 351,230	$ 351,230	—	—
Employee deferred compensation trust assets				
Money market funds	$ 124,710	$ 124,710	—	—
Mutual funds - bonds	35,373	35,373	—	—
Mutual funds - stocks	316,764	316,764	—	—
Mutual funds - blend	94,199	94,199	—	—
Total employee deferred compensation trust assets	$ 571,046	$ 571,046	—	—

Certain items, such as goodwill and other intangible assets, are recognized or disclosed at fair value on a non-recurring basis. The Company determines the fair value of these items using Level 3 inputs. There are inherent limitations when estimating the fair value of financial instruments, and the fair values reported are not necessarily indicative of the amounts that would be realized in current market transactions.

Allowance for Credit Losses. The Company is exposed to credit losses resulting from the inability of its customers to make required payments. The Company establishes an allowance for these potential credit losses based on its review of customers' credit profiles, historical loss statistics, prepayments, recoveries, age of customer receivable balances, current business conditions and macroeconomic trends. The Company considers risk characteristics of trade receivables based on asset type and geographical locations to evaluate trade receivables on a collective basis. The Company applies credit loss estimates to these pooled receivables to determine expected credit losses.

The following table sets forth the activity in the allowance for credit losses from December 31, 2022, through December 31, 2024 (in thousands):

	Allowance for Credit Losses
Balance as of December 31, 2022	$ 22,561
Charges to expense	8,752
Deductions	(6,486)
Other, including translation adjustments	362
Balance as of December 31, 2023	$ 25,189
Charges to expense	5,286
Deductions	(8,009)
Other, including translation adjustments	(505)
Balance as of December 31, 2024	$ 21,961

Property and Equipment.   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Term of lease

Internal-use Software.   The Company develops and implements software for internal use to enhance the performance and capabilities of the operating technology infrastructure. Direct costs incurred for the development of internal-use software are capitalized from the time when the completion of the internal-use software is considered probable until the software is ready for use. All other preliminary and planning stage costs are expensed as incurred. Cloud computing implementation costs incurred in hosting arrangements are capitalized and reported as a component of other current assets and other noncurrent assets, while all other capitalized internal-use software development costs are reported as a component of computer software within property and equipment on the Consolidated Statements of Financial Position. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software, ranging from two to five years.

Leases.   The Company determines if a contractual arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent operating lease liabilities on the Consolidated Statements of Financial Position. The Company does not currently have finance leases.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the possession date (generally, this is the commencement date) of the lease based on the present value of lease payments over the lease term. The lease payments included in the present value are fixed lease payments and fixed management fees. The operating lease ROU assets include any payments made before the commencement date and exclude lease incentives. As most of the Company's leases do not provide an implicit rate, the Company estimates its collateralized incremental borrowing rate, based on information available at the commencement date, in determining the present value of lease payments. The Company applies the portfolio approach in applying discount rates to its classes of leases. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any subleases. The Company does not currently have residual value guarantees or restrictive covenants in its leases. The Company has contracts with lease and non-lease components, which are accounted for on a combined basis.

Goodwill and Intangible Assets.   Goodwill and intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment assessment during the second quarter in each of the years ended December 31, 2024, 2023 and 2022, and determined that no adjustment to the carrying value of goodwill was required. There were no events or changes in circumstances during the six months ended December 31, 2024, that caused the Company to perform an interim impairment assessment.

Income Taxes.   The Company's operations are subject to U.S. federal, state, local and foreign income taxes. In establishing its deferred income tax assets and liabilities and its provision for income taxes, the Company makes judgments and interpretations based on the enacted tax laws that are applicable to its operations in various jurisdictions. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of its deferred tax assets is dependent on future taxable income and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $26.4 million and $25.8 million were recorded as of December 31, 2024, and 2023, respectively. The valuation allowances recorded related primarily to net operating losses in certain international operations. If such losses are ultimately utilized to offset future segment income, the Company will recognize a tax benefit up to the full amount of the valuation reserve.

The Organization of Economic Cooperation and Development ("OECD"), an international association of many countries, has introduced a framework to impose a 15% global minimum corporate tax, referred to as Pillar Two, effective for tax years beginning in 2024. Currently, there are no laws enacted incorporating Pillar Two in the U.S., however, certain countries in which the Company operates have adopted, or are in the process of adopting legislation to implement Pillar Two. The OECD continues to release additional guidance and countries are implementing legislation with widespread adoption of the Global Anti-Base Erosion ("GloBE") Model Rules for Pillar Two. The Company is continuing to evaluate the GloBE Model Rules for Pillar Two and related legislation; no material tax impacts are expected.

Workers' Compensation.   Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes the ongoing medical and indemnity costs for claims filed, which may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for incurred but not reported ("IBNR") claims and for the ongoing development of existing claims.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period include estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third-party actuarial valuations based upon historical loss statistics, which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Accrued Medical Expenses.   The Company offers several medical plans to its employees and retains the economic burden for the first $1.0 million per claimant per year in medical claims. Claims in excess of $1.0 million per year per claimant are insured. Medical expense includes the insurance premiums for claims in excess of $1.0 million, claims administration fees, prescription fees and reimbursements, and an estimate for the Company's liability for IBNR claims and for the ongoing development of existing claims. Medical expenses are presented as a component of selling, general and administrative expenses, or in the case of Protiviti, costs of services in the Consolidated Statements of Operations.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period include estimates. The Company has established reserves for medical claims using rates which are estimated using periodic third-party actuarial valuations based upon historical loss statistics which include the Company's historical claims data, and an estimate of future claim trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Foreign Currency Translation. The reporting currency of the Company and its subsidiaries is the U.S. dollar. The functional currency of the Company's international subsidiaries is their local currency. The results of operations of the Company's international subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's international subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive loss within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations and have not been material for all periods presented.

Stock-based Compensation. Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

The Company recognizes compensation expense equal to the grant-date fair value for all stock-based payment awards that are expected to vest. This expense is recorded on a straight-line basis over the requisite service period of the entire award. The Company determines the grant-date fair value of its restricted stock and stock unit awards using the fair market value of its stock on the grant date, unless the awards are subject to market conditions, in which case the Company utilizes an option-pricing model (i.e., Monte Carlo simulation model). The Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation fair value.

No stock appreciation rights have been granted under the Company's existing stock plans. The Company has not granted any options to purchase common stock since 2006.

Note B—New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Segment Reporting. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in the ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU is effective for public filers for fiscal periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024, however early adoption is permitted. The Company adopted the new guidance for the fiscal year ended December 31, 2024, resulting in additional disclosures to the Company's segment financial information footnote. The impact of the adoption was not material to the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Income Tax Disclosures. In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public filers must disclose annually (1) specific categories in the rate reconciliation, and (2) provide additional information for reconciling items that meet a quantitative threshold, if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income by the applicable statutory income tax rate. The new guidance is effective for public filers for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

Income Statement Disclosures. In November 2024, the FASB issued ASU 2024-03, Income Statement, Reporting Comprehensive Income, Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure of disaggregated information about specific categories underlying certain income statement expense line items in the notes to the financial statements. This guidance is effective for public filers for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

Note C—Revenue Recognition

The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service revenues, as presented on the Consolidated Statements of Operations, represent services rendered to customers less variable consideration, such as sales adjustments and allowances. Reimbursements, including those related to travel and out-of-pocket expenses, are also included in service revenues, and equivalent amounts of reimbursable expenses are included in costs of services.

Contract talent solutions revenues. Contract talent solutions revenues from contracts with customers are recognized in the amount to which the Company has a right to invoice when the services are rendered by the Company's engagement professionals. The substantial majority of engagement professionals placed on assignment by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security, and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

The Company records contract talent solutions revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by customers. Fees paid to time management or vendor management service providers selected by clients are recorded as a reduction of revenues, as the Company is not the primary obligor with respect to those services.

Permanent placement talent solutions revenues. Permanent placement talent solutions revenues from contracts with customers are primarily recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the financial impact of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. These amounts are established based primarily on historical data and are recorded as liabilities. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement talent solutions services are charged to employment candidates.

Protiviti revenues. Protiviti's consulting services are generally provided on a time-and-material basis, fixed-fee basis, or unit basis. Revenues earned under time-and-material arrangements and fixed-fee arrangements are recognized using a proportional performance method. Revenue is measured using cost incurred relative to total estimated cost for the engagement to measure progress towards satisfying the Company's performance obligations. Cost incurred represents work performed and thereby best depicts the transfer of control to the customer. Protiviti's consulting services generally contain one or more performance obligation(s) which are satisfied over a period of time. Revenues are recognized over time as the performance obligations are satisfied, because the services provided do not have any alternative use to the Company, and contracts generally include language giving the Company an enforceable right to payment for services provided to date. Unit-based revenues are recognized when the service has transferred to the customer. Revenue is recognized based on unit price multiplied by the number of units delivered and based on specific terms outlined in contracts.

The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred.

The following table presents the Company's revenues disaggregated by functional specialization and segments (in thousands):

| | Year Ended December 31, | | |
	2024	**2023**	**2022**
Contract talent solutions			
Finance and accounting	$ 2,454,119	$ 2,811,093	$ 3,185,183
Administration and customer support	741,468	816,409	1,042,634
Technology	634,062	710,156	857,261
Elimination of intersegment revenues (a)	(471,777)	(442,326)	(552,231)
Total contract talent solutions	3,357,872	3,895,332	4,532,847
Permanent placement talent solutions	487,204	567,486	725,155
Protiviti	1,950,761	1,929,699	1,980,140
Total service revenues	$ 5,795,837	$ 6,392,517	$ 7,238,142

(a) Service revenues for finance and accounting, administrative and customer support, and technology include intersegment revenues, which represent revenues from services provided to the Company's Protiviti segment in connection with the Company's blended business solutions. Intersegment revenues for each functional specialization are aggregated and then eliminated as a single line.

Payment terms in the Company's contracts vary by the type and location of the Company's customer and the services offered. The term between invoicing and when payment is due is not significant.

Contracts with multiple performance obligations are recognized as performance obligations are delivered, and contract value is allocated based on relative stand-alone selling values of the services and products in the arrangement. As of December 31, 2024, aggregate transaction price allocated to the performance obligations that were unsatisfied for contracts with an expected duration of greater than one year was $180.1 million. Of this amount, $169.7 million is expected to be recognized within the next 12 months. As of December 31, 2023, aggregate transaction price allocated to the performance obligations that were unsatisfied for contracts with an expected duration of greater than one year was $117.7 million.

Contract liabilities are recorded when cash payments are received or due in advance of performance and are reflected in accounts payable and accrued expenses on the Consolidated Statements of Financial Position. The following table sets forth the activity in contract liabilities from December 31, 2022, through December 31, 2024 (in thousands):

	Contract Liabilities
Balance as of December 31, 2022	$ 21,983
Payments in advance of satisfaction of performance obligations	47,719
Revenue recognized	(44,862)
Other, including translation adjustments	(266)
Balance as of December 31, 2023	$ 24,574
Payments in advance of satisfaction of performance obligations	44,138
Revenue recognized	(44,086)
Other, including translation adjustments	(621)
Balance as of December 31, 2024	$ 24,005

Note D—Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Prepaid expenses	$ 64,185	$ 67,999
Unamortized cloud computing implementation costs	28,417	31,049
Other	53,712	34,433
Other current assets	$ 146,314	$ 133,481

Note E—Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Computer hardware	$ 131,059	$ 150,165
Computer software	224,609	220,004
Furniture and equipment	96,288	99,547
Leasehold improvements	200,565	187,806
Property and equipment, cost	652,521	657,522
Accumulated depreciation	(532,957)	(548,713)
Property and equipment, net	$ 119,564	$ 108,809

Note F—Other Noncurrent Assets

Other noncurrent assets consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Unamortized cloud computing implementation costs	$ 10,517	$ 15,047
Other intangible assets, net	1,218	2,433
Other noncurrent assets	$ 11,735	$ 17,480

Note G—Leases

The Company has operating leases for corporate and field offices, and certain equipment. The Company's leases have remaining lease terms of less than one year to 11 years, some of which include options to extend the leases for up to seven years, and some of which include options to terminate the leases within one year. Operating lease expense was $82.5 million, $89.0 million and $89.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Supplemental cash flow information related to leases consisted of the following (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash paid for operating lease liabilities	$ 91,143	$ 94,633	$ 93,302
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 78,613	$ 91,762	$ 63,622

Supplemental balance sheet information related to leases consisted of the following:

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted average remaining lease term for operating leases	4.6 years	4.3 years	3.5 years
Weighted average discount rate for operating leases	3.9%	3.2%	2.2%

Future minimum lease payments under non-cancelable leases as of December 31, 2024, were as follows (in thousands):

2025	$ 73,577
2026	60,660
2027	41,957
2028	29,327
2029	20,127
Thereafter	33,814
Less: Imputed interest	(25,943)
Present value of operating lease liabilities (a)	$ 233,519

(a) Includes current portion of $64.6 million for operating leases.

As of December 31, 2024, the Company had additional future minimum lease obligations totaling $17.0 million under executed operating lease contracts that had not yet commenced. These operating leases include agreements for corporate and field office facilities with lease terms of one year to 11 years.

Note H—Goodwill

The following table sets forth the activity in goodwill from December 31, 2022, through December 31, 2024 (in thousands):

	Goodwill			
	Contract talent solutions	**Permanent placement talent solutions**	**Protiviti**	**Total**
Balance as of December 31, 2022	$ 134,118	$ 26,098	$ 77,594	$ 237,810
Foreign currency translation adjustments	169	33	(42)	160
Balance as of December 31, 2023	$ 134,287	$ 26,131	$ 77,552	$ 237,970
Foreign currency translation adjustments	(349)	(68)	(373)	(790)
Balance as of December 31, 2024	$ 133,938	$ 26,063	$ 77,179	$ 237,180

Note I—Accrued Payroll and Benefit Costs

Accrued payroll and benefit costs consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Payroll and benefits	$ 330,803	$ 367,830
Payroll taxes	29,513	31,439
Workers' compensation	12,469	14,664
Accrued payroll and benefit costs	$ 372,785	$ 413,933

Note J—Employee Deferred Compensation Plans

The Company provides various qualified defined contribution 401(k) plans covering eligible employees. The plans offer a savings feature with the Company matching employee contributions. Assets of this plan are held by an independent trustee for the sole benefit of participating employees.

Nonqualified plans are provided for employees on a discretionary basis, including those not eligible for the qualified plans. These plans include provisions for salary deferrals and discretionary contributions. The asset value of the nonqualified plans was $673.2 million and $571.0 million as of December 31, 2024, and December 31, 2023, respectively. The Company holds these assets to satisfy the Company's liabilities under its deferred compensation plans. The liability value for the nonqualified plans was $678.4 million and $572.9 million as of December 31, 2024, and December 31, 2023, respectively.

Contribution expenses for the Company's qualified and nonqualified defined contribution plans were $46.6 million, $42.4 million and $50.4 million for the years ended December 31, 2024, 2023, and 2022.

The Company has statutory defined contribution plans and defined benefit plans outside the United States of America., which are not material.

Note K—Income Taxes

The provision for income taxes for the years ended December 31, 2024, 2023, and 2022, consisted of the following (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ 76,083	$ 108,825	$ 137,483
State	28,090	38,365	47,032
Foreign	20,400	34,885	40,204
Deferred:			
Federal and state	(14,512)	(16,266)	13,542
Foreign	(3,988)	(372)	775
	$ 106,073	$ 165,437	$ 239,036

Income before the provision for income taxes for the years ended December 31, 2024, 2023, and 2022, consisted of the following (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
U.S.	$ 332,547	$ 485,291	$ 780,624
Foreign	25,124	91,292	116,331
	$ 357,671	$ 576,583	$ 896,955

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Federal U.S. income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	5.1	4.7	4.7
Permanent book/tax differences	0.7	0.4	0.3
Compensation book/tax differences	1.8	1.3	0.7
Non-U.S. income taxed at different rates, net of foreign tax credits	2.0	2.5	1.7
Federal tax credits	(1.0)	(0.8)	(1.0)
Tax impact of uncertain tax positions	(0.7)	(0.1)	0.1
Other, net	0.8	(0.3)	(0.9)
Effective tax rate	29.7%	28.7%	26.6%

The deferred portion of the tax provision (benefit) consisted of the following (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Accrued expenses, deducted for tax when paid	$ (23,871)	$ (23,456)	$ 41,953
Internal-use software and capitalized costs	(6,677)	(11,054)	(7,930)
Depreciation	(1,343)	(330)	4,608
Unrealized gains (losses) from investments held in employee deferred compensation trusts	16,578	19,139	(26,009)
Other, net	(3,187)	(937)	1,695
	$ (18,500)	$ (16,638)	$ 14,317

The components of the deferred income tax amounts at December 31, 2024, and 2023, were as follows (in thousands):

	December 31,	
	2024	**2023**
Deferred income tax assets		
Employee deferred compensation and other benefit obligations	$ 189,407	$ 162,803
Deferred revenues, foreign royalties and management fees	72	375
Credits and net operating loss carryforwards	31,337	28,137
Stock-based compensation	7,440	6,318
Allowance for credit losses	5,909	6,825
Workers' compensation	2,467	3,052
Operating lease liabilities	43,230	48,358
Other	17,010	17,698
Total deferred income tax assets	296,872	273,566
Deferred income tax liabilities		
Amortization of intangible assets	(20,816)	(20,162)
Property and equipment basis differences	(757)	(8,612)
Unrealized gains from investments held in employee deferred compensation trusts	(43,709)	(27,131)
Right-of-use assets	(35,213)	(38,837)
Other	(12,230)	(13,258)
Total deferred income tax liabilities	(112,725)	(108,000)
Valuation allowance	(26,417)	(25,772)
Total deferred income tax assets, net	$ 157,730	$ 139,794

Credits and net operating loss carryforwards include tax-effected net operating losses in foreign countries of $29.5 million that expire in 2025 and later, and foreign tax credits of $1.8 million that expire in 2029 and later. Valuation allowances of $24.6 million have been maintained against net operating loss carryforwards and other deferred items in foreign countries. In addition, a valuation allowance of $1.8 million has been maintained against the foreign tax credits.

As of December 31, 2024, the Company's consolidated financial statements provide for any related U.S. tax liability on earnings of international subsidiaries that may be repatriated.

The following table reconciles the total amounts of gross unrecognized tax benefits from January 1, 2022, through December 31, 2024 (in thousands):

	2024	**2023**	**2022**
Balance at beginning of period	$ 11,133	$ 12,260	$ 11,264
Gross increases—tax positions in prior years	1,085	27	1,528
Gross decreases—tax positions in prior years	0	0	(7)
Gross increases—tax positions in current year	902	769	1,533
Lapse of statute of limitations	(4,501)	(1,923)	(2,058)
Balance at end of period	$ 8,619	$ 11,133	$ 12,260

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $8.4 million, $11.1 million and $12.3 million for 2024, 2023, and 2022, respectively.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The total amount of interest and penalties accrued as of December 31, 2024, is $1.4 million, including a $0.3 million increase recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2023, was $1.0 million, including a $0.4 million increase recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2022, was $0.6 million, including a $0.2 million decrease recorded in income tax expense during the year.

The Company does not believe it is reasonably possible that the settlement of tax uncertainties will occur within the next 12 months.

The Company's major income tax jurisdictions are the U.S., Australia, Belgium, Brazil, Canada, Germany and the United Kingdom. For U.S. federal income tax, the Company remains subject to examination for 2021 and subsequent years. For major U.S. states, with few exceptions, the Company remains subject to examination for 2020 and subsequent years. Generally, for foreign countries, the Company remains subject to examination for 2017 and subsequent years. The Company is currently under audit by the Internal Revenue Service (IRS) for the fiscal year ended December 31, 2021; no material tax adjustments have been identified.

Note L—Commitments and Contingencies

On March 23, 2015, Plaintiff Jessica Gentry, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, San Francisco County, which was subsequently amended on October 23, 2015. The complaint alleges that a putative class of current and former employees of the Company working in California since March 13, 2010, were denied compensation for the time they spent interviewing "for temporary and permanent employment opportunities" as well as performing activities related to the interview process. Gentry seeks recovery on her own behalf and on behalf of the putative class in an unspecified amount for this allegedly unpaid compensation. Gentry also seeks recovery of an unspecified amount for the alleged failure of the Company to provide her and the putative class with accurate wage statements. Gentry also seeks an unspecified amount of other damages, attorneys' fees and statutory penalties, including penalties for allegedly not paying all wages due upon separation to former employees and statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by California's Labor Code Private Attorney General Act ("PAGA"). On January 4, 2016, the Court denied a motion by the Company to compel all of Gentry's claims, except the PAGA claim, to individual arbitration. On March 8, 2024, the Court issued an order certifying: (1) a class of California-based temporary employees who attended at least one uncompensated interview with a third-party client at any time since March 13, 2010; (2) a subclass of class members who held a prior temporary job assignment before interviewing for a subsequent assignment; and (3) a subclass of class members who are no longer employed by the Company (i.e., a "waiting time penalties" subclass). At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

On April 6, 2018, Plaintiff Shari Dorff, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, County of Los Angeles. In addition to certain claims individual to Plaintiff Dorff, the complaint alleges that salaried recruiters based in California have been misclassified as exempt employees and seeks an unspecified amount for: unpaid wages resulting from such alleged misclassification; alleged failure to provide a reasonable opportunity to take meal periods and rest breaks; alleged failure to pay wages on a timely basis both during employment and upon separation; alleged failure to comply with California requirements regarding wage statements and record-keeping; and alleged improper denial of expense reimbursement. Plaintiff Dorff also seeks an unspecified amount of other damages, attorneys' fees and penalties, including but not limited to statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by PAGA. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

The Company has an uncommitted letter of credit facility (the "facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $11.2 million and $14.3 million in debt support standby letters of credit as of December 31, 2024 and 2023, respectively, primarily to satisfy workers' compensation insurer's collateral requirements. There is a service fee of 1.1% to 1.2% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2025. The Company was in compliance with these covenants as of December 31, 2024. The Company intends to renew this facility prior to its August 31, 2025 expiration.

In May 2023, the Company entered into an amendment to extend the maturity of its $100 million unsecured revolving credit facility (the "Credit Agreement") to May 2026. Borrowings under the Credit Agreement will bear interest in accordance with the terms of the borrowing which will be calculated according to the Adjusted Term Secured Overnight Financing Rate ("SOFR"), or an alternative base rate, plus an applicable margin. The Credit Agreement is subject to certain financial covenants and the Company was in compliance with these covenants as of December 31, 2024. There were no borrowings under the Credit Agreement as of December 31, 2024 or December 31, 2023.

Note M—Stockholders' Equity

Stock Repurchase Program.   As of December 31, 2024, the Company is authorized to repurchase, from time to time, up to 7.3 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. The number and the cost of common stock shares repurchased during the years ended December 31, 2024, 2023, and 2022, are reflected in the following table (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Common stock repurchased (in shares)	3,507	3,047	3,319
Common stock repurchased	$ 248,437	$ 231,578	$ 280,130

Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. The number and the cost of employee stock plan repurchases made during the years ended December 31, 2024, 2023, and 2022, are reflected in the following table (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Repurchases related to employee stock plans (in shares)	297	331	362
Repurchases related to employee stock plans	$ 23,394	$ 25,868	$ 37,678

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2024, 2023, and 2022 (consisting of purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

Dividends.   The Company's Board of Directors may, at their discretion, declare and pay cash dividends upon the shares of the Company's stock, either out of the Company's retained earnings or additional paid-in capital. The dividends declared per share were $2.12, $1.92 and $1.72 during the years ended December 31, 2024, 2023, and 2022, respectively.

Repurchases of shares and issuances of dividends are applied first to the extent of retained earnings and any remaining amounts are applied to additional paid-in capital.

Note N—Stock Plans

Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest either on a straight-line basis over four years or on a cliff basis over three years. Shares offered under the plan are authorized but unissued shares.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares and have the right to vote all shares subject to such grant. Restricted stock grants contain forfeitable rights to dividends. Dividends for these grants are accrued on the dividend payment dates but are not paid until the shares vest, and dividends accrued for shares that ultimately do not vest are forfeited. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote and do not receive dividends with respect to such units.

During the year ended December 31, 2024, the Company granted performance shares to its executives in the form of restricted stock. The shares granted contain (1) a performance condition based on Return on Invested Capital ("ROIC"), and (2) a market condition based on Total Shareholder Return ("TSR"). The ROIC performance condition and the TSR market condition measure the Company's performance against a peer group. Shares will be delivered at the end of a three-year vesting, TSR and ROIC performance period based on the Company's actual performance compared to the peer group. The ROIC performance condition is calculated first and has a range of possible outcomes of zero percent (0%) to one-hundred fifty percent (150%). The TSR condition is considered a modifier of the ROIC performance condition. The range for the TSR condition is seventy-five percent (75%) to one-hundred twenty-five percent (125%). The result calculated by multiplying the ROIC percentage by the TSR percentage is used to calculate the actual number of shares earned. The fair value of this award was determined using a Monte Carlo simulation with the following weighted average assumptions: a historical volatility of 29.4%, a 0% dividend yield, and a risk-free interest rate of 4.5%. The historical volatility was based on the most recent 2.8-year period for the Company and the components of the peer group. The stock price movements have been modeled such that the dividends are incorporated in the returns of each company's stock, therefore the Monte Carlo simulation reflects a 0% dividend yield for each stock. The use of a 0% dividend yield is mathematically equivalent to including the dividends in the calculation of TSR. The risk-free interest rate is equal to the yield, as of the valuation date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance period.

Unrecognized compensation cost is expected to be recognized over the next four years. Total unrecognized compensation cost, net of estimated forfeitures, for restricted stock and stock units was $90.3 million, $93.7 million and $85.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table reflects activity under all stock plans from December 31, 2021, through December 31, 2024, and the weighted average exercise prices (in thousands, except per share amounts):

	Non-Executive Officer Time-Based Awards		Performance-Based Awards With Market Conditions	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares/ Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2021	951	$65.85	626	$75.41
Granted	410	$116.01	320	$96.20
Restrictions lapsed	(425)	$64.27	(442)	$74.01
Forfeited	(28)	$80.78	—	—
Outstanding, December 31, 2022	908	$88.74	504	$89.84
Granted	612	$79.98	357	$76.42
Restrictions lapsed	(389)	$77.98	(401)	$66.86
Forfeited	(32)	$86.85	—	—
Outstanding, December 31, 2023	1,099	$87.72	460	$99.47
Granted	533	$79.48	320	$86.03
Restrictions lapsed	(424)	$83.72	(305)	$88.77
Forfeited	(32)	$85.09	—	—
Outstanding, December 31, 2024	1,176	$85.50	475	$97.29

The total fair value of shares vested was $57.3 million, $62.3 million and $87.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

At December 31, 2024, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 2.5 million.

Note O—Net Income Per Share

The calculation of net income per share for the years ended December 31, 2024, 2023, and 2022, is reflected in the following table (in thousands, except per share amounts):

	Year Ended December 31,		
	2024	2023	2022
Net income	$ 251,598	$ 411,146	$ 657,919
Basic:			
Weighted average shares	102,661	105,530	108,214
Diluted:			
Weighted average shares	102,661	105,530	108,214
Dilutive effect of potential common shares	367	544	957
Diluted weighted average shares	103,028	106,074	109,171
Net income per share:			
Basic	$ 2.45	$ 3.90	$ 6.08
Diluted	$ 2.44	$ 3.88	$ 6.03

Potential common shares include the dilutive effect of unvested performance-based restricted stock, restricted stock which contains forfeitable rights to dividends, and stock units.

Note P—Business Segments

The Company has three reportable segments: contract talent solutions, permanent placement talent solutions and Protiviti. Operating segments are defined as components of the Company for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"), a position currently held by the Company's Chief Executive Officer, in deciding how to allocate resources and assess performance. The contract talent solutions reportable segment results from the aggregation of three operating segments with similar economic and qualitative characteristics: finance and accounting, administration and customer support and technology. The contract talent solutions and permanent placement talent solutions segments provide specialized engagement professionals and full-time personnel, respectively, for finance and accounting, technology, marketing and creative, legal, administrative and customer support roles. The Protiviti segment provides business and technology risk consulting and internal audit services.

The CODM uses segment income to evaluate performance and allocate resources to each segment. Segment income excludes interest income, intangible assets amortization expense, income taxes and the impacts of deferred compensation (income) expense. The CODM considers variances between actual results and expectations as well as historical trends for segment income when making decisions about allocating capital and personnel resources to each segment.

The accounting policies of the segments are set forth in Note A—"Summary of Significant Accounting Policies."

The following tables provide a reconciliation of service revenues and segment income by reportable segment to consolidated results (in thousands):

Contract Talent Solutions

	Year Ended December 31,		
	2024	2023	2022
Service revenues[1]	$ 3,357,872	$ 3,895,332	$ 4,532,847
Segment costs of services[2]	2,041,348	2,346,020	2,728,818
Compensation expenses[3]	884,121	934,024	973,341
Other[4]	301,885	322,473	338,407
Segment selling, general and administrative expenses	1,186,006	1,256,497	1,311,748
Segment income	$ 130,518	$ 292,815	$ 492,281

Permanent Placement Talent Solutions

	Year Ended December 31,		
	2024	2023	2022
Service revenues[1]	$ 487,204	$ 567,486	$ 725,155
Segment costs of services[2]	985	1,105	1,449
Compensation expenses[3]	359,205	405,747	506,006
Other[4]	80,962	85,630	90,078
Segment selling, general and administrative expenses	440,167	491,377	596,084
Segment income	$ 46,052	$ 75,004	$ 127,622

Protiviti

	Year Ended December 31,		
	2024	2023	2022
Service revenues[1]	$ 1,950,761	$ 1,929,699	$ 1,980,140
Segment costs of services[2]	1,487,511	1,454,127	1,427,675
Compensation expenses[3]	93,296	88,337	82,314
Other[4]	209,754	199,561	199,440
Segment selling, general and administrative expenses	303,050	287,898	281,754
Segment income	$ 160,200	$ 187,674	$ 270,711

Combined Segment

	Year Ended December 31,		
	2024	2023	2022
Service revenues[1]	$ 5,795,837	$ 6,392,517	$ 7,238,142
Costs of services[2]	3,529,844	3,801,252	4,157,942
Compensation expenses[3]	1,336,622	1,428,108	1,561,661
Other[4]	592,601	607,664	627,925
Selling, general and administrative expenses	1,929,223	2,035,772	2,189,586
Combined segment income	336,770	555,493	890,614
Amortization of intangible assets	1,217	2,883	1,667
Interest income, net	(22,118)	(23,973)	(8,008)
Income before income taxes	$ 357,671	$ 576,583	$ 896,955

(1) Service revenues presented above are shown net of eliminations of intersegment revenues. Intersegment revenues between the contract talent solutions segment and the Protiviti segment were $471.8 million, $442.3 million and $552.2 million for

the years ended December 31, 2024, 2023, and 2022, respectively. Service revenues related to the intersegment activity are reflected in the Protiviti segment.

(2) Segment costs of services consist of direct payroll, payroll taxes and benefit costs, as well as reimbursable expenses. Direct costs related to the intersegment activity are reflected in the Protiviti segment, including the costs of candidate payroll, fringe benefits and incremental recruiter compensation. For further information on costs of services, see Note A —"Summary of Significant Accounting Policies."

(3) Includes payroll and applicable taxes, employee incentive compensation and other employee costs not included in direct cost as noted above.

(4) Other selling, general and administrative expenses is comprised of advertising, as well as other allocated expenses including lease expense, depreciation, cloud computing service costs and overhead costs. These costs are allocated to the individual segments based on an internal allocation method.

The Company operates internationally, with operations in North America, South America, Europe, Asia, and Australia. Revenues have been attributed to geographic location based on the location of the legal entity generating revenues. The following table represents service revenues by geographic location (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Service revenues (a)			
U.S.	$4,519,506	$4,957,163	$5,712,330
International (b)	1,276,331	1,435,354	1,525,812
	$5,795,837	$6,392,517	$7,238,142

(a) No customer accounted for more than 10% of the Company's total service revenues in any year presented.

(b) No country represented more than 10% of revenues in any year presented.

Assets by reportable segment are not presented, as the Company does not allocate assets to its reportable segments, nor is such information used by the CODM for purposes of assessing performance or allocating resources.

The following table represents long-lived assets, net, which includes property, plant and equipment, net, right-of-use assets and noncurrent deferred income taxes, by geographic location (in thousands):

	December 31,	
	2024	**2023**
Long-lived assets, net		
U.S.	$ 375,936	$ 368,745
International	100,132	89,455
	$ 476,068	$ 458,200

The following table represents depreciation expense by segment (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Depreciation expense			
Contract talent solutions	$ 26,230	$ 25,803	$ 24,145
Permanent placement talent solutions	8,533	8,786	8,630
Protiviti	17,290	16,775	14,623
	$ 52,053	$ 51,364	$ 47,398

Note Q—Subsequent Events

On February, 12 2025, the Company announced the following:

Quarterly dividend per share	$0.59
Declaration date	February 12, 2025
Record date	February 25, 2025
Payment date	March 14, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Robert Half Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 15(a)(1) and the financial statement schedule listed in the index appearing under Item 15(a)(2), of Robert Half Inc. and its subsidiaries (the "Company") (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition –Protiviti revenue relating to time-and-material and fixed-fee arrangements

As described in Note C to the consolidated financial statements, the Company recorded service revenue related to Protiviti of $1.95 billion for the year ended December 31, 2024. The Protiviti consulting services are generally provided on a time-and-material basis, fixed-fee basis, or unit basis. Revenues earned under time-and-material and fixed-fee arrangements are recognized using a proportional performance method. Revenue is measured using cost incurred relative to the total estimated cost for the engagement to measure progress towards satisfying the Company's performance obligations. Protiviti's consulting services generally contain one or more performance obligations which are satisfied over a period of time.

The principal consideration for our determination that performing procedures relating to Protiviti revenue relating to time-and-material and fixed fee arrangements is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) testing the Protiviti revenue relating to time-and-material and fixed-fee arrangements recognized for a sample of revenue transactions by obtaining and inspecting the contracts, reporting related to actual costs incurred, and support related to expected costs incurred and (ii) on a sample basis, recomputing the revenue recognized based on the proportional performance method.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
February 13, 2025

We have served as the Company's auditor since 2002.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management, including the Company's President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting. There have been no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by Rule 13a-15 of the Securities Exchange Act of 1934 that occurred during the Company's fourth quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, using criteria established in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

None.

PART III

The information required by Items 10 through 14 of Part III is incorporated by reference from Item 1 of this report and from the Company's Proxy Statement, under the captions "*Directors,*" "*Beneficial Stock Ownership,*" "*Compensation Discussion and Analysis,*" "*Compensation Tables,*" "*Transactions with Related Persons,*" "*The Board and Committees,*" "*Auditor Matters,*" "*Insider Trading Policy,*" and "*Compensation,*" which Proxy Statement will be mailed to stockholders in connection with the registrant's annual meeting of stockholders, which is scheduled to be held in May 2025. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in Item 8 of this report:

2. Financial Statement Schedules

Schedules I, III, IV and V have been omitted as they are not applicable.

3. Exhibits

Exhibit No.	Exhibit
3.1	Restated Certificate of Incorporation of Robert Half Inc., incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K dated July 17, 2023.
3.2	Amended and Restated By-Laws of Robert Half Inc., incorporated by reference to Exhibit 3.2 to Registrant's Current Report on Form 10-Q dated May 2, 2024.
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
*10.1	Form of Power of Attorney and Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.
*10.2	Employment Agreement between the Registrant and Harold M. Messmer, Jr., incorporated by reference to (i) Exhibit 10.(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1985(P), (ii) Exhibit 10.2(b) to Registrant's Registration Statement on Form S-1 (No. 33-15171)(P), (iii) Exhibit 10.2(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987(P), (iv) Exhibit 10.2(d) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988(P), (v) Exhibit 28.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1990(P), (vi) Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991(P), (vii) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993(P), (viii) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, (ix) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, (x) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (xi) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (xii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (xiii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, (xiv) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (xv) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, (xvi) Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, (xvii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (xviii) Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 7, 2019, and (xix) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
*10.3	Amended and Restated Deferred Compensation Plan, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
*10.4	Amended and Restated Severance Agreement dated as of February 9, 2011, between Registrant and Paul F. Gentzkow, incorporated by reference to Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.5	Agreement dated as of July 31, 1995, between Registrant and Paul F. Gentzkow, incorporated by reference to Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.6	Form of Amended and Restated Severance Agreement, incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.7	Form of Indemnification Agreement for Directors of the Registrant, incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989(P).
*10.8	Form of Indemnification Agreement for Executive Officers of Registrant, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.9	Senior Executive Retirement Plan, as amended and restated, effective January 1, 2023, incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Exhibit No.	Exhibit
*10.10	Form of Part-Time Employment Agreement, as amended and restated, incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
*10.11	Annual Performance Bonus Plan, as amended and restated effective February 13, 2024.
*10.12	Summary of Outside Director Cash Remuneration, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.
*10.13	Stock Incentive Plan, as amended and restated, incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
*10.14	Stock Incentive Plan—Form of Restricted Share Agreement for Executive Officers effective through February 11, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.
*10.15	Stock Incentive Plan—Form of Stock Option Agreement for Executive Officers, incorporated by reference to Exhibit 99.4 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.16	Stock Incentive Plan—Form of Restricted Share Agreement for Outside Directors effective through October 28, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.
*10.17	Stock Incentive Plan—Form of Stock Option Agreement for Outside Directors, incorporated by reference to Exhibit 99.6 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.18	Stock Incentive Plan—Form of Restricted Share Agreement for Executive Officers effective through October 28, 2020, incorporated by reference to Exhibit 10.18 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.
*10.19	Stock Incentive Plan—Form of Restricted Share Agreement for Executive Officers effective October 29, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.
*10.20	Stock Incentive Plan—Form of Restricted Share Agreement for Independent Directors effective October 29, 2020, incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.
10.21	Credit Agreement, dated as of May 11, 2020, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated May 15, 2020.
10.22	Guaranty, dated May 11, 2020, by Protiviti Inc. in favor of JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated May 15, 2020.
10.23	Amendment No.1, dated May 6, 2021 to Credit Agreement Dated as of May 11, 2020, incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K dated May 11, 2021.
10.24	Amendment No. 2, dated May 11, 2023 to Credit Agreement Dated as of May 11, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K as of May 11, 2023.
10.25	Severance Agreement dated July 31, 2023 between Registrant and Michael C. Buckley incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.
10.26	Severance Agreement dated July 31, 2023 between Registrant and Joseph A. Tarantino incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.
10.27	Part-Time Agreement dated July 31, 2023 between Registrant and Joseph A. Tarantino incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.
10.28	Protiviti U.S. Executive Management Savings Plan, as amended and restated effective July 17, 2023

Exhibit No.	Exhibit
19.1	Policy on Compliance with Securities Laws
21.1	Subsidiaries of the Registrant
23.1	Independent Registered Public Accounting Firm's Consent.
31.1	Rule 13a-14(a) Certification of Chief Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Rule 1350 Certification of Chief Executive Officer.
32.2	Rule 1350 Certification of Chief Rule 1350 Certification of Chief Financial Officer.
97.1	Robert Half Inc. Clawback Policy, incorporated by reference to Exhibit 97.1 on Form 10-K for the fiscal year ended December 31, 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan.
(P) This Exhibit was originally filed in paper format. Accordingly, a hyperlink has not been provided.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ROBERT HALF INC.
(Registrant)


Date: February 13, 2025   By: /s/ MICHAEL C. BUCKLEY


Michael C. Buckley
Executive Vice President,
Chief Financial Officer
(Principal Financial Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 13, 2025   By: /s/ HAROLD M. MESSMER, JR.


Harold M. Messmer, Jr.
Chairman of the Board,
and a Director


Date: February 13, 2025   By: /s/ M. KEITH WADDELL


M. Keith Waddell

President
Chief Executive Officer and a Director
(Principal Executive Officer)


Date: February 13, 2025   By: /s/ JANA L. BARSTEN


Jana L. Barsten, Director


Date: February 13, 2025   By: /s/ JULIA L. CORONADO


Julia L. Coronado, Director


Date: February 13, 2025   By: /s/ DIRK A. KEMPTHORNE


Dirk A. Kempthorne, Director


Date: February 13, 2025   By: /s/ MARC H. MORIAL


Marc H. Morial, Director


Date: February 13, 2025   By: /s/ ROBERT J. PACE


Robert J. Pace, Director


Date: February 13, 2025   By: /s/ FREDERICK A. RICHMAN


Frederick A. Richman, Director


Date: February 13, 2025   By: /s/ MARNIE H. WILKING


Marnie H. Wilking, Director


Date: February 13, 2025   By: /s/ MICHAEL C. BUCKLEY


Michael C. Buckley
Executive Vice President, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)


Schedule II—Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Period	Charged to Expenses	Deductions	Translation Adjustments	Balance at End of Period
Year ended December 31, 2022					
Allowance for credit losses	$ 21,530	8,771	(7,091)	(649)	$ 22,561
Deferred tax valuation allowance	$ 24,198	2,033	(1,467)	(1,193)	$ 23,571
Year ended December 31, 2023					
Allowance for credit losses	$ 22,561	8,752	(6,486)	362	$ 25,189
Deferred tax valuation allowance	$ 23,571	6,816	(4,674)	59	$ 25,772
Year ended December 31, 2024					
Allowance for credit losses	$ 25,189	5,286	(8,009)	(505)	$ 21,961
Deferred tax valuation allowance	$ 25,772	3,177	(1,325)	(1,207)	$ 26,417

[This page intentionally left blank]

EXHIBIT 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Description of Capital Stock

As of December 31, 2024, Robert Half Inc., a Delaware corporation (the "Company"), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $.001 per share (the "Common Stock"). The following summary includes a brief description of the Common Stock, as well as certain related additional information. The summary is not complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws, as amended and restated (the "By-Laws"), which are filed as exhibits to this Annual Report on Form 10-K.

Authorized Shares

Pursuant to the Certificate of Incorporation, the total number of shares of stock that the Company has authority to issue is 265,000,000 shares, consisting of 260,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock").

The Company's Board of Directors is authorized to issue Preferred Stock in one or more series, with such voting powers, or without voting powers, and with such designations, preferences, rights, and qualifications, limitations or restrictions thereon as the Board of Directors may determine, and as are not stated and expressed in the Certificate of Incorporation, or any amendment thereto, which could affect the relative voting power or other rights of the holders of Common Stock.

Voting Rights

Each share of Common Stock entitles the holder to one vote on each matter voted on by stockholders. Under Section 5 of Article II of the Company's By-Laws, except where other provision is made by law, by the Certificate of Incorporation or by the By-Laws, all matters shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote on that matter. Except as provided in Section 5 of Article III of the Company's By-Laws or as otherwise required by law or by the Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if on the record date for such meeting or the advance notice date for nominations at such meeting, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. There is no cumulative voting.

Dividend Rights

The holders of shares of Common Stock shall be entitled to receive such dividends as may be declared by the Board of Directors.

Liquidation Rights

In the event of voluntary or involuntary liquidation of the Company, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders after all amounts to which the holders of shares of Preferred Stock are entitled have been paid or set aside in cash for payment.

Other Rights

The Company's Common Stock has no conversion rights, sinking fund provisions, redemption provisions or preemptive rights.

Stock Exchange Listing

The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "RHI."

Transfer Agent and Registrar

The transfer agent and registrar for the Company's Common Stock is Computershare Investor Services.

Potential Anti-Takeover Effects of the Preferred Stock

Certain provisions of the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation and the By-Laws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect. In other words, they could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

Certain Provisions of the Certificate of Incorporation and the By-Laws

Under the By-Laws, a special meeting of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer or by order of the Board of Directors.

The By-Laws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

Under the Certificate of Incorporation, the Board of Directors has the ability to authorize undesignated preferred stock which make it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Certain Provisions of Delaware Law

The Company is subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock and a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Company's Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the Company's Common Stock.

EXHIBIT 10.11

ROBERT HALF INC.

Annual Performance Bonus Plan

(As amended and restated effective February 13, 2024)

1.   <u>DEFINITIONS</u>. As used in this Plan, the following terms shall have the meanings set forth below:

<u>Adjustment Provisions</u> shall mean the terms and conditions applicable to the adjustment of a Target Bonus based on the performance results for the Performance Goals with respect to a Bonus Year.

<u>Administrator</u> means the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), or such other committee as may be appointed by the Compensation Committee with respect to an Eligible Executive who is not an Executive Officer.

<u>Annual Determination</u> means the Performance Goals, Adjustment Provisions and Target Bonuses determined annually by the Administrator for each Eligible Executive, as described in Section 4 of this Plan.

<u>Award Date</u> means the date that the Administrator makes its written certification of a Bonus pursuant to Section 5 or Section 6.

<u>Board</u> means the Board of Directors of the Company.

<u>Bonus</u> means a Preliminary Bonus, a Final Bonus, or both.

<u>Bonus Year</u> means the fiscal year with respect to which a Bonus is paid pursuant to the Plan.

<u>Clawback Policy</u> means the Robert Half Inc. Clawback Policy, as amended and restated as of July 31, 2023, as it may be amended from time to time.

<u>Company</u> means Robert Half Inc., a Delaware corporation.

<u>Eligible Executive</u> means (a) any executive officer of the Company within the meaning of Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended ("Executive Officer"), and (b) any other executive of the Company who has senior management functions and responsibilities. An Eligible Executive must be designated by the Administrator in order to be eligible to participate in the Plan.

<u>Final Bonus</u> means the Year-End Bonus less the Preliminary Bonus, but only if such number is greater than zero.

Performance Goal shall mean one or more of the following objective measurable performance factors, and any adjustments thereto, as determined by the Administrator with respect to a Bonus Year: (i) operating income; (ii) pre-tax or after-tax earnings; (iii) cash flow; (iv) sales or revenue; (v) expenses; (vi) gross or net profit margin; (vii) working capital; (viii) return on equity or assets; (ix) earnings per share; (x) stock price; (xi) price/earnings ratio; (xii) debt or debt-to-equity; (xiii) writeoffs; (xiv) cash; (xv) assets; (xvi) total shareholder return (xvii) liquidity, (xviii) individual goals based on job responsibilities as selected by the Administrator and /or (xix) similar business performance criteria selected by the Administrator, which may be determined (1) with respect to the Company and/or one or more of its operating units, (2) in comparison to one or more other companies or an index of other companies, (3) on a relative or absolute basis and/or (4) in comparison to different time periods. For avoidance of doubt, the Performance Goals selected by the Administrator for a given Bonus Year are not required to be identical for all Eligible Executives who are eligible to receive a Bonus for such Bonus Year.

Plan means this Annual Performance Bonus Plan.

Potential Preliminary Bonus means, with respect to each Eligible Executive, 70% of the Year-End Bonus that would be earned in accordance with the Annual Determination if results for the first three quarters of the Bonus Year were multiplied by 1.334, but in no event may such amount be in excess of the lesser of (a) $9,000,000 and (b) twice the Eligible Executive's Target Bonus.

Potential Year-End Bonus means, with respect to each Eligible Executive, the results obtained by applying the Adjustment Provisions to the Performance Goals, but in no event may such amount be in excess of the lesser of (a) $9,000,000 and (b) twice the Eligible Executive's Target Bonus.

Preliminary Bonus means, with respect to each Eligible Executive, that amount that the Administrator determines and certifies in accordance with Section 5 hereof, but in no event may such amount be in excess of the lesser of (a) $9,000,000 and (b) twice the Eligible Executive's Target Bonus.

Repayment Amount means that amount calculated in accordance with Section 7.3 hereof.

Section 409A Period means the short term deferral period specified in Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, or any successor provision ("Section 409A"), in order for payments to not constitute deferred compensation subject to taxation under Section 409A.

Target Bonus means that amount set forth, with respect to each Eligible Executive, in an Annual Determination assuming achievement of the Performance Goals at the "target" level as set forth in such Annual Determination.

Year-End Bonus means, with respect to each Eligible Executive, that amount that the Administrator determines and certifies in accordance with Section 6 hereof, but in no event may such amount be in excess of the lesser of (a) $9,000,000 and (b) twice the Eligible Executive's Target Bonus.

2.   PURPOSE. The purpose of the Plan is to attract, retain and motivate key senior management employees who are Eligible Executives by providing incentive compensation for the relevant Bonus Year, in accordance with the terms and conditions set forth herein.

3.   ADMINISTRATION. The Administrator is authorized to designate Eligible Executives, construe and interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all determinations and to take all actions necessary or advisable for the Plan's administration. Whenever the Plan (or in the case of an authorized committee that is not the Compensation Committee, within the scope of such committee's delegated authority) requires, authorizes or allows the Administrator to take any action, make any determination or decision, or form any opinion, then any such action, determination, decision or opinion by or of the Administrator shall be in the absolute discretion of the Administrator and shall be final and binding upon all persons in interest, including the Company and all Eligible Executives, so long as such action, determination, decision or opinion is not arbitrary and capricious.

4.   ANNUAL DETERMINATION. On an annual basis, the Administrator shall determine the following with respect to the Bonus Year:

(i) the Eligible Executives;

(ii) one or more Performance Goals for the Bonus Year, which need not be identical for all Eligible Executives for a given Bonus Year;

(iii)   the Adjustment Provisions for the Bonus Year for each Eligible Executive;

(iv) the Target Bonus for the Bonus Year for each Eligible Executive; and

(v) such other matters as are appropriate with respect to the Plan and the determination of the Bonus for each Eligible Executive (together, the "Annual Determination").

The Administrator with respect to any Eligible Executive who is an Executive Officer shall be the Compensation Committee.

5.   DETERMINATION OF PRELIMINARY BONUS. After the public release by the Company of its audited results for the third fiscal quarter of the Bonus Year, the Chief Financial Officer shall (a) calculate, with respect to each Eligible Executive, such Eligible Executive's Potential Preliminary Bonus, and (b) deliver these calculations to the Administrator. The Administrator shall, prior to the end of the Bonus Year, review the information submitted by the Chief Financial Officer and certify, in writing, each Eligible Executive's Preliminary Bonus, which, except as provided in the next sentence, shall be the Potential Preliminary Bonus. Notwithstanding the foregoing, the Administrator, in its sole discretion, may reduce the Preliminary Bonus of such Eligible Executive to such amount that is not less than 70% of the lesser of (a) the Eligible Executive's Target Bonus and (b) the Eligible Executive's Potential Preliminary Bonus, as the Administrator may determine.

6.   DETERMINATION OF YEAR-END BONUS. After the public release by the Company of its audited results for the Bonus Year, the Chief Financial Officer shall (a) calculate, with

respect to each Eligible Executive, the Potential Year-End Bonus and (b) deliver such calculations to the Administrator. The Administrator shall, within 90 days of the end of the Bonus Year, review the information submitted by the Chief Financial Officer and certify, in writing, each Eligible Executive's Year-End Bonus, which shall be the Potential Year-End Bonus; provided, however, that the Administrator may, in its sole discretion, reduce such Year-End Bonus to such amount that is not less than the lesser of (a) the Eligible Executive's Potential Year-End Bonus and (b) 70% of such Eligible Executive's Target Bonus, as the Administrator may determine.

7.   BONUS PAYMENTS. Each Eligible Executive shall be paid a Bonus in accordance with the following:

7.1.   Preliminary Bonus. The Company shall pay the Preliminary Bonus to each Eligible Executive after such Preliminary Bonus is certified by the Administrator within an administratively reasonable period of time following such certification, and in any event, within the Section 409A Period. Notwithstanding the foregoing, or anything appearing elsewhere herein, if an Eligible Executive is not employed by the Company on the date that Preliminary Bonuses are certified by the Administrator, then a pro-rated Preliminary Bonus shall be paid to such Eligible Executive, but only if (a) the termination of employment was by reason of the Eligible Executive's death, (b) as provided by any agreement or arrangement between the Company and an Eligible Executive,or (c) under such circumstances as the Administrator, in its sole discretion, may determine; otherwise, no Preliminary Bonus in any amount shall be paid to such Eligible Executive. Any payment of a Preliminary Bonus shall be conditioned on the Eligible Executive's obligation, if applicable, to satisfy the repayment obligation set forth in Section 7.3.

7.2.   Final Bonus. The Company shall pay the Final Bonus to each Eligible Executive after the Year-End Bonus is certified by the Administrator within an administratively reasonable period of time following such certification, and in any event, within the Section 409A Period. Notwithstanding the foregoing, or anything appearing elsewhere herein, if an Eligible Executive is not employed by the Company on the last day of the Bonus Year, then a pro-rated Final Bonus shall be paid to such Eligible Executive but only if (a) the termination of employment was by reason of the Eligible Executive's death, (b) as provided by any agreement or arrangement between the Company and an Eligible Executive, or (c) under such circumstances as the Administrator, in its sole discretion, may determine; otherwise, no Final Bonus in any amount shall be paid to such Eligible Executive.

7.3.   Repayment of Preliminary Bonus. If the Year-End Bonus for an Eligible Executive is less than such Eligible Executive's Preliminary Bonus, such Eligible Executive shall repay such difference (the "Repayment Amount") within fifteen (15) business days of notification thereof. To the extent the Repayment Amount is unpaid, the Company shall, consistent with applicable law, be entitled to deduct the Repayment Amount from any other amounts due by the Company to such Eligible Executive, and to pursue any and all other legal and equitable remedies to recover such Repayment Amount.

8.   EMPLOYMENT. The selection of an employee as an Eligible Executive shall not affect any right of the Company to terminate, with or without cause, with or without advance notice, and for any reason or no reason, such person's employment at any time.

9.   WITHHOLDING TAXES. The Company shall, to the extent permitted by law, have the right to deduct from a Bonus any federal, state or local taxes of any kind required by law to be withheld with respect to such Bonus.

10.   AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN. The Board or the Administrator may at any time amend, alter, suspend, or discontinue this Plan.

11.   INDEMNIFICATION OF ADMINISTRATOR. Indemnification of members of the group constituting the Administrator for actions with respect to the Plan shall be in accordance with the terms and conditions of separate indemnification agreements, if any, that have been or shall be entered into from time to time between the Company and any such person. In addition, each of the members of the group constituting the Administrator shall be indemnified by the Company to the fullest extent not prohibited under California law with respect to any and all actions, determinations, decisions or opinions made with respect to the Plan that satisfy the standard set forth in Section 3 above.

12.   APPLICATION OF CLAWBACK POLICY.   In the event that the Company issues a restatement of its financial results for a period falling within the "Recovery Period" (as that term is defined in the Clawback Policy) with respect to which a Bonus was determined after payment of such Bonus to an Eligible Executive subject to the Clawback Policy ("Clawback Executive"), which restatement decreases the level of achievement of one or more Performance Goals from the level(s) previously certified by the Administrator, then such Clawback Executive will be required to deliver to the Company, within an administratively reasonable period of time after such Clawback Executive's receipt of written notification from the Company, an amount in cash equal to the amount of the Bonus that would not have been paid to the Clawback Executive based on the restated financial results.

13.   UNFUNDED PLAN. The Plan is not funded. Any Bonus shall be paid from the general assets of the Company and paid in the form of cash. To the extent any person acquires a right to receive payments from the Company under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company. No trust, account or other separate fund or segregation of assets will be established for payments pursuant to the Plan.

14.   SECTION 409A. The Plan is intended to be exempt from Section 409A and shall be administered and interpreted accordingly. Notwithstanding any other provision of the Plan, if any provision of the Plan conflicts with the requirements of Section 409A, the requirements of Section 409A shall supersede any such provision. In no event will the Company be liable for any additional tax, interest or penalties that may be imposed on an Eligible Executive by Section 409A or any damages for failing to comply with Section 409A.

15.   HEADINGS. The headings used in this Plan are for convenience only, and shall not be used to construe the terms and conditions of the Plan.

16.   GOVERNING LAW. The Plan will be governed by and construed in accordance with the laws of the State of California, without regard to choice of law principles of California or other jurisdictions. Any action, suit, or proceeding relating to the Plan or any Bonus paid or

payable under the Plan shall be brought in the state or federal courts of competent jurisdiction in the State of California.


<u>END OF PLAN DOCUMENT</u>


EXHIBIT 10.28

Protiviti U.S. Executive Management Savings Plan
(As Amended and Restated Effective July 17, 2023)

Purpose

The purpose of this Plan is to provide specified benefits to a select group of management or highly compensated Employees (as defined below) who contribute materially to the continued growth, development and future business success of Protiviti Inc., a Delaware corporation, and its subsidiaries, if any, that participate in this Plan. This Plan shall be unfunded for tax purposes and for purposes of Title I of ERISA. This Plan is intended to comply with all applicable law, including Code Section 409A, and shall be operated and interpreted in accordance with this intention.

ARTICLE 1
Definitions

For purposes of this Plan, unless otherwise clearly apparent from the context, the following phrases or terms shall have the following indicated meanings:

1.1 "**Account Balance**" shall mean, with respect to a Participant, an entry on the records of the Employer equal to (i) the sum of all Company Contributions, plus (ii) amounts credited or debited to the Participant's account in accordance with this Plan, less (iii) all distributions made to the Participant or his or her Beneficiary pursuant to this Plan. The Account Balance shall be a bookkeeping entry only and shall be utilized solely as a device for the measurement and determination of the amounts to be paid to a Participant, or his or her designated Beneficiary, pursuant to this Plan.

1.2 "**Beneficiary**" shall mean one or more persons, trusts, estates or other entities, designated in accordance with Article 6, that are entitled to receive benefits under this Plan upon the death of a Participant.

1.3 "**Beneficiary Designation Form**" shall mean the form, which may be in electronic format, that a Participant completes to designate one or more Beneficiaries in accordance with such procedures established by the Company.

1.4 "**Claimant**" shall have the meaning set forth in Section 10.

1.5 "**Code**" shall mean the Internal Revenue Code of 1986, as it may be amended from time to time. The definition of "Code" shall also include related guidance, rules and regulations issued by the U.S. Department of the Treasury and Internal Revenue Service thereunder.

1.6 "**Committee**" shall mean the Robert Half Inc. Benefit Plan Committee, which has the authority to delegate any of its administrative responsibilities under this Plan to a subcommittee of the Committee, employees or third parties. For purposes of the Claims Procedures in Article 10, references to the Committee shall be references to the subcommittee of the Committee (if any) to which the fiduciary responsibility to hear and decide claims and appeals has been delegated.

1.7 "**Company**" shall mean Protiviti Inc., a Delaware corporation, and any successor to all or substantially all of the Company's assets or business.

EXHIBIT 10.28

1.8 "**Company Contribution**" shall mean an amount contributed by the Company in accordance with Section 3.1.

1.9 "**Disability**" shall mean complete and total disability, as determined by the Social Security Administration or the Company's Long Term Disability Plan.

1.10 "**Distribution Date**" shall mean the date that the distribution of all or a portion of a Participant's vested Account Balance becomes payable under the Plan. A Participant's Distribution Date shall be determined based on the event giving rise to the distribution as more fully described in Article 4.

1.11 "**Distribution Event**" shall have the meaning ascribed to it in Section 4.2(c) hereof.

1.12 "**Distribution Method**" shall mean a Lump Sum or the Installment Method, selected by the Participant in accordance with this Plan.

1.13 "**Election Form**" shall mean the form, which may be in electronic format, that a Participant completes in accordance with such procedures established by the Company to indicate the Participant's distribution election with respect to his or her Account Balance.

1.14 "**Eligible Employee**" shall mean an Employee who is either a Managing Director or in a classification of Employees designated by the Committee as eligible to participate in the Plan.

1.15 "**Employee**" shall mean a person who is actively employed by any Employer.

1.16 "**Employer(s)**" shall mean the Company and/or any of its United States subsidiaries (now in existence or hereafter formed or acquired) that have been selected by the Committee to participate in the Plan and have adopted the Plan as a participating Employer.

1.17 "**ERISA**" shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time. The definition of "ERISA" shall also include related guidance, rules and regulations issued by the U.S. Department of Labor thereunder.

1.18 "**ICP Deferred Compensation Contributions**" shall mean discretionary Company Contributions made to certain Eligible Employees, as determined by the Committee.

1.19 "**ICP Contribution Date**" shall mean the date that an ICP Deferred Compensation Contribution is contributed to the Plan, which date will occur after the end of any election period specified in the applicable Election Form.

1.20 "**Installment Method**" shall mean annual installment payments over a period of either five (5) or ten (10) years, selected by the Participant in accordance with this Plan. The amount of each installment shall be calculated by dividing the amount then subject to the installment payment by the number of installments then remaining to be made. The amount subject to installment payments that has not yet been paid shall continue to be credited/debited with additional amounts in accordance with Section 3.3. For purposes of this Plan, the right to receive benefit payments in installment payments shall be treated as the entitlement to a single payment.

1.21 "**Lump Sum**" means a single distribution that serves as complete payment.

EXHIBIT 10.28

1.22   "**Measurement Fund**" shall mean the measurement funds selected by the Committee for the purpose of crediting or debiting additional amounts to a Participant's Account Balance. As necessary, the Committee may, in its sole discretion, discontinue, substitute or add a Measurement Fund.

1.23   "**Participant**" shall mean any current or former Eligible Employee with an amount credited to his or her Account Balance.

1.24   "**Plan**" shall mean the Protiviti U.S. Executive Management Savings Plan, as amended and restated effective July 17, 2023, which shall be evidenced by this instrument, as it may be amended from time to time.

1.25   "**Plan Year**" shall mean the calendar year.

1.26   "**Retirement**" shall mean, with respect to a Participant, any voluntary termination of employment with the Company and its subsidiaries on or after the latest to occur of: (a) the Participant's 60th birthday, (b) the Participant's completion of at least 25 years of cumulative service to the Company, Arthur Andersen LLP, Deloitte Touche Tohmatsu, PricewaterhouseCoopers, KPMG International, Ernst & Young International, and/or any of their respective affiliates, or any other industry-related service acceptable to the Committee, and (c) five years after the date that the Participant was first employed by the Company.

1.27   "**Scheduled Distribution**" shall have the meaning ascribed to it in Section 4.2 hereof.

1.28   "**Specified Employee**" means a Participant designated by the Committee as a "specified employee" for purposes of Code Section 409A.

1.29   "**Termination of Employment**" shall mean the separation from service with all Employers and their affiliated companies, voluntarily or involuntarily, for any reason other than death, as determined in accordance with Code Section 409A.

1.30   A "**Vesting Determination Date**" shall mean a date designated by the Committee for the determination of Participants' vesting credit.

1.31   A "**Year of Service**" means each three hundred sixty-five (365) consecutive-day period of service to one or more Employers as an Eligible Employee, beginning on or after May 23, 2002.

ARTICLE 2
Selection, Enrollment, Eligibility

2.1   **Selection by Committee**. Participation in the Plan shall be limited to the Eligible Employees, which shall constitute a select group of management or highly compensated Employees. From that group, the Committee shall select, in its sole discretion, those individuals who may participate in the Plan and the extent to which each such individual may participate in the Plan, which may vary from Participant to Participant and from Plan Year to Plan Year.

2.2   **Enrollment and Eligibility Requirements; Commencement of Participation.** Each Eligible Employee who is selected to participate in the Plan shall commence participation in the Plan on the date that the Employee has met all enrollment requirements set forth in this Plan, together with such other enrollment requirements as may be established by the Company from time to

EXHIBIT 10.28

time, in its sole discretion, including completing all required documents within the specified time period(s). Each selected Employee who is eligible to participate in the Plan shall submit an Election Form to elect a form and timeframe for the distribution of such Employee's vested Account Balance as follows: (i) if eligible to participate in the Plan as of January 1, 2015, prior to January 1, 2015; (ii) if first eligible to participate in the Plan after January 1, 2015, within thirty (30) days of first becoming eligible to participate in the Plan; or (iii) by such other deadline as may be established by the Company, in its sole discretion, consistent with Code Section 409A. If an Employee fails to meet all requirements contained in this Section 2.2 within the period(s) required, that Employee shall be deemed to have elected the form and timeframe for a distribution as set forth in Section 4.2(b)(i) hereof.

ARTICLE 3
Company Contributions/Vesting/Crediting/Taxes

3.1 **Company Contributions**. For each Plan Year, the Company may make discretionary Company Contributions (including ICP Deferred Compensation Contributions) on behalf of selected Participants in accordance with this Section 3.1.

    (a) **Eligibility**. All Eligible Employees in "good standing," as determined by the Committee in its sole discretion, are eligible to receive discretionary Company Contributions, subject to Section 3.1(b) below, immediately after being selected to participate in the Plan pursuant to Section 2.2.

    (b) **Terms and Conditions**. The Committee, in its sole discretion, shall determine the timing and amount of any Company Contribution, together with all terms and conditions applicable thereto, including but not limited to vesting and default Distribution Events.

    (c) **Miscellaneous**. The amount (if any) of any Company Contribution credited to a Participant hereunder may be smaller or larger than the amount credited to any other Participant.

3.2 **Vesting**. A Participant's Account Balance shall be forfeitable upon such Participant's Termination of Employment for any reason, except to the extent such amounts become vested as described herein.

    (a) The percentage of a Participant's Account Balance (excluding any amount related to ICP Deferred Compensation Contributions, including earnings thereon) that is vested shall be based on the Participant's Years of Service as of the most recent Vesting Determination Date, as set forth in the following table:

EXHIBIT 10.28

Years of Service (defined in Section 1.31)	Vested Percentage of Company Contributions
< 10	0%
10 to < 13	40%
13 to < 16	60%
16 to < 20	80%
≥20	100%

(b) Each ICP Deferred Compensation Contribution will vest as to fifty percent (50%) of the amount thereof (including any earnings thereon) on the first anniversary of the ICP Contribution Date and the remaining fifty percent (50%) (including earnings) will vest on the second anniversary of the ICP Contribution Date.

(c) The determination as to the number of Years of Service completed by a Participant shall be made by the Committee in its sole discretion; provided that service prior to May 23, 2002 shall not be considered for this purpose.

(d) In the event of a Participant's death or Disability, such Participant shall become one hundred percent (100%) vested in his or her Account Balance, including amounts in the Account Balance related to ICP Deferred Compensation Contributions.

(e) In the sole discretion of the Committee, a Company Contribution may provide for accelerated vesting in the event of a Participant's Termination of Employment as a result of Retirement. Additionally, the Committee may, in its sole discretion, accelerate the vesting with respect to any Company Contribution upon a Participant's Termination of Employment.

3.3 **Crediting/Debiting of Account Balances**. In accordance with, and subject to, the rules and procedures that are established from time to time by the Company, amounts shall be credited or debited to a Participant's Account Balance in accordance with the following rules:

(a) **Election of Measurement Funds**. A Participant shall designate, in a manner determined by the Committee (which may include making an electronic election), one or more Measurement Fund(s) to be used to determine the amounts to be credited or debited to his or her Account Balance. If a Participant does not elect any of the Measurement Funds as described in the previous sentence, the Participant's Account Balance shall be allocated into the Measurement Fund(s), as determined by the Company, in its sole discretion. The Participant may (but is not required to) elect, in a manner determined by the Committee (which may include making an electronic election), to add or delete one or more Measurement Fund(s) to be used to determine the amounts to be credited or debited to his or her Account Balance, or to change the portion of his or her Account Balance allocated to each previously or newly elected Measurement Fund. If an election is made in accordance with the previous sentence, it shall apply as of the first business day deemed reasonably practicable by the Company, in its sole discretion, and shall continue thereafter for each subsequent day in which the Participant participates in the Plan, unless changed in accordance with the previous sentence. Notwithstanding the foregoing, the

EXHIBIT 10.28

Company, in its sole discretion, may impose limitations on the frequency with which one or more of the Measurement Funds elected in accordance with this Section may be added or deleted by such Participant; furthermore, the Company, in its sole discretion, may impose limitations on the frequency with which the Participant may change the portion of his or her Account Balance allocated to each previously or newly elected Measurement Fund.

(b) **Proportionate Allocation**. In making any election described in Section 3.3(a) above, the Participant shall specify, in increments of one percent (1%), the percentage of his or her Account Balance or Measurement Fund, as applicable, to be allocated/reallocated.

(c) **Crediting or Debiting Method**. The performance of each Measurement Fund (either positive or negative) will be determined on a daily basis based on the manner in which such Participant's Account Balance has been hypothetically allocated among the Measurement Funds by the Participant.

(d) **No Actual Investment**. Notwithstanding any other provision of this Plan that may be interpreted to the contrary, the Measurement Funds are to be used for measurement purposes only, and a Participant's election of any such Measurement Fund, the allocation of his or her Account Balance thereto, the calculation of additional amounts and the crediting or debiting of such amounts to a Participant's Account Balance shall not be considered or construed in any manner as an actual investment of his or her Account Balance in any such Measurement Fund. In the event that the *Company* in its own discretion decides to invest funds in any or all of the investments on which the Measurement Funds are based, no Participant shall have any rights in or to such investments themselves. Without limiting the foregoing, a Participant's Account Balance shall at all times be a bookkeeping entry only and shall not represent any investment made on his or her behalf by the Company; the Participant shall at all times remain an unsecured creditor of the Company.

3.4 **FICA and Other Taxes**.

(a) **Company Contributions**. For each Plan Year in which a portion of any Company Contribution credited to a Participant's Account Balance becomes vested, the Participant's Employer(s) shall withhold from the Participant's base salary and/or bonus amounts payable, in a manner determined by the Employer(s), the Participant's share of FICA, other employment taxes, and other required tax withholdings on such vested Company Contributions. If necessary, the Participant's Account Balance may be reduced to pay such taxes (and associated income tax withholdings) in accordance with Code Section 409A.

(b) **Distributions**. The Participant's Employer(s) shall withhold from any payments made to a Participant under this Plan all federal, state and local income and other taxes required to be withheld by the Employer(s) in connection with such payments, in amounts and in a manner to be determined in the sole discretion of the Employer(s).

(c) **Income Inclusion Under Code Section 409A**. In the event that any portion of a Participant's Account Balance is required to be included in income by the Participant prior to receipt of any distribution under this Plan resulting from a violation of the requirements of Code Section 409A, the Participant's Employer shall withhold from such

EXHIBIT 10.28

Participant all federal, state and local income, employment and other taxes required to be withheld by the Employer in connection with such income inclusion in amounts and in a manner determined in the sole discretion of the Employer.

ARTICLE 4
Distribution

4.1   **Distribution**. A Participant who incurs a Termination of Employment shall receive a distribution of his or her entire vested Account Balance, calculated and paid to the Participant in accordance with the provisions set forth in Section 4.2 below, or with such other procedures as may be established by the Company in accordance with Code Section 409A.

4.2   **Election and Payment of Distribution**.
   (a)   At the time a Participant initially enrolls in the Plan, the Participant may elect a Distribution Method and a Distribution Event that will, subject to an election pursuant to the next sentence, apply to all future Company Contributions. Additionally, a Participate may, prior to any specific Plan Year, make a separate election as to the Distribution Method and Distribution Event applicable to a Company Contribution for such Plan Year that overrides the initial election made pursuant to the preceding sentence, which will apply solely with respect to such Plan Year. If a Participant does not make any election with respect to the payment of a distribution, then such Participant shall be deemed to have elected to the Distribution Method described in subsection 4.2(b)(i) and the Distribution Event described in subsection 4.2(c)(i).

   (b)   Except as otherwise determined by the Committee, a Participant making an election described in Section 4.2(a) may choose from the following Distribution Methods:
      (i)   A Lump Sum payable following the Participant's Distribution Event; or
      (ii)   The Installment Method, commencing upon the Participant's Distribution Event, with the first installment payable following the Distribution Event and each subsequent installment payable following each anniversary thereof.

   (c)   Except as otherwise determined by the Committee, a Participant making an election described in Section 4.2(a) may choose from the following events (each, a "***Distribution Event***"):

      (i)   The Participant's Termination of Employment;
      (ii)   The First Anniversary of the Participant's Termination of Employment; or
      (iii)   The Fifth Anniversary of the Participant's Termination of Employment.
   (d)   Subject to Section 4.1, a Participant can make an election in accordance with rules established by the Committee to have a portion of his or her Account Balance attributable to ICP Deferred Compensation Contributions, including earnings thereon, distributed in a Lump Sum on a fixed date prior to Termination of Employment (a "***Scheduled Distribution***"), as specified in any applicable Election Form, but only to the extent that the Participant's rights to such amounts have vested in full on or before the Scheduled

EXHIBIT 10.28

Distribution Date. The Participant may alternatively designate that such ICP Deferred Company Contributions be paid upon the dates the Participant's rights to such amounts become vested pursuant to the terms of this Plan or he or she may make distribution elections as provided in subsections (a) through (c) above, including the default result in the absence of any election.

(e)   Notwithstanding anything to the contrary in this Agreement, if a Participant's Distribution Event is the Participant's Termination of Employment and such Participant is a Specified Employee at the time of the Termination of Employment, then the Distribution Date for such Participant shall be delayed. In such case, payment will be made as soon as administratively practicable after the date six (6) months and one (1) day following the date of the Participant's Termination of Employment. If the Participant dies following Participant's Termination of Employment, but prior to the six (6) month anniversary of the Participant's Termination of Employment, then the Participant's benefit shall be paid in accordance with Section 5.1 below.

4.3   **Postponing Distributions**. A Participant may elect to postpone a Distribution Event or Scheduled Distribution elected hereunder, and have the applicable amount paid out on an allowable alternative Distribution Event (or, solely with respect to ICP Deferred Compensation Contributions, Scheduled Distribution) designated by the Participant in accordance with this Section 4.3. In order to postpone a Distribution Event or Scheduled Distribution, the Participant must make an election in a manner determined by the Committee (which may include making an electronic election) in accordance with the following criteria:

(a)   Such election must be submitted at least twelve (12) months prior to the Participant's previously designated Distribution Event or Scheduled Distribution;

(b)   The new Distribution Event or Scheduled Distribution selected by the Participant must occur five (5) years after the previously designated Distribution Event or Scheduled Distribution; and

(c)   The election of a new Distribution Event or Scheduled Distribution shall have no effect until at least twelve (12) months after the date on which the election is made.

ARTICLE 5
Death Benefit

5.1   **Death Benefit**. In the event of a Participant's death, The Participant's Beneficiary(ies) shall receive a distribution equal to the Participant's entire Account Balance, calculated on or about the fifth day of the month after the Company receives notice of Participant's death, which will be paid to the Participant's Beneficiary(ies) in a Lump Sum as soon as administratively practicable thereafter.

ARTICLE 6
Beneficiary Designation

6.1   **Beneficiary**. Each Participant shall have the right, at any time, to designate his or her Beneficiary(ies) (both primary as well as contingent) to receive any benefits payable under the

EXHIBIT 10.28

Plan to a beneficiary upon the death of a Participant under such rules as shall be established by the Company. The Beneficiary designated under this Plan may be the same as or different from the Beneficiary designation under any other plan of an Employer in which the Participant participates.

6.2   **Beneficiary Designation; Change; Spousal Consent**. A Participant shall designate his or her Beneficiary by completing the Beneficiary Designation Form, and returning it to the Company or its designated agent in accordance with such rules and procedures established by the Company. A Participant shall have the right to change a Beneficiary by completing and otherwise complying with the terms of the Beneficiary Designation Form and the Company's rules and procedures, as in effect from time to time. If the Participant names someone other than his or her spouse or domestic partner as a Beneficiary, the Company may, in its sole discretion, determine that spousal consent is required to be provided in a form designated by the Company, executed by such Participant's spouse or domestic partner and returned to the Company or its designated agent. Upon the proper completion of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be canceled and the Company shall be entitled to rely on the last Beneficiary Designation Form received from the Participant in accordance with the applicable rules and procedures adopted with respect to the filing of such forms prior to his or her death.

6.3   **Acknowledgment**. No designation or change in designation of a Beneficiary shall be effective until completed and submitted in accordance with the rules and procedures established by the Company for this purpose.

6.4   **No Beneficiary Designation**. If a Participant fails to designate a Beneficiary as provided in Sections 6.1 and 6.2 above or, if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant's benefits, then the Participant's designated Beneficiary shall be deemed to be his or her surviving spouse or domestic partner. If the Participant has no surviving spouse or domestic partner, the benefits remaining under the Plan to be paid to a Beneficiary shall be payable to the executor or personal representative of the Participant's estate.

6.5   **Doubt as to Beneficiary**. If there is any doubt as to the proper Beneficiary to receive payments pursuant to this Plan, the Committee shall have the right, exercisable in its discretion, to cause the Participant's Employer to withhold such payments until this matter is resolved to the Committee's satisfaction.

6.6   **Discharge of Obligations**. The payment of benefits under the Plan to a Beneficiary shall fully and completely discharge all Employers and the Company from all further obligations under this Plan with respect to the Participant.

ARTICLE 7
Termination of Plan, Amendment or Modification

7.1   **Termination of Plan**. Although each Employer anticipates that it will continue the Plan for an indefinite period of time, there is no guarantee that any Employer will continue the Plan or will not terminate its participation in the Plan at any time in the future. Accordingly, each Employer reserves the right to terminate its participation in the Plan. In addition, the Committee retains the right to terminate the Plan at any time. In the event of the termination of an Employer's

EXHIBIT 10.28

participation in the Plan (or the Committee's termination of the Plan as a whole), the termination shall occur in a manner consistent with the requirements of Code Section 409A.

7.2   **Amendment**. The Committee may, at any time, suspend, amend or modify the Plan in whole or in part.

7.3   **Effect of Payment**. The full payment of the Participant's vested Account Balance under the Plan shall fully and completely discharge all Employers and the Company from all further obligations under this Plan with respect to the Participant and his or her Beneficiaries.

ARTICLE 8
Administration

8.1   **Duties**. The Committee shall have the discretion and authority to (i) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan, and (ii) decide or resolve any and all questions, including benefit entitlement determinations and interpretations of this Plan, as may arise in connection with the Plan. When making a determination or calculation, the Committee shall be entitled to rely on information furnished by a Participant or the Company. The Committee may delegate some or all of its powers and authority under this Plan.

8.2   **Agents**. In the administration of this Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit (including acting through a duly appointed representative) and may from time to time consult with counsel.

8.3   **Binding Effect of Decisions**. The decision or action of the Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

8.4   **Indemnity of Committee**. To the maximum extent permitted by applicable law, each member of the Committee and its delegees, shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan, and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

8.5   **Employer Information**. To enable the Committee to perform its functions, the Company and each Employer shall supply full and timely information on all matters relating to the Plan, the Participants and their Beneficiaries, the Account Balances of the Participants, the compensation of its Participants, the date and circumstances of the Disability, death or Termination of

EXHIBIT 10.28

Employment of its Participants, and such other pertinent information as may be reasonably required.

ARTICLE 9
Other Benefits and Agreements

9.1   **Coordination with Other Benefits**. The benefits provided for a Participant and Participant's Beneficiary under the Plan are in addition to any other benefits available to such Participant under any other plan or program for employees of the Participant's Employer. The Plan shall supplement and shall not supersede, modify or amend any other such plan or program except as may otherwise be expressly provided.

ARTICLE 10
Claims Procedures

10.1   **Presentation of Claim**. Any Participant or Beneficiary of a deceased Participant (such Participant or Beneficiary being referred to below as a "*Claimant*") may deliver to the Committee a written claim for a determination with respect to the amounts distributable to such Claimant from the Plan and such claim must state with particularity the determination desired by the Claimant. It is the responsibility of the Claimant to make sure this requirement is met.

10.2   **Notification of Committee's Initial Decision**. The Committee shall consider a Claimant's claim within a reasonable time, but no later than ninety (90) days after receiving the claim. If the Committee determines that special circumstances require an extension of time to process the claim, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial ninety-day period. In no event shall such extension exceed a period of ninety (90) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render its decision. The Committee shall notify the Claimant in writing:

(a)   that the Claimant's requested determination has been made, and that the claim has been allowed in full; or

(b)   that the Committee has reached a conclusion contrary, in whole or in part, to the Claimant's requested determination, and such notice must set forth in a manner calculated to be understood by the Claimant:

   (i)   the specific reason(s) for the denial of the claim, or any part of it;
   (ii)   specific reference(s) to pertinent provisions of the Plan upon which such denial was based;
   (iii) a description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary;
   (iv)   an explanation of the claim review procedures and applicable time limits applicable to such procedures; and

EXHIBIT 10.28

        (v)   a statement of the Claimant's right to bring a civil action under ERISA Section 502(a) following the exhaustion of the claim review procedures.

10.3   **Right to Request Review of a Denied Claim**. On or before sixty (60) days after receiving a notice from the Committee that a claim has been denied, in whole or in part, a Claimant (or the Claimant's duly authorized representative) may file an appeal with the Committee. If a written appeal is not made within such sixty-day period, the Claimant will forfeit his or her right to appeal. The Claimant may:

(a)   upon request and free of charge, have reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claim for benefits;

(b)   submit written comments or other documents; and/or

(c)   request a hearing, which the Committee, in its sole discretion, may grant.

10.4   **Decision on Appeal**. The Committee shall render its decision on appeal promptly, and no later than sixty (60) days after the Committee receives the Claimant's written request for an appeal. If the Committee determines that special circumstances require an extension of time for processing the appeal, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial sixty-day period. In no event shall such extension exceed a period of sixty (60) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render its decision. In rendering its decision, the Committee shall consider all comments, documents, records and other information submitted by the Claimant relating to the appeal, without regard to whether such information was submitted or considered in the initial claim denial.

The decision on appeal must be written in a manner calculated to be understood by the Claimant, and it must contain:

(a)   specific reasons for the decision;

(b)   specific reference(s) to the pertinent Plan provisions upon which the decision was based;

(c)   a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records and other information relied on by the Committee to decide the appeal; and

(d)   a statement of the Claimant's right to bring a civil action under ERISA Section 502(a).

10.5   **Legal Action**. A Claimant's compliance with the foregoing provisions of this Article 10 and exhaustion of the claim procedures herein is a mandatory prerequisite to a Claimant's right to commence any legal action with respect to any claim for benefits under this Plan. Unless specifically provided otherwise pursuant to applicable law, any legal action with respect to any claim for benefits under this Plan must be brought within one year after the date of the Committee's final decision.

EXHIBIT 10.28

ARTICLE 11
Miscellaneous

11.1 **Status of Plan**. The Plan is intended to be a plan that is not qualified within the meaning of Code Section 401(a) and that "is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees" within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1). The Plan shall be administered and interpreted (i) in a manner consistent with that intent, and (ii) in accordance with Code Section 409A.

11.2 **Calculations**. If a calculation date set forth herein is not a business day, the first business day immediately preceding the calculation date shall be used to determine the value for the calculation date.

11.3 **Unsecured General Creditor**. Participants and their Beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of an Employer. For purposes of the payment of benefits under this Plan, any and all of an Employer's assets shall be, and remain, the general, unpledged unrestricted assets of the Employer. An Employer's obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money in the future.

11.4 **Employer's Liability**. An Employer's liability for the payment of benefits shall be defined only by the Plan. An Employer shall have no obligation to a Participant under the Plan except as expressly provided in the Plan.

11.5 **Nonassignability**. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure, attachment, garnishment or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, be transferable by operation of law in the event of a Participant's or any other person's bankruptcy or insolvency or be transferable to a spouse or domestic partner as a result of a property settlement or otherwise. Notwithstanding anything in this Plan to the contrary, the Company may establish procedures for the payment of all or a portion of a Participant's Account Balance pursuant to a domestic relations order which would otherwise qualify a "qualified domestic relations order" under Code Section 414(p) if this Plan were qualified under Code Section 401(a).

11.6 **Not a Contract of Employment**. The terms and conditions of this Plan shall not be deemed to constitute a contract of employment between any Employer and the Participant. Such employment is hereby acknowledged to be "at-will", meaning that it is not for any specified period of time and can be terminated by the Participant or his or her Employer at any time, with or without advance notice, and for any or no particular reason or cause. Nothing in this Plan shall be deemed to give a Participant the right to be retained in the service of any Employer or to interfere with the right of any Employer to discipline or discharge the Participant at any time.

11.7 **Furnishing Information**. A Participant or his or her Beneficiary will cooperate with the Company, Employer and/or Committee (as applicable) by furnishing any and all information

EXHIBIT 10.28

requested, and take such other actions as may be requested, in order to facilitate the administration of the Plan and the payments of benefits hereunder.

11.8 **Terms**. Whenever any words are used herein in the masculine, they shall be construed as though they were in the feminine in all cases where they would so apply; and whenever any words are used herein in the singular or in the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases where they would so apply.

11.9 **Captions**. The captions of the articles, sections and paragraphs of this Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

11.10 **Governing Law**. Subject to ERISA, the provisions of this Plan shall be construed and interpreted according to the internal laws of the State of California without regard to its conflicts of laws principles.

11.11 **Notice**. Any notice or filing required or permitted under this Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail or overnight delivery service, to the addresses below:

> Protiviti Inc.
> Attn: Protiviti U.S. Executive Management Savings
> Plan Plan Administrator
> 2613 Camino Ramon
> San Ramon, CA 94583
>
> Protiviti Inc.
> Attn: Office of General
> Counsel 2884 Sand Hill Rd Ste
> 200 Menlo Park, CA 94025

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, or overnight delivery service as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to a Participant under this Plan shall be sufficient if in writing and hand-delivered, or sent by mail or overnight delivery service, to the last known address of the Participant.

11.12 **Successors**. The provisions of this Plan shall bind and inure to the benefit of the Participant's Employer and its successors and assigns and the Participant and the Participant's designated Beneficiaries.

11.13 **Validity**. In case any provision of this Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

11.14 **Incompetent**. If the Company determines in its discretion that a benefit under this Plan is to be paid to a minor, a person declared incompetent or to a person incapable of handling the disposition of that person's property, the Committee may direct payment of such benefit to the guardian, legal representative or person having the care and custody of such minor, incompetent

EXHIBIT 10.28

or incapable person. The Company may require proof of minority, incompetence, incapacity or guardianship, as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Participant and the Participant's Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Plan for such payment amount.

11.15 **Court Order**. The Company is authorized to comply with any court order in any action in which the Plan or the Company has been named as a party, including any action involving a determination of the rights or interests in a Participant's benefits under the Plan as set forth in such procedures as the Company may establish pursuant to Section 11.5. Notwithstanding the foregoing, the Company shall interpret this provision in a manner that is consistent with Code Section 409A and other applicable tax law.

11.16 **Distribution in the Event of Income Inclusion under Code Section 409A**. If any portion of a Participant's Account Balance under this Plan is required to be included in income by the Participant prior to receipt due to a violation of the requirements of Code Section 409A, the Participant may petition the Company, as applicable, for a distribution of that portion of his or her Account Balance that is required to be included in his or her income. Upon the grant of such a petition, which grant shall not be unreasonably withheld, the Participant's Employer shall distribute to the Participant immediately available funds in an amount equal to the portion of his or her Account Balance required to be included in income as a result of the failure of the Plan to meet the requirements of Code Section 409A, which amount shall not exceed the Participant's unpaid vested Account Balance under the Plan. Such a distribution shall affect and reduce the Participant's benefits to be paid under this Plan.

EXHIBIT 19.1

As Amended and Restated October 30, 2023

ROBERT HALF INC.

POLICY ON
COMPLIANCE WITH SECURITIES LAWS

The purchase or sale of securities while aware of material nonpublic information regarding the Company, and the disclosure of material nonpublic information to others who then trade in the Company's securities, are prohibited by the federal securities laws.

The Company's Board of Directors has adopted this Policy both to satisfy the Company's obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws.

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company. We have all worked hard over the years to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged.

The Consequences

Insider trading violations are pursued vigorously by the Securities and Exchange Commission and the United States Department of Justice and are punished severely. While the regulatory authorities concentrate their efforts on the individuals who engage in insider trading, or who tip inside information to others, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by Company personnel.

The consequences of an insider trading violation can be severe:

Company personnel who trade on inside information, or who provide insider information to others, are potentially subject to the following penalties:

- a civil penalty of up to three times the profit gained or loss avoided;

- a criminal fine of up to $5,000,000, no matter how small the profit; and

- a jail term of up to twenty years.

An employee who tips information to a person who then trades is subject to the same penalties as the tippee, even if the employee did not trade and did not profit from the tippee's trading.

EXHIBIT 19.1

The Company and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, are subject to the following penalties:

- a civil penalty of up to $2,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee's violation; and

- a criminal penalty of up to $25,000,000 dollars.

An employee's failure to comply with the Company's insider trading policy may also subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Any violation of law, or even an SEC investigation that does not result in prosecution, can tarnish an employee's reputation and irreparably damage his or her career.

Policy

It is the Company's policy that no director, officer, employee, contractor, or consultant of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities:

- "trade" securities of the Company, other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1(c), or engage in any other action to take personal advantage of that information; or

- pass that information on to others outside the Company, including family and friends, or make investment recommendations to any person on the basis of such information.

For the purposes of this Policy, the term "trade" or "trading" means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including market option exercises, sales of stock acquired upon the exercise of options, trades made under an employee benefit plan such as a 401(k) plan, and gifts.

For the avoidance of doubt, transactions in publicly-traded mutual funds that are invested in Company securities are not transactions subject to this Policy.

Company Transactions. The Company is committed to observing all applicable laws and regulations. It is the Company's policy to have the General Counsel (or his or her designee) in consultation with the Chief Financial Officer assesses any potential transactions involving Company securities in which the Company may engage so that such transactions will comply with all applicable securities laws and regulations, including, without limitation, those relating to the offering or repurchase of Company securities.

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell the Company's securities. Any information that could be expected to affect the price of the Company's securities, whether it ispositive or negative, should be considered material.

EXHIBIT 19.1

Some examples of information that ordinarily would be regarded as material are:

- projections of future earnings or losses, or other earnings guidance;

- changes to, or reaffirmations of, previously announced projections or earnings guidance or the decision to suspend earnings guidance;

- earnings that are inconsistent with the consensus expectations of the investment community;

- consolidated financial results, such as revenue or earnings;

- a pending or proposed merger, acquisition, strategic transaction, or tender offer;

- a pending or proposed acquisition or disposition of a significant asset;

- a change in dividend policy, the declaration of a stock split, or an offering ofadditional securities;

- new or changed plans with respect to the repurchase of Company securities or a large accelerated repurchase of Company securities;

- a change in executive management;

- development of a significant new product or process;

- significant cybersecurity risk or incidents concerning the Company or its confidential data;

- significant pending or threatened regulatory investigation or action, or the resolution of such investigation or action;

- bank borrowings other than financing transactions in the ordinary course;

- impending bankruptcy or the existence of severe liquidity problems; and

- the gain or loss of a significant customer or supplier.

When Information is Considered Public. If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace – such as by press release or an SEC filing – and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information is not considered fully absorbed by the marketplace until after one complete trading day has occurred since the information was released in a manner designed to reach investors generally. If, for example, the Company releases earnings after the close of trading on Monday, you should not trade in the Company's securities until Wednesday.

Information that is only available only to the Company's employees, contractors, or consultant employees, only available to a select group of analysts, brokers and institutional investors, or only available through private social media accounts should not be considered

EXHIBIT 19.1

public information. In addition, undisclosed information that is the subject of rumors, even widely circulated rumors in the media, should be treated as nonpublic information.

Transactions by Family Members and Other Persons. The Company's insider trading policy also applies to your family members who reside with you, anyone else who lives in your household, any family members or other individuals who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents, children, or friends who consult with you before they trade in Company securities, and any trusts, companies, or other entities that you or such other individuals control. You are responsible for the transactions of these other individuals and entities and therefore should make them aware of the need to confer with you before they trade in the Company's securities.

No Exception for Emergencies. Transactions that may be necessary or justifiable for independent reasons – such as the need to raise money for an emergency expenditure – are not excepted from the Company's policy. The securities laws do not recognize these types of mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Information Regarding Other Companies. It is the Company's policy that no director, officer or employee of the Company who, in the course of working for the Company, learns of material nonpublic information about another firm with which the Company does business, including a customer or supplier of the Company, or another firm involved in a potential transaction or business with the Company, may trade in that firm's securities, or pass such information on to others for the purpose of trading or giving investment advice, until the information becomes public or is no longer material.

Fair Disclosure of Information to Others. Regulation FD (Fair Disclosure) is a Securities and Exchange Commission rule that requires fair disclosure of information about publicly-traded companies. The Company is required under Regulation FD to avoid selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You may also not discuss confidentialor material nonpublic information about the Company or its business on social media or other internet-based forums.

20/20 Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Transactions under Company Plans

The Company's insider trading policy does not apply to the exercise of employee stock options, although it does apply to the sale of the underlying shares. Nor does it apply to the surrender of shares to the Company to pay the exercise price of an option or to satisfy tax

EXHIBIT 19.1

withholding requirements with respect to an exercise or vesting of an equity award granted by the Company. The Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or taxes due in connection with the vesting or exercise of equity awards granted by the Company. Notwithstanding the foregoing, the Policy does apply to any voluntary election with respect to the satisfaction of an exercise price or tax withholding requirements, including any exercise of discretion by the securityholder with respect to the amount of securities sold to satisfy tax obligations.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company's securities. It therefore is the Company's policy that directors, officers and other employees may not engage in any of the following transactions:

Short-term Trading. Short-term trading of the Company's securities may be distracting and may result in an undue focus on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase.

Short Sales. Short sales of the Company's securities reflect an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller lacks confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales of the Company's securities are prohibited by this Policy.

Publicly Traded Options. A transaction in publicly traded options is, in effect, a bet on the short-term movement of the Company's stock and therefore creates the appearance that the director, officer or employee is trading based on inside information. Transactions in publicly traded options also may focus attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Options granted by the Company under its benefit plans are not publicly traded options, and are therefore not subject to this prohibition.)

Hedging. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own the Company's stock but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company's other shareholders. Therefore, directors, officers and employees are prohibited from engaging in hedging transactions.

Pledged Securities and Margin Accounts. Directors, officers and employees are prohibited from pledging Company stock as collateral for a loan or holding Company securities in an account in which any securities of any company are held on margin. This prohibition is

EXHIBIT 19.1

due to the possibility that securities pledged as collateral for a loan may be sold in foreclosure if you default on the loan. Similarly, securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Because these sales may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in the Company's stock.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Trading Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when you are in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration, terminated immediately should the person acquire material nonpublic information, and should otherwise comply with the applicable restrictions and procedures outlined in "*Trading Window Procedures for Certain Persons*" below.

Trading Window Procedures for Certain Persons

This section imposes additional requirements on certain persons in the Company who may have access to material nonpublic information as part of their ordinary course roles and responsibilities ("Restricted Persons"). For purposes of this Policy, Restricted Persons are defined as follows:

- members of the Company's Board of Directors;

- the Company's "officers" (as defined by Rule 16a-1(f) under the Exchange Act of 1934, as amended, and, together with the members of the Company's Board of Directors, the "Section 16 Insiders");

- those employees who, by the nature of their jobs, can be assumed to have access to material nonpublic information;

- such other employees as are designated from time to time by executive management of the Company; and

- the household and immediate family members of such persons, and trusts, companies and other entities controlled by any of such persons.

Pre-Clearance Procedures.

Each of the Company's Section 16 Insiders (as defined above), and their Related Parties must pre-clear all transactions in Company securities with the General Counsel's Office, except for transactions conducted pursuant to a previously approved Trading Plan (as defined below). Approval will only be granted during open trading windows when the General Counsel's Office determines that the person requesting approval does not possess material nonpublic information. Pre-cleared transactions may only be performed during the open trading window in which approval was granted and within two business days from the date of approval. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

EXHIBIT 19.1

The General Counsel (or his or her designee) may require greater time to review any pre-clearance request to trade Company securities within four business days before or after the Company announces a securities repurchase plan or program. Such pre-clearance request may not be approved.

Pre-clearance does not constitute legal advice. Individuals should consult with their own counsel concerning any trades or transactions – the Company does not assume any liability with regard to any trades or transactions, including pre-cleared trades or transactions or any liability arising as a result of any pre-clearance denial.

Window and Blackout Periods. The Company has established four regular "windows" of time during the fiscal year during which requests by Restricted Persons for transactions involving the Company's securities may be approved by the General Counsel (or his or her designee) and performed ("Window Periods"). EachWindow Period begins with the second trading day on the New York Stock Exchange after the day on which the Company makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. That same Window Period closes at the close of trading on the last trading day that is twenty-five (25) trading days following the opening of such Window Period. After the close of the Window Period, Restricted Persons may not trade the Company's securities. From time to time, the Company may determine that the Window Period shall not begin until the second trading day after the day the Company files its Quarterly Report on Form 10-Q with respect to the most recently completed fiscal quarter or Annual Report on Form 10-K with respect to the fourth fiscal quarter if it determines that the earnings release for the period does not disclose all material nonpublic information known to the Company. The prohibition against trading while aware of, or tipping of, material nonpublic information applies even during a Window Period. For example, if during a Window Period, a material acquisition or divestiture is pending you may not trade in the Company's securities. You should consult the Legal Department whenever you are in doubt.

From time to time, the Company may notify Restricted Persons and/or other specified employees that an additional blackout period (a "Special Blackout Period") is in effect in view of significant events or developments involving the Company. These Special Blackout Periods may occur during a regular Window Period and may include persons not generally designated as Restricted Persons. In case of a Special Blackout Period, no designated person may purchase or sell any securities of the Company during such Special Blackout Period or inform anyone else that a Special Blackout Period is in effect.

The Company will deliver an e-mail (or other communication) notifying all Restricted Persons when Window Periods will begin and end. In the case of a Special Blackout Period, the Company will notify the persons affected by e-mail (or other communication) when the Special Blackout Period begins and when it ends. The Company's delivery or non-delivery of these e-mails (or other communications) does not relieve any Restricted Person of the obligation to trade in securities of the Company only in full compliance with this Policy.

Those subject to the Window Periods, a Special Blackout Period, or the restrictions described above with respect to transactions within four business days of the announcement of a securities repurchase plan or program may request an exemption from such periods if they are not in possession of material nonpublic information andare not otherwise prohibited from

EXHIBIT 19.1

trading pursuant to the Company's insider trading policy. Such exemptions are granted infrequently and only in exceptional circumstances. Any requestfor an exemption should be made to the General Counsel.

10b5-1 Trading Plans

The prohibitions on trading and pre-clearance procedures for trading contained in this Policy will not apply to trades made pursuant to a trading plan (a "Trading Plan") adopted and operated in compliance with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided such Trading Plan or amendment thereto, meets the guidelines set forth on Schedule A to this Policy.

Administration of the Policy

The General Counsel and other individuals designated by the General Counsel will administer this Policy. All determinations and interpretations by the General Counsel (or his or her designee) are final and not subject to further review.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may contact the Company's General Counsel.]. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with each individual and any action on the part of the Company, the General Counsel or any other employee or board member pursuant to this Policy (or otherwise), including but not limited to any pre-clearance, does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

If any questions arise regarding specific transactions (such as in implementing a Trading Plan or transacting in Company securities), an individual should also consult with their own legal counsel. Each individual is responsible for assessing whether they are in possession of material nonpublic information at the time of a trade and must not trade if they are in possession of such information.

Communication

Management shall communicate this Policy to employees on an annual basis.

EXHIBIT 19.1

Robert Half International Inc.
Policy On Compliance With Securities Laws
Schedule A
Rule 10b5-1 Trading Plan Guidelines

All Trading Plans must satisfy the requirements set forth in these Guidelines and Rule 10b5-1(c) under the Exchange Act. A Trading Plan pre-clearance request should be submitted to the General Counsel (or his or her designee) at least two business days prior to entry into a Trading Plan. The General Counsel (or his or her designee) is under no obligation to approve a Trading Plan and may determine not to permit the plan. Any approved pre-clearance expires five business days following approval, or earlier upon possession of material nonpublic information or revocation of the pre-clearance by the General Counsel (or his or her designee). If a request for pre-clearance of a proposed Trading Plan is denied, the requestor may not enter into such plan or inform any other person of the restriction.

The following guidelines apply to all Trading Plans:

1.   The Trading Plan must be in writing.

2.   The Trading Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information.

3.   Once the Trading Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

4.   The Trading Plan must either specify the amount, pricing and timing of transactions in advance (or include a formula for determining such information) or delegate discretion on these matters to an independent third party.

5.   The Trading Plan must be submitted to the Company for review by the Company and pre-cleared by the General Counsel (or his or her designee) prior to its adoption.

6.   The Trading Plan must include a representation that, as of the date of adoption of the Plan, the person adopting the Plan (a) is not aware of any material nonpublic information about the Company or its securities; and (b) is adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b-5.

7.   The Trading Plan may only be adopted or modified during a Window Period unless approved by the General Counsel (or his or her designee) in limited circumstances consistent with the Robert Half Inc. Policy on Compliance with Securities Laws and may not be adopted or modified while in possession of material nonpublic information.

EXHIBIT 19.1

8. The Trading Plan must comply with Rule 10b5-1(c)'s provisions (taking into account any applicable SEC interpretations thereunder) that (a) impose a limit of one Trading Plan every twelve months that is designed to be executed a single trade; and (b) permit a person to have only a single Trading Plan active at any time, subject to limited exceptions, including for certain "sell-to-cover" plans to satisfy required tax withholding obligations. It is permissible for an individual to adopt a second Trading Plan while having an active Trading Plan in place so long as the second plan cannot commence trading until all trades under the earlier plan have been executed or the prior Trading Plan has expired.

9. Trades can commence at the beginning of the trading day on the 31st day following the Plan's adoption, except for Section 16 Insiders (as defined in this Policy.).

10. Any substantive modification of a Trading Plan (e.g., a modification that affects the amount, price, or timing of transactions under the Trading Plan) is treated as a termination of such Trading Plan. Transactions under that Trading Plan must cease and a new cooling-off period must elapse before trading can resume. Non-substantive modifications (e.g., a change in account information) may take effect immediately without triggering a new cooling-off period.

11. Terminations of Trading Plans are strongly discouraged because they may be interpreted by the SEC as that evidence of abuse of the rule or bad faith and undermine an individual's ability to rely on the protection afforded by Rule 10b5-1(c).

12. The Trading Plan must satisfy all applicable laws and regulations.

Additional Guidelines for Section 16 Insiders:

1. Section 16 Insider's brokers must notify the General Counsel or his or her designee on the day of the execution of each transaction under the trading plan.

2. Trades may commence at the beginning of the trading day on the later of (a) the 91st day after adoption of the Plan or (b) the third business day following the filing date of the Form 10-Q for the fiscal quarter during which the Plan was adopted (or the Form 10-K if during the fourth quarter), subject to a maximum of 120 days after adoption.

3. SEC rules require the Company to publicly disclose some of the terms of a Trading Plan adopted by Section 16 Insiders

4. The approval or adoption of a pre-planned selling program in no way reduces or eliminates the Section 16 Insider's obligations under Section 16 of the Exchange Act, including the disclosure and short-swing trading liabilities thereunder.

EXHIBIT 19.1

Neither these Guidelines nor pre-clearance of a Trading Plan shall constitute legal advice. Individuals should consult with their own counsel concerning Trading Plans and their compliance with the requirements of Rule 10b5-1(c). The Company does not assume any liability with regard to any transactions conducted pursuant to a Trading Plan or any liability arising as a result of any failure by the Company to approve a Trading Plan.

EXHIBIT 21.1

SUBSIDIARIES OF ROBERT HALF INC.

Name of Subsidiary	Jurisdiction of Incorporation
Protiviti Inc.	Delaware
Protiviti Holdings Inc.	Delaware
RHHC LLC	Delaware
RH-TM Resources, Inc.	Delaware
Protiviti Government Services, Inc.	Maryland
Protiviti Pty. Limited	Australia
Robert Half Australia Pty. Limited	Australia
Robert Half Austria GmbH	Austria
Robert Half B.V.	Belgium
Robert Half Project Sourcing B.V.	Belgium
Robert Half Trabalho Temporário Ltda.	Brazil
Protiviti EOOD	Bulgaria
Robert Half Canada Inc.	Canada
Robert Half Chile Sociedad por Acciones	Chile
Robert Half Empresa De Servicios Transitorios Limitada	Chile
Robert Half Human Resources Shanghai Company Limited	China
Robert Half Management Consulting (Shanghai) Company Limited	China
Robert Half Hong Kong Limited	China, Hong Kong SAR
Protiviti Hong Kong Co. Limited	China, Hong Kong SAR
Protiviti SAS	France
Robert Half International France SAS	France
Robert Half SAS	France
Protiviti GmbH	Germany
Protiviti Services GmbH & Co. KG	Germany
Robert Half Deutschland Beteiligungsgesellschaft mbH	Germany
Robert Half Deutschland GmbH & Co. KG	Germany

Name of Subsidiary	Jurisdiction of Incorporation
Protiviti Consulting Private Limited	India
Robert Half International Ireland Limited	Ireland
Protiviti Government Services S.r.l.	Italy
Protiviti S.r.l.	Italy
Protiviti LLC	Japan
Robert Half Japan Ltd.	Japan
Robert Half Holding S.à r.l.	Luxembourg
Robert Half S.à r.l.	Luxembourg
Protiviti B.V.	Netherlands
Robert Half International B.V.	Netherlands
Robert Half Nederland B.V.	Netherlands
Robert Half New Zealand Limited	New Zealand
Protiviti Pte. Ltd.	Singapore
Robert Half International Pte. Ltd.	Singapore
Protiviti Switzerland GmbH	Switzerland
Robert Half GmbH	Switzerland
Robert Half International (Dubai) Ltd.	United Arab Emirates
Protiviti Limited	United Kingdom
Robert Half Holdings Limited	United Kingdom
Robert Half Limited	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-14706, 33-32622, 33-32623, 33-39187, 33-39204, 33-40795, 33-52617, 33-56639, 33-56641, 33-57763, 33-62138, 33-62140, 33-65401, 33-65403, 333-05743, 333-05745, 333-18283, 333-18339, 333-38786, 333-38820, 333-42471, 333-42573, 333-42343, 333-42269, 333-50068, 333-50094, 333-66038, 333-66042, 333-68193, 333-68135, 333-68273, 333-75694, 333-79793, 333-79829, 333-88001, 333-91173, 333-91151, 333-91167, 333-98737, 333-125044, 333-151015, 333-196291, and 333-231788) of Robert Half Inc. of our report dated February 13, 2025 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

February 13, 2025

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, M. Keith Waddell, certify that:

1.   I have reviewed this report on Form 10-K of Robert Half Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2025

/s/ M. Keith Waddell
M. Keith Waddell
President & CEO

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, Michael C. Buckley, certify that:

1.   I have reviewed this report on Form 10-K of Robert Half Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2025

/s/Michael C. Buckley

Michael C. Buckley
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of Robert Half Inc. (the "Form 10-K"), I, M. Keith Waddell, Chief Executive Officer of Robert Half Inc., certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half Inc. and will be retained by Robert Half Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 13, 2025   /s/ M. Keith Waddell
                                                                                                      M. Keith Waddell
                                                                                                      Chief Executive Officer
                                                                                                      Robert Half Inc.

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of Robert Half Inc. (the "Form 10-K"), I, Michael C. Buckley, Chief Financial Officer of Robert Half Inc., certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half Inc. and will be retained by Robert Half Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 13, 2025   /s/Michael C. Buckley

                                                      Michael C. Buckley
                                                      Chief Financial Officer
                                                      Robert Half Inc.

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Corporate Directory

BOARD OF DIRECTORS



Harold M. Messmer, Jr.
Chairman of Robert Half Inc.



M. Keith Waddell
President and Chief Executive Officer
of Robert Half Inc.



Jana L. Barsten
Retired Audit Partner, KPMG LLP



Julia L. Coronado, Ph.D.
President and Founder, MacroPolicy Perspectives
LLC, an economic research consulting firm



Dirk A. Kempthorne
President of The Kempthorne Group,
a private consulting firm



Marc H. Morial
President and Chief Executive Officer
of the National Urban League



Robert J. Pace
Founder and Chief Executive Officer of HundredX,
Inc., a privately held technology company



Frederick A. Richman
Consultant to Deloitte Tax LLP



Marnie H. Wilking
Chief Information Security Officer of
Booking.com, a digital travel marketplace

EXECUTIVE OFFICERS

M. Keith Waddell
President and Chief Executive Officer

Paul F. Gentzkow
President and CEO, Talent Solutions

Joseph A. Tarantino
President and CEO, Protiviti

Michael C. Buckley
Executive Vice President and Chief Financial Officer

Robert W. Glass
Executive Vice President, Corporate Development

Harold M. Messmer, Jr.
Chairman

OFFICERS

James C. Johnson
Executive Vice President and
Chief Technology Officer

Nick B. Cerise
Senior Vice President
and Chief Marketing Officer

JoLynn M. Conway-James
Senior Executive Director
and Chief Administrative Officer

Evelyn T. Crane-Oliver
Senior Vice President, Secretary
and General Counsel

Sara J. Gagen
Senior Vice President, ATI Cloud Solutions

Susan L. Haseley
Chief Corporate Responsibility
and Inclusion Officer

Stephen M. Hilton
Senior Vice President, Finance and Treasurer

Christopher M. Hoffmann
Senior Vice President and
Global Privacy Officer

Mark F. Jamati
Senior Vice President, Tax

Tami A. Munns
Senior Vice President, Finance Operations

Brian C. Ochipinti
Senior Vice President and
Chief Information Officer, Protiviti

Micah L. Reinhold
Senior Vice President, Finance

Lynne C. Smith
Senior Vice President, Human Resources
and Compensation

Stephanie L. Sweet
Senior Vice President, Corporate Communications

CORPORATE HEADQUARTERS

2884 Sand Hill Road, Suite 200
Menlo Park, CA 94025
1.650.234.6000

roberthalf.com

REGISTRAR AND STOCK TRANSFER AGENT

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

PRIVATE COURIERS/REGISTERED MAIL

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150 Royall Street, Suite 101
Canton, MA 02021

1.800.676.0894
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1.201.680.6578 *(Foreign Shareholders)*

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